03007963

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AMP Limited

*CURRENT ADDRESS 33 Alfred St
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 34713 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: ERS

DATE: 4/9/03

AMP

AMP annual report 2001

creating better futures

→ **1 million** shareholders

→ **8 million** customers

→ **15,000** people

→ in more than **20** countries

AMP is growing and managing wealth in more than 20 countries around the world

PENSIONS, SUPERANNUATION AND RETIREMENT PLANNING

INVESTMENTS

INSURANCE

BANKING

FINANCIAL PLANNING AND ADVICE

Corporate strategy

AMP is an international financial services company focused on wealth management. We offer our customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

We will continue to grow as an international financial services company by:

→ **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom;

→ **expanding** from Australia, New Zealand and the United Kingdom by transferring our retail financial services skills to selected new markets in Europe and Asia;

→ **building** an international asset management business through expansion into Europe, Asia and North America; and

→ **focusing** on high growth, high return wealth management products and services.

Our strategy capitalises on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:

→ aging populations;

→ people becoming increasingly responsible for funding their own retirement; and

→ increasing complexity driving the need for information and advice.

AMP aims to **create better futures** for all our stakeholders through the skilful creation and protection of wealth so we can...

→ deliver superior returns to our **shareholders**



→ help our **customers** build and protect their wealth so they can enjoy the life they want



→ enable **our people** to realise their potential



→ invest in our **communities** and work to build a shared future



Highlights

NET PROFIT

$690 million

after tax attributable to shareholders

Net profit impacted by volatile global investment markets



A$m
1027
609
1998
589
(424)
1999
1152
1043
2000
1249
690
2001

Normalised contribution: net profit after tax (1999, before GIO writedown and other items) adjusted for market volatility affect on investment income on shareholders' funds.

SUSTAINED GROWTH IN CORE OPERATIONS

- → Delivered 14% growth in core recurring operating margins to a record $938 million
- → Continued sustained four-year trend with 28% compound annual growth in core recurring operating margins since 1998
- → Reduced Group cost-to-income ratio to 60%, as a result of driving down costs across the business

FOCUSED EXECUTION OF STRATEGY

- → Continued integration of three UK businesses and introduced AMP brand in UK retail market
- → Acquired independent financial adviser Towry Law and online financial services company Interactive Investor in the UK
- → Divested non-core businesses, including general insurance worldwide, realising almost $2 billion in capital
- → Sold 25% stake in Virgin One and streamlined Virgin joint ventures to create Virgin Money
- → Managed capital effectively, reducing debt by almost $1 billion and maintaining AA rating in volatile markets

DIVIDEND

51cents per share

Steady dividend growth continues



$0.18*
$0.41
$0.47
$0.51
A$
1998
1999
2000
2001

* AMP listed on 15 June 1998 therefore only second-half dividend paid in 1998.

CORE RECURRING OPERATING MARGINS

14% increase

Sustained growth in core recurring operating margins



448
595
823
938
A$m
1998
1999
2000
2001

IMPROVED CUSTOMER FOCUS

→ Developed and streamlined products across the Group to meet customer needs

→ Improved distribution through planners and online offerings to increase choice and convenience and enhance customer service

→ Launched online financial services supermarkets Ample.com in the UK and Liquid.co.nz in New Zealand

PRUDENT INTERNATIONAL GROWTH

→ Launched retail financial services businesses in India and Japan

→ Expanded asset management distribution partnerships across Europe and Asia

→ Entered US market with five Henderson-branded mutual funds

" We are taking the business in the right direction. Our operating businesses are strong and our structure is resilient."

MOVEMENT IN NET PROFIT AFTER TAX (NPAT)


$1152
$115
$41
($11)
($607)
$690
A$m
NPAT FY00
NPAT FY01
Increase in core recurring operating margins
Increase in other margins
Increase in corporate expenses including goodwill
Fall in investment income net of interest on corporate debt

Chairman and Chief Executive Officer's report



Stan Wallis
Chairman

AMP delivered solid operating results in very challenging markets in 2001, with a 14% increase in core recurring operating margins to a record $938 million.

However, a fall in investment income, caused by depressed global investment markets, impacted our overall results, with net profit for the year down 40% on 2000 to $690 million.

This mixed result reflects the nature of AMP's profit, which is derived primarily from two sources:

→ operating margins - the sustainable earnings from our operations and other non-recurring margins; and

→ investment income - the returns on shareholder capital resources invested in financial markets.

Investment income is inherently more volatile than operating earnings because returns are dependent on the performance of global investment markets.

We have been deliberately reducing our reliance on investment income over the past few years. The market volatility of the past year indicates the importance of our efforts to redirect capital resources into operating businesses.

The fall in net profit impacted our earnings per share and return on equity, which were $0.62 and 8.1% respectively, compared with $1.05 and 14.3% in 2000.

A final dividend of $0.26 a share has been declared, taking the total dividend for the year to $0.51 a share, 15% franked, an 8.5% increase on 2000. This reflects both our confidence in the underlying strength of our business and our policy of providing a steady or rising stream of dividends in line with our long-term sustainable earnings.

Continued growth in operating businesses

Our 2001 operating results were underpinned by strong net cashflows and tight cost control, which drove the Group's cost to income ratio down to 60%.

Our continued focus on our core businesses helped drive gains across the business units.



Paul Batchelor
Chief Executive Officer

AMP Financial Services in Australia and New Zealand continued a four-year growth trend, recording improvements on all measures. Core recurring operating margins increased 12%, new business improved 7% and overall net cashflows jumped 61% on 2000. Controllable costs were reduced 14%. These results are the outcome of several years of hard work aimed at driving improvements across the business.

One year into a three-year transformation program, AMP UK Financial Services (UKFS) delivered a solid performance in a tough market. Core recurring operating margins improved 24% and new business increased 15%. Costs were driven down 9% as AMP UKFS built a single business platform from three separate businesses. There is still plenty of work to be done in the UK, but the business is now positioned well for future growth.

AMP's international asset management business, Henderson Global Investors, took effective action to protect its profits in 2001. Henderson's growth and profitability relies on global equity markets, and leading indices for world markets fell on average by 18% from 2000 levels. However, the business delivered relatively steady operating margins of $208 million, compared with $216 million in 2000, and maintained its cost to income ratio at 68% and assets under management at $292 billion.

AMP International's portfolio of businesses achieved growth and increased efficiency. AMP Banking's Australasian business delivered its first profit, Cogent increased its operating margins by 29%, the Virgin joint ventures were restructured to realise greater value and new businesses were launched in India and Japan.

Delivering on our strategy

Despite the challenging market conditions, we achieved our key business objectives in 2001, as we maintained our disciplined focus on implementing our strategy.

Realising the potential of our AMP UK Financial Services operation, positioning the business for future growth: We continued the integration of our three UK businesses, introducing the AMP Pearl, AMP London Life and AMP NPI brands to the UK retail market, and implemented a single marketing group, reducing the UK product range from 190 to 40. We acquired our own independent financial advisory firm, Towry Law, streamlined and retrained our direct sales force and upgraded our direct product offerings.

Leveraging our core capabilities and business model into new geographic markets: We launched AMP retail financial services businesses in India and Japan and expanded our asset management presence worldwide through new joint venture and distribution alliances, primarily in Europe and Asia.

" We achieved our key business objectives in 2001 as we maintained our disciplined focus on implementing our strategy."

TOTAL ASSETS UNDER MANAGEMENT
$292.4 billion*



2.5%
70.5%
27%
Europe and UK
North America
Australasia

**as at 31 December 2001*

Chairman and Chief Executive Officer's report (cont)

Withdrawl from non-core businesses which did not meet our high growth, high return criteria: By focusing on high growth, high return products and services, we can create more value for shareholders. This means we need to be a selective manufacturer of our offerings. As a result, in 2001 we exited general insurance manufacturing globally, selling our operations to Suncorp Metway in Australia, Royal & Sun Alliance in New Zealand and Churchill Insurance in the UK. To ensure we continue to offer our customers general insurance products, we established manufacturing and distribution agreements with these companies.

We also divested Resolve Engineering, AMP Financial Services' individual trust deed corporate superannuation consulting and administration service and our 25% stake in Virgin One. Overall, we realised almost $2 billion in capital through these intiatives.

Managing capital structure efficiently and effectively: We used the release of almost $2 billion in capital to maintain our capital strength and AA rating in difficult global markets. Maintaining our capital strength is particularly important in managing the business in turbulent times.

Diversifying distribution to both new and existing customers: We launched new online information and transaction services Ample.com in the UK and Liquid.co.nz in New Zealand and acquired UK online financial services company, Interactive Investor. We also strengthened our financial planning channels through technology improvements, establishing new internet access points for our planners and customers.

Transforming our business approach through technology: We consolidated technology platforms by transferring AMP's UK IT infrastructure to Computer Sciences Corporation (CSC). This will deliver a projected $136 million in savings over five years. We also extended our relationship with CSC to encompass our businesses in Asia.

Creating an organisation that is socially responsible: We continued our strong tradition of community support, reaching out across the countries where we operate through partnerships, fundraising and volunteering efforts.

Following on our commitment in 2000, we developed a corporate social responsibility strategy. A dedicated team is implementing this strategy across the Group and in 2001 a number of initiatives were successfully piloted (see pages 22-23 and 30-31 for more detail).

Encouraging our people to achieve their full potential in the interests of business and shareholders: We recognise that AMP's business success depends on our 15,000 people, and during the year, we implemented new initiatives to build employee commitment, including the launch of an international set of employee share plans.

AMP'S 2002 BUSINESS PRIORITIES
→ Improve our customer focus to increase retention and market share in our Australian, New Zealand and UK home markets
→ Build on our consolidated UK retail financial services business to capitalise on the changing environment
→ Capitalise on our brand strength in Australia and New Zealand and build the brand in the UK and selected new markets
→ Continue to focus on improving our core business strengths and activities
→ Leverage the skills of our people to share knowledge and expertise across the business
→ Manage our capital structure to ensure flexibility and capital strength

SUCCESS IN ACHIEVING OUR OBJECTIVES WILL RESULT IN
→ Improved returns to shareholders
→ Increased net cashflows
→ Increased value of new business
→ Reduced cost ratios
→ Improved management of and return on capital
→ Growth in margins and total profits

Cost and capital management

We drove down costs across the Group, resulting in an improved overall cost to income ratio of 60%. We will continue to drive greater efficiencies in 2002, particularly through the ongoing restructure of AMP UK Financial Services. In doing this, we will manage costs while continuing to invest in the future.

Capital management is one of our key management priorities as it is fundamental to our ongoing success. In 2001, we strengthened our investment framework and increased the proportion of capital invested in our operations. In managing this capital, we apply strict criteria which rewards high growth, high return businesses. Applying these criteria in 2001, our divestments realised almost $2 billion in capital. This money was used to reduce our debt levels by almost $1 billion, support growth in our core operations and fund two acquisitions in the UK.

Disciplined cost and capital management will enable us to execute our strategy from a position of strength and deliver sustained returns to shareholders.

" AMP is primed and capable of creating better futures for all its stakeholders."

REDUCED COST TO INCOME RATIOS
across businesses



100%
80%
60%
40%
68%
60%
43%
1999
2000
2001
AMP Financial Services
Henderson Global Investors
AMP UK Financial Services

Chairman and Chief Executive Officer's report (cont)

Board

During 2001, Carolyn Hewson retired from the Board following five years of service. We extend our thanks to Carolyn for her valuable and lasting contribution to AMP during a period of substantial change and progress.

The Board initiated a performance review of its role and effectiveness during the year. The review, led by an independent consultant, resulted in a restructure of Board Committees and a commitment to an annual Board review process. The new Committee structure is outlined on page 27.

We would like to thank AMP's 15,000 people around the world together with the Senior Management Team and our Board colleagues for their commitment and hard work during 2001. Our performance and growth in the midst of economic instability, as well as the uncertainty caused by September 11, would not have been possible without the dedicated efforts of the entire AMP team.

AMP's future

Going forward, our strategy is simple. We plan to use our product knowledge, skills and expertise to grow our existing business in the markets we know, and take our skills and products into new markets with growth potential.

Around 90% of our business efforts are focused on driving organic growth by developing new products and services, reaching more customers, leveraging our distribution channels more effectively and serving existing clients. We know there are customers, product segments and distribution channels that we can develop for further growth in our existing markets.

Moving into new geographic markets is the second part of our strategy. There are numerous markets around the world, particularly in Europe and Asia, where aging populations and a shift in responsibility for retirement incomes from governments to individuals are creating a demand for AMP's skills and products.

Henderson and AMP International will spearhead this market development, drawing on the skills and expertise of our retail businesses when needed. We will seek alliances and acquisitions to achieve this growth, with a bias towards joint ventures, as we have shown in India, Japan and Europe to date.

Organic growth will be our primary focus. We will consider focused acquisitions only when it is clear they will add value to the business and deliver enhanced value to shareholders.

Outlook

We expect 2002 to be another tough year for global financial services markets. However, our experience in 2001 has reinforced what we must do to deliver sustainable results to our shareholders.

This year we will continue concentrating on:

→ broadening and deepening our customer relationships, aiming to reach more people and doing more business with the people we do reach;

→ growing our international asset management business, focusing on developing skills and scale and on broadening distribution; and

→ leveraging our core skills and expertise into new growth markets.

This will be underpinned by a continued focus on cashflows, cost control and the efficient use of capital.

We are confident that by implementing this strategy and pursuing our priorities AMP will create better futures for all its stakeholders by:

→ delivering superior returns to our shareholders;

→ helping our customers build and protect their wealth so they can enjoy the life they want;

→ enabling our people to realise their potential; and

→ investing in our communities and working to build a shared future.

CASHFLOW
by geographic region


9%
35%
56%
Australia and New Zealand
UK
Rest of world



Stan Wallis
Chairman

Paul Batchelor
Chief Executive Officer

Management team



MARC DE CURE
WARWICK FOSTER
TOM FRASER
CRAIG DUNN
CHRISTINE McLOUGHLIN

Top line from left to right

Marc de Cure BCom (Hons), CA
Chief Financial Officer

Marc was appointed AMP's Chief Financial Officer in January 2000 after 10 years as a partner with PricewaterhouseCoopers. He is responsible for all aspects of AMP's financial management and reporting, taxation management, investor relations, risk management and compliance. He is also responsible for the run-off of GIO Reinsurance and Cobalt. Prior to joining AMP, Marc built a strong understanding of the company acting on a consulting basis for five years, including a six-month secondment as Group Financial Controller in the lead up to AMP's demutualisation. Age 43.

Warwick Foster Grad Dip (Accounting), MAICD Dip, MACS
Chief Information Officer

Warwick was appointed AMP's Chief Information Officer in July 2000. He is responsible for managing and delivering AMP's global technology strategy to ensure the Group stays at the forefront of financial services industry technology. He joined AMP from a position as Group Chief Information Officer at Colonial Limited. Prior to this, Warwick held a number of senior management positions at Coles Myer Ltd. Age 49.

Tom Fraser BEc, CA
Managing Director, AMP UK Financial Services

Tom joined AMP in January 2001 to lead AMP UK Financial Services - Pearl, NPI, London Life - as a single, integrated organisation. Tom has extensive UK financial services experience, having joined AMP from CGNU, where he held the position of Managing Director - Europe. Previously he was the Executive Director, International for Norwich Union Plc. Prior to that, he was an Executive Manager for Ernst & Young in the UK, specialising in financial services. Age 42.

Andrew Mohl BEc (Hons)
Managing Director, AMP Financial Services

Andrew was appointed in December 1999 to lead AMP's Australian and New Zealand Financial Services business, having previously been Managing Director of AMP Asset Management. He joined AMP in 1996 as General Manager, Distribution, AMP Retail Financial Services. Prior to joining AMP, he was Managing Director, ANZ Funds Management and previously had held senior positions at the Reserve Bank of Australia. Age 46.

Matthew Percival BA
General Manager, Corporate and Public Affairs

Matthew joined AMP in October 2000 and has Group-wide responsibility for AMP's communication and relationships with a broad variety of stakeholders across the world. Matthew was previously Group General Manager, Public Affairs at Colonial Limited. Prior to this, he was General Manager, Public Affairs at Carlton & United Breweries, and General Manager, Group Public Affairs at the ANZ Banking Group. He also has experience as a ministerial adviser. Age 50.


ANDREW MOHL
MATTHEW PERCIVAL
GARY TRAILL
ROGER YATES

Bottom line from left to right

Craig Dunn BCom, CA
Director, Office of the CEO

Craig was appointed to the new position of Director, Office of the CEO, in March 2002. He is responsible for strategy, secretariat functions and operational analysis across the Group. Craig joined AMP in January 2000 as Corporate Strategy Executive and was appointed Managing Director, AMP Banking in February 2001. Prior to joining the Group, Craig was Chief Executive Officer of a Malaysian-based insurance company, a joint venture of Colonial Limited. During his seven-year career with Colonial, he also the held the position of General Manager, Group Finance and worked extensively in the areas of strategy and mergers and acquisitions. He worked for KPMG throughout Europe and Indonesia before joining Colonial. Age 38.

Christine McLoughlin BA, LLB (Hons)
Board Executive and Company Secretary

Appointed Board Executive and Company Secretary in 2000, Christine is responsible for the development of Board and governance policies across AMP's international businesses. Christine also leads the establishment of company-wide policies and practices associated with corporate social responsibility. She joined AMP in 1997 as Group Executive Legal Counsel, and in 1999 was appointed Director of Corporate Services for AMP's Asset Management business, managing its finance, legal and compliance and information technology functions. Christine was previously Optus Communications' Corporate Counsel and with Allen Allen & Hemsley in both Sydney and London. Age 39.

Andrew Jones M.Phil
General Manager, Corporate Human Resources

Andrew was appointed General Manager, Corporate Human Resources in February 2001, with responsibility for human resources for AMP's business operations worldwide. He was most recently Human Resources Director for AMP Financial Services having joined AMP in April 1997 as Director of Human Resources at Pearl in the UK. He has experience in a diverse range of industries including the South Wales police force and the retail industry, where he worked in human resources, operations and information technology, before moving into the financial services industry. Age 48.

Gary Traill LLM
General Counsel

Gary joined AMP in 1995 and is responsible for the legal and security functions across the Group. He will retire in the second quarter of 2002. Gary has served on a number of legal professional bodies and business councils, and prior to joining AMP, was Chairman of the law firm, Gadens. Age 61.

Tim Wade LLM, FCA
Managing Director, AMP International

Tim joined AMP in October 2000 as Managing Director AMP International (formerly International and Technology Ventures). This business unit changed its name to AMP International in late 2001. Tim is responsible for developing value creation opportunities for AMP across the Group and providing leadership to AMP's newest ventures including Cogent, AMP Banking, AMP's relationship with the Virgin Group and international development. Tim was formerly Chief Financial Officer of Colonial Limited. Prior to joining Colonial, he was a partner of Arthur Andersen. Age 42.

Roger Yates BA (Hons)
Managing Director, Henderson Global Investors

Roger joined AMP in October 1999. Since joining, he has managed the integration of Henderson and AMP Asset Management to form a single global investment management business. He has overseen Henderson Global Investors' rise to a leading global asset manager, with $292 billion in assets under management. Previously, he was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies LGT and Morgan Grenfell. Age 44.

Business overview

AMP FINANCIAL SERVICES

BRANDS: AMP, HILLROSS, LIQUID (NZ)

PRODUCTS AND SERVICES

- ✓ Financial planning
- ✓ Managed investments
- ✓ Superannuation
- ✓ Insurance
- ✓ Income streams
- ✓ Online financial services
- ✓ Administration and education

2002 PRIORITIES

- ✓ Be easy to deal with for planners and customers
- ✓ Strengthen direct and planner-based channels
- ✓ Know, serve and market to customers better
- ✓ Continue to improve cost and capital efficiencies
- ✓ Strengthen AMP's profile centred on financial advice
- ✓ Sharpen the can-do culture

AMP Financial Services (AMPFS) competes in the retail managed funds market, which is valued at $A263 billion in Australia and is growing at a real rate of 6% per annum. The New Zealand managed funds market is valued at NZ$29.6 billion. A market leader in Australia and New Zealand, AMP is ranked number one in New Zealand and number three in Australia for total assets under management in the retail managed funds market. In both markets, AMP is ranked number one in retail superannuation.

AMPFS helps people to build and protect their wealth so they can enjoy the life they want. It does this by packaging combinations of products and services to meet different customer needs, and delivering them through multiple distribution channels. Customers are able to access AMPFS face-to-face, over the telephone, via the internet or at work.

In Australia and New Zealand, AMPFS serves 3.6 million customers and has more than 2,200 planners.

AMP UK FINANCIAL SERVICES

BRANDS: AMP, AMP PEARL, AMP LONDON LIFE, AMP NPI, TOWRY LAW, AMPLE

PRODUCTS AND SERVICES

- ✓ Savings and investment
- ✓ Pensions - individual and corporate
- ✓ Life and protection
- ✓ Retirement income
- ✓ Financial planning
- ✓ General insurance
- ✓ Mortgages and loans
- ✓ Trustee services

2002 PRIORITIES

- ✓ Grow business profitability
- ✓ Increase capital efficiency
- ✓ Maintain disciplined cost control
- ✓ Strengthen direct sales force and IFA relationships
- ✓ Improve customer relationship management

The UK life and pensions market is valued at over A$26 million in new business and still growing at around 16% on 2000. The UK retail financial services market is valued at around A$6 trillion.

Through its UK retail financial services brands - AMP Pearl, AMP London Life, AMP NPI and Ample - AMP is among the top 12 life and pension providers in the UK and the recently acquired Towry Law is among the top five largest independent financial advisers in the UK.

AMP UK Financial Services aims to be a customer relationship specialist, delivering financial solutions through its multi-channel, multi-product distribution network to its five million customers. Its focus is on its existing customer base, with advice as its key competitive differentiator.

HENDERSON GLOBAL INVESTORS

BRANDS: HENDERSON GLOBAL INVESTORS, AMP HENDERSON GLOBAL INVESTORS

PRODUCTS AND SERVICES

- ✓ Investment management
  - → Listed assets
  - → Private capital
  - → Property

2002 PRIORITIES

- ✓ Sustain investment performance
- ✓ Extend geographic reach
- ✓ Build global brand, cultures and values
- ✓ Continue product innovation
- ✓ Strengthen distribution and client servicing
- ✓ Focus on efficient management

Henderson Global Investors is a leading international investment management company with A$292 billion in assets under management. It is Australia's largest investment management company measured by global assets under management.

A dynamic participant in investment markets across the globe, Henderson also provides a wide range of investment products and services to institutions and individuals in Australasia, Asia, Europe and the Americas.

Henderson Global Investors' purpose is to build people's wealth and security through skilful investment. Its goal is to be a world class investment management company, operating globally.

AMP INTERNATIONAL

BRANDS: COGENT, AMP BANKING, VIRGIN MONEY, AMP SANMAR, AMP SECURITIES (JAPAN)

PRODUCTS AND SERVICES

- ✓ Outsourced investment operations
- ✓ Direct retail and small business banking
- ✓ Direct and online UK financial services through a joint venture with the Virgin Group
- ✓ Expansion strategies into Asian and European financial services markets
- ✓ Identification of emerging business opportunities

2002 PRIORITIES

- ✓ Cogent – extend global products and partnerships
- ✓ AMP Banking – attract and retain customers and achieve profitable growth
- ✓ Virgin Money – extend product range and maximise operating efficiencies
- ✓ Grow operations in India and Japan and explore growth opportunities in Asia and Europe
- ✓ Extend new business propositions using existing capabilities

AMP International, previously International and Technology Ventures, was formed to expand and drive value from a portfolio of new businesses and initiatives. It focuses on building growth and value, using AMP's strengths to generate new revenue opportunities in both new and existing markets.

AMP International encompasses:

→ Cogent (investment operations)
→ AMP Banking
→ Virgin Money
→ AMP New Ventures
→ AMP Asia
→ AMP Europe

AMP FINANCIAL SERVICES
12% increase in core recurring operating margins on 2000



151
280
350
393
A$m
FY98 FY99 FY00 FY01
Core recurring operating margin

HIGHLIGHTS

- → **Recurring operating margins increased 12% to $393 million**
- → **Overall net cashflows jumped 61% to $2,600 million**
- → **Value of new business rose 15% on like for like basis and 72% on absolute basis to $249 million**
- → **Cost to income ratio reduced 5 percentage points to 43%**
- → **AMP judged the 'most trusted brand' in the investment company category of Reader's Digest Awards**
- → **New business generated by AMP Direct Australia increased 68% to $196 million**

AMP Financial Services

AMP Financial Services continued its strong performance in 2001, broadening and strengthening its planner-based and direct distribution channels to suit different customer needs, with a focus on offering increased choice, access and convenience.

Review of results
Continuing a four-year growth trend, AMP Financial Services (AMPFS) delivered a 12% increase in core recurring operating margins. This growth was driven by increased new business, strong net cashflows and reduced costs.

Expanded distribution channels and improved planner productivity helped drive new business growth and a 15% increase in the value of new business on a like for like basis on 2000. New business in New Zealand improved 5% to $680 million driven by large corporate superannuation scheme wins. Net cashflows jumped by $1,000 million, with a 17% increase in contemporary retail product cashflows.

A lower cost to income ratio and 14% reduction in controllable costs was achieved, despite significant investments in upgrading customer service and technology platforms. Return on invested capital was 14.1%.

Key achievements
AMPFS's planner-based channels delivered solid growth, with new business through AMP's dealership groups in Australia increasing by $439 million to $8,711 million. Strong growth was also achieved through third-party distributors with sales increasing by 19% to $951 million.

To help increase planner productivity and retention, AMPFS launched an online planner support channel, Planner Portal, and restructured its planner incentive program to better reward retention of business.

AMPFS also used technology to provide customers with greater choice in the way they access financial advice, introducing My Plan, Australia's first online financial planning service. This service, along with 1,100 individual planner websites all linking to amp.com.au, gives customers the opportunity to access their planner online.

AMPFS successfully delivered on its strategy of growing its direct offerings to complement the business's important planner channels by introducing five high tech interactive centres offering face-to-face customer service and access to AMP's e-services and financial planners; extending the scope of AMP@Work to cover almost 240 companies and 70,000 employees; and launching online financial services broker Liquid.co.nz in New Zealand.

AMPFS implemented several customer relationship management initiatives during 2001, significantly improving customer service levels, planner and service support and driving cost efficiencies throughout the business.

Initiatives to broaden AMPFS's customer base in 2001 included marketing campaigns to attract specific consumer groups, such as baby boomers and generation X (people born between 1966 and 1981). The business also enhanced its product range with a more customer-focused offering, including the launch of socially responsible investments, sustainable future funds and Lifetrack, a new risk product in New Zealand.

Consistent with AMP's strategy of withdrawing from non-core businesses, AMPFS exited its individual trust deed corporate superannuation consulting and administration service through an arrangement with William M Mercer.

With AMP's exit from general insurance manufacturing (discussed on page 6, Chairman and CEO's report), AMPFS established the AMP General Insurance distribution channel using Suncorp Metway in Australia and Royal & Sun Alliance in New Zealand to provide general insurance products to its customers.

AMPFS continued to build a 'can-do' culture in 2001, introducing a range of educational, leadership and work-life balance programs to help improve employee productivity and satisfaction.

Outlook

AMPFS's successful strategy has carved a market-leading position for the business in the Australian and New Zealand wealth management markets. Widely recognised as a strong performer, AMPFS will continue broadening and strengthening its advice-led and direct distribution channels to deliver continued growth. Ongoing product and service innovation will contribute to positioning the brand as a modern, leading-edge wealth management provider.

The business will continue to focus on achieving efficiencies through tight cost control and effective capital use, and building on its customer relationship management and service processes.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Continue cost and capital efficiency improvements	✓ Reduced cost to income ratio to 43%
Continue strong business growth	✓ Increased new business by 7% to $10,538 million ✓ Improved market share, with a market-leading position in retail superannuation of 24%
Consolidate and grow leading planner network	✓ Grew leading planner network moderately to 2,223 ✓ Launched Planner Portal and 1,100 new planner websites
Further e-enable business and distribution channels	✓ Launched online financial service broker Liquid.co.nz in New Zealand ✓ Increased functionality of MyPortfolio ✓ Launched iBelong, retail online shopping service
Grow AMP Direct and AMP@Work	✓ Increased AMP Direct Australia sales by 68% ✓ Launched five high tech interactive centres ✓ Widened scope of AMP@Work, developing a planner version of the program


connections
connections

Customer magazine Connections features financial and lifestyle information with different versions for generation X, baby boomer and third-age customers.

HILLROSS FINANCIAL

Hillross Financial, AMP's wholly-owned independent financial planning group, forms an important part of AMP's 2,223 strong financial adviser network.



AMP's Journey of a Nation expo, celebrating Australia's centenary, visited 40 Australian cities and attracted 300,000-plus people.

AMP UK Financial Services

AMP UK FINANCIAL SERVICES
24% increase in core recurring operating margins on 2000


247
227
264
328
A$m
FY98 FY99 FY00 FY01
Core recurring operating margin

HIGHLIGHTS

- → **Recurring operating margins increased 24% to $328 million (18% to £118 million)**
- → **Value of new business up 12.5% on a like for like basis**
- → **Continued integration of three UK businesses and introduced co-brands AMP Pearl, AMP London Life and AMP NPI**
- → **Acquired Towry Law and Interactive Investor**
- → **Launched online investment service Ample**

AMP UK Financial Services consolidated its businesses, restructured its direct sales force and strengthened its direct and planner-based distribution channels in 2001, solidly positioning the business for future growth.

Review of results

With a restructured and strengthened leadership team, and growth strategy firmly in place, AMP UK Financial Services (UKFS) delivered solid results in a difficult market. AMP UKFS increased core recurring operating margins despite depressed investment markets, and benefited from experience profits reflecting more favourable outcomes for cost, tax and provisions than expected.

New business was up 15%, with life and pensions business increasing 20%, and the value of new business improving 12.5% measured in sterling on a like for like basis. Net cashflows from contemporary retail products improved 25%.

A tight focus on costs reduced controllable costs by 9% while the cost to income ratio fell from 65% to 60%. Return on invested capital improved slightly to 10.2% (from 10.1%) despite volatile markets and impact of capital requirements stemming from acquisitions.

Key achievements

AMP's UK operation continued the integration of the Pearl, London Life and NPI businesses during the year in review, delivering initial cost savings in excess of £80 million. Marking the consolidation of the businesses, AMP co-branded its UK products as AMP Pearl, AMP London Life and AMP NPI.

As part of this business integration, a single marketing group (SMG) was established for AMP UKFS, enabling its salesforce to sell products from all three brands for the first time. The SMG has reduced the product range from 190 to 40 offerings, delivered a single platform for product development and rationalised back-office technology and systems.

AMP UKFS also introduced a single business support operation (BSO), or service company, for its business in 2001. These arrangements provide cost certainty to policyholders, with back-office administration conducted at a defined price (approved by the UK Financial Services Authority). There are also potential cost savings for shareholders, which are expected to grow as further operating efficiencies are realised, particularly through the SMG.

New business increased 15% (10% in sterling) on 2000, driven by improved relationships with IFAs, new technology platforms and the successful restructure of its direct sales force. Sales through IFAs - the UK market's biggest distribution channel, accounting for 65% of product sales - increased by 48%, primarily reflecting strong stakeholder and group pension sales.

AMP UKFS acquired independent financial adviser Towry Law, which provides access to a client base of high net worth individuals and an international network of financial planners. Towry Law has been strategically integrated with AMP UKFS but maintains its own brand and is operationally independent.

As part of a restructure of its direct sales force, AMP UKFS has established a household adviser force to offer advice on insurance and mortgages, combining what was formerly two separate roles. This group is maximising AMP UKFS's partnership with Churchill Insurance, which provides general insurance products for the UK business to distribute following AMP's exit from general insurance manufacturing in 2001 (discussed on page 6, Chairman and CEO's report).

AMP UKFS also broadened its direct distribution capabilities in conjunction with AMP International, launching online investment service Ample and aquiring Interactive Investor, a UK-listed online personal financial services company with 1.2 million customers. In early 2002, the two services were merged, creating a strong proposition in the competitive online financial services marketplace.

Outlook
AMP's UK retail financial services business is on track to build a leading business in a growing wealth management market.

With AMP UKFS's target operating model in place, the focus is on growing profitability, reducing costs and moving to a more efficient capital structure.

Building on its multi-channel, multi-product distribution strategy, AMP UKFS will continue to develop and enhance its planner channels and direct sales force, and build its customer relationship management processes in 2002.

As the UK financial services market continues to evolve, AMP UKFS has developed a flexible, adaptable business model capable of responding quickly to market changes.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Complete reconstruction of the AMP UKFS businesses forming a single group	✓ Launched single marketing group ✓ Completed rebranding ✓ Implemented target operating model
Improve new business profitability	✓ Increased value of new business by 12.5% on like for like basis on 2000
Increase capital efficiency	✓ Launched business support operation to generate potential value for shareholders
Launch stakeholder product range and grow group pensions	✓ Launched stakeholder pensions platform with Merrill Lynch ✓ Increased market share of group pension products from 2.1% to 3.1%
Launch UK e-business	✓ Launched Ample and acquired Interactive Investor in conjunction with AMP International ✓ Merged Ample and Interactive Investor
Continue to enhance IFA relationships	✓ Increased sales through IFAs by 48% ✓ Increased life and pensions business through IFAs by 62%

AMP Pearl

AMP London Life

AMP NPI

AMPLE
An AMP Company

Towry Law

AMP introduced its brand in the UK retail market, launched online investment service Ample and acquired independent financial adviser Towry Law in 2001.


AMP
NPI

AMP obtained exclusive naming rights to the world's oldest test match cricket ground - The Oval - now known as The AMP Oval.

Henderson Global Investors

HENDERSON GLOBAL INVESTORS
Steady margins in difficult markets



80
127
216
208
A$m
FY98
FY99
FY00
FY01

Core recurring operating margin

HIGHLIGHTS

- → **60% of funds met or exceeded benchmark**
- → **36% increase in net institutional cashflows to $17,700 million**
- → **Entered US market with mutual fund range**
- → **Maintained position as Australia's largest fund manager as measured by global assets under management**
- → **Focused on product innovation, with more than $1 billion in assets under management in alternative products**
- → **Won 43 investment awards globally, including 'Best Fund Management Group from Companies', Reuters Survey of Australia and New Zealand**

Despite volatile investment markets, AMP's international asset management business Henderson Global Investors remained focused on its strategy of driving international growth and profitability through geographic expansion, new strategic alliances, product innovation and a diverse range of new mandate wins.

Review of results

Henderson reacted quickly to the market downturn in early 2001 to protect profitability and its competitive position. As a result, it achieved a solid net profit after tax before non-recurring items of $217 million, 3% down on 2000, and maintained relatively steady recurring operating margins of $208 million compared with $216 million in 2000. A diverse business mix across asset classes and geographies helped offset a decline in retail inflows combined with excellent growth in UK institutional business and proactive cost control.

Assets under management remained steady at $292.4 billion, compared with $290.6 billion in 2000. Controllable costs decreased by $14 million on 2000, with the cost to income ratio maintained at 68%. Return on invested capital was 11.2%.

Key achievements

Henderson successfully expanded its international presence in 2001, forming strategic alliances throughout Europe and Asia, and strengthening its foothold in North America with the introduction of a suite of US mutual funds. These five 'Henderson Global Funds' provided Henderson with its first branded product in the world's largest savings market.

In Europe, Henderson consolidated its positions in Italy and Germany with new strategic alliances and distribution agreements, including a property fund agreement with Banca Intesa, Italy's largest banking institution, and the formation of a German property investment company in conjunction with MM Warburg & Co. The Hamburg-based operation will manage property funds for institutional investors seeking to strengthen their European property exposure.

Boosting its Asian presence, Henderson developed further distribution alliances with major global and local distributors in Hong Kong and Singapore.

The asset manager opened an office in Hong Kong - where during 2001 it won nine investment awards - and appointed a new managing director for its business in Japan to lead expansion into the $1 trillion Japanese investment trust (toshin) market.

Henderson maintained its focus on innovation, launching a range of new products and initiatives across the business worldwide. Its range of alternative investment products was expanded to include three new absolute return funds and its first collaterised debt obligation product.

Underpinning Henderson's European growth was the relaunch of its Henderson Horizon mutual fund range, which introduced nine new sub funds and brought the total number of funds available to international investors to 21. Henderson's European funds under management have improved to $10 billion.

Recognising its expertise in socially responsible investment (SRI), leading Swedish foundation MISTRA named Henderson as one of the world's top three SRI fund managers (in a study of 77 managers). This expertise was extended globally in 2001, with the launch in Australia of three sustainable future funds and the addition of an SRI fund to the revamped Horizon range.

Henderson continued its success in securing new institutional mandates across all asset classes and geographies - including the UK, Continental Europe, the Middle East and Asia Pacific - with 19% growth in institutional new business to $28.8 billion in gross external inflows.

Consistent with AMP's strategy of withdrawing from non-core businesses, Henderson divested Resolve Engineering in 2001, realising a profit of $10 million.

Outlook

Henderson will continue to build a world class investment management company, operating globally. It will drive growth organically by expanding its presence and distribution channels in Europe, USA and the Asia Pacific, and through the growth of AMP's retail wealth management businesses.

Henderson will retain its focus on innovation, continuing its delivery of market-leading products, enhancing e-business capabilities and developing the brand globally throughout 2002.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Deliver superior investment performance	✓ 60% of funds met or exceeded benchmark ✓ Won 43 investment awards globally
Extend geographic reach	✓ Launched US mutual funds ✓ Opened Hong Kong office ✓ Established strategic alliances in Europe and Asia
Develop innovative products	✓ Relaunched Horizon fund range ✓ Introduced suite of specialist absolute return funds
Manage Henderson as an efficient, focused and value-added business	✓ Completed business restructure ✓ Reduced controllable costs by $14 million ✓ Maintained cost to income ratio at 68%
Develop global brand, culture and values	✓ Launched global intranet to leverage knowledge and ideas

Henderson Global Investors, operating as AMP Henderson in Australia and New Zealand, manages $292 billion assets worldwide.



AMP Henderson launched its socially responsible investment funds in Australia in 2001.



New property joint ventures and alliances across Europe drove growth and international expansion.



EMERGING
AMP Europe
AMP Asia
AMP New Ventures
Virgin Money
AMP Banking
Cogent
SELF-SUSTAINING

HIGHLIGHTS

- → Created a global management structure across Cogent and expanded outsource services
- → AMP Banking Australasia delivered solid growth and net profit of $5 million
- → Sold 25% stake in Virgin One for $76 million profit
- → Launched retail financial services operations in India and Japan
- → Established AMP Europe and AMP New Ventures to create further value from AMP's existing skills and assets

AMP International

AMP International focused its businesses to achieve greater value and efficiency in 2001, building strong momentum for future growth with success in geographic expansion and business profitability.

The business unit, formerly known as International and Technology Ventures, was renamed in 2001 to reflect the international nature of its portfolio of growth opportunities.

Cogent

AMP's global investment operations business Cogent continued its strong growth record in a tough market, recording a profit of $24 million, up 33% on 2000, and a 29% increase in core recurring operating margins. External assets under management also increased by 29% to $137.2 billion.

Cogent's operations across Australia, New Zealand and Europe were integrated, building a global operating model to meet the needs of the increasing number of fund managers growing their international businesses. To service this client base, Cogent opened new operations and widened its e-commerce operations.

AMP Banking

AMP's international banking business gathered momentum in 2001, moving into profitability in Australia and New Zealand, and meeting its targets in the UK, where it was launched in June 2000.

Total mortgages and credit cards grew 15% to $7.5 billion. Global mortgage new business sales exceeded the previous year by 46% and retail deposits increased 25% to $1.9 billion. The cost to income ratio improved by 10 percentage points.

The bank expanded its products to include the award-winning eASYSAVER deposit account in Australia, a new credit card in New Zealand, and in the UK, new savings and pensions products.

Virgin joint ventures

AMP refocused and streamlined its UK-based Virgin joint ventures in 2001. Selling its 25% stake in Virgin One to former partner The Royal Bank of Scotland, AMP realised a profit of $76 million on its original investment. To realise greater value, the best features of the Virgin Direct and Virginmoney operations, both owned 50:50 by AMP and Virgin, were combined to create Virgin Money.

The new operation will offer an expanded range of direct, value-for-money financial products, including mortgages, pensions, life and general insurance, personal loans and credit cards, such as the recently launched Virgin Card.

AMP New Ventures and e-business

Consistent with its strategy of identifying new growth areas for AMP, AMP International's global e-business team worked with AMP UK Financial Services (UKFS) to develop Ample, an online investment service, and acquire Interactive Investor. These two operations have been merged, forming an online distribution and product proposition that is now an integral component of AMP UKFS's direct offerings.

During the year, the e-business team was integrated in a new unit named AMP New Ventures, which was established to identify and promote emerging business opportunities for AMP. In 2002, the team will work with AMP's business units to develop a number of new business propositions using AMP's existing capabilities, including reuse of its e-portfolio.

AMP Asia

AMP established businesses in two key Asian growth markets in 2001 in line with its strategy of expanding from its home markets.

In India, AMP launched AMP Sanmar Assurance Limited with the Sanmar Group, a top 25 Indian corporation. AMP holds a 26% stake in the joint venture, the maximum allowed by Indian regulations. AMP Sanmar offers a range of traditional life insurance products through licensed advisers in 27 cities across India, with the aim of diversifying its product range and distribution channels as regulation allows.

To generate strong brand recognition for the operation, Australian cricketer Steve Waugh is AMP Sanmar's ambassador in India.

In Japan, AMP launched AMP Securities Limited, a joint venture with technology company NEC. The business offers a targeted range of investment trust (toshin) products, sourced from leading local and foreign asset managers, through its distribution partners Miroku Jyoho Service Company, Japan's second largest financial accounting software provider; FP Planet, Japan's first financial planning group; and via its internet site amptoshin.com.

In 2002, AMP Securities will launch a defined contribution pension product and explore growth opportunities with NEC.

AMP Europe

The AMP Europe team was created in 2001 to extend the business's partnerships and presence in continental Europe by leveraging AMP's core skills and existing relationships. Throughout 2002, the team will evaluate opportunities for further organic growth in retail financial services, as well as growth through joint ventures, strategic alliances and acquisitions.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Cogent	✓ Launched new operations in Glasgow, Peterborough and Jersey ✓ Extended and enhanced range of retail services
AMP Banking	✓ Delivered net profit of $5 million in Australasia ✓ Achieved strong growth in mortgage new business sales
Virgin joint ventures	✓ Sold Virgin One and refocused Virgin Money ✓ Launched the Virgin Card
New geographic markets	✓ Launched businesses in India and Japan ✓ Established European development team
e-business and New Ventures	✓ Delivered Ample and acquired Interactive Investor with AMP UKFS ✓ Created a platform for wider technology offerings in the UK, Japan and Europe


2002 WINNER
Money
The Best of the Best

AMP Banking in Australia won a series of honours in 2001, including Money Magazine's 'Winner Top Paying eAccounts' award.



The flexible new Virgin credit card, the first in a range of Virgin Money-branded products was launched in early 2002.



Australian cricketer Steve Waugh features in AMP Sanmar's marketing campaign.

Creating better futures for all our stakeholders

AMP believes that corporations in the 21st century must operate in a sustainable manner, balancing today's actions against the needs of future generations.

OUR PEOPLE
AMP has almost 15,000* employees in more than 20 countries around the world



4%
35%
56%
5%
UK
NZ
Australia
Rest of world

**14,868 full-time equivalent employees at 31 December 2001*

In 2001, AMP developed a strategy to continuously improve not only its economic sustainability but its performance relating to the broader principles of corporate social responsibility, including environmental, employment and wider community investment measures. Worldwide, AMP is now working to apply these principles across its diverse business operations.

Simply, this commitment is about creating better futures for all AMP's stakeholders by:

→ delivering superior returns to our shareholders;

→ helping our customers build and protect their wealth so they can enjoy the life they want;

→ enabling our people to realise their potential; and

→ investing in our communities and working to build a shared future.

Customers and planners

AMP helps more than eight million customers worldwide manage their wealth. Many of these people are advised by AMP's financial planners and by independent financial advisers who recommend AMP products. Providing great service and easy access to both our customers and their advisers is a key priority for AMP.

In 2001, we continued to improve and extend the way we serve existing and new customers including:

→ improving the skills and qualifications of AMP's financial planners worldwide;

→ improving online customer services including My Plan on amp.com.au and launching Ample.com in the UK and Liquid.co.nz in New Zealand; and

→ introducing customer relationship management technology to help us better understand and meet the needs of our customers.

Our People

Recognising that business success depends on the skills, talents and efforts of its 15,000 people worldwide, AMP is committed to developing an attractive culture.

To foster this culture, AMP has regularly monitored the satisfaction levels of its people through an annual survey. While valuable, AMP believed a more significant measure of employee commitment was needed. In mid-2001, a new survey was conducted to analyse AMP's employee engagement, or the state of employees' intellectual and emotional commitment to AMP.

AMP is now focusing on the four areas that its people have nominated as the most important in fostering engagement including: opportunities for career growth and development, being empowered to innovate, effective leadership, and understanding AMP's strategy and how to contribute to its delivery and success.

Community
AMP has a proud 153-year history of working with the communities in which it operates to make a positive difference.

Australia
In early 2001, AMP conducted a strategic review of its community involvement, which involved asking shareholders, customers and employees what initiatives AMP should support. The answers were clear: health, community support (programs helping people to help themselves) and environmental initiatives.

As a result, the AMP Foundation targeted its investments through the AMP KidsHealth 2001 grants program, partnerships with the Leukaemia Foundation of Australia and the National Breast Cancer Centre and the new AMP Volunteering Program. Community organisations received A$2 million in donations, A$300,000 generated through employee fundraising, along with volunteer support from 1,000 employees who participated in activities like tree planting.

New Zealand
From 1999 to 2001, the AMP Scholarships program has awarded NZ$400,000 to help 35 inspiring people achieve the life they want. In 2001, the AMP Foundation and the fundraising efforts of 300 employees and advisers contributed NZ$62,000 to The Leukaemia and Blood Foundation of New Zealand.

United Kingdom
AMP continued its community partnerships with national childcare charity - Kids' Clubs Network - to provide 7,000 children with a safe place to play and learn outside school hours. Henderson Global Investors continued supporting Community Links, which provides information and resources to help people in need. Our UK operations have contributed close to £700,000 to the community through financial support.

Environment
AMP is committed to investigating and adopting practices to responsibly manage its impact on the environment and the communities in which it operates.

AMP recognises it has direct and indirect impacts on the environment. Its direct impacts include the consumption of energy, water, paper and other materials, as well as the production of waste through its day-to-day operations. Its indirect impacts come from its significant and varied investments in listed and private companies and commercial operations around the globe.

In June 2001, AMP piloted an environmental management system across its Australasian property portfolio aimed at first measuring and then helping to reduce its environmental impacts (see page 30, Directors' Report, for more detail). Based on the success of the pilot, it will be used as the basis of a company-wide program during 2002.

AMP subsidiary, Stanbroke Pastoral Company, manages its 12.6 million hectares of land in accordance with its Land Management Policy to ensure environmental sustainability. This policy is implemented with the guidance of independent, internationally recognised environmental consultants and is based on sustainable development principles. Further environmental protection and resource management developments will continue in 2002 (see page 30, Directors' Report, for more detail).



Feedback from Australian customers shows we are improving customer service levels.



AMP's commitment to sustainable development encompasses its people's volunteer efforts in projects like 'National Tree Planting Day'.

AMP foundation

The AMP Foundation invested A$2 million in Australian community organisations in 2001.

Board of Directors


STAN WALLIS
PAUL BATCHELOR
SIR MALCOLM BATES
PATRICIA CROSS

From left to right

Stan Wallis, AO
Chairman

BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS

Member of the AMP Board since 1990 and appointed Chairman in 2000. Chairman of the Board's Nomination Committee and a member of its Governance and Remuneration Committees.

Experience

Over 40 years industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Past President of the Business Council of Australia and former Chairman of the 1996-1997 Committee of Inquiry into the Australian Financial System.

Other directorships

Chairman of retailer Coles Myer Ltd and technology company Pineapplehead Ltd. Director of the Australian Foundation Investment Company Ltd.

Other interests

Board member of the Melbourne Business School - University of Melbourne and The Walter & Eliza Hall Institute of Medical Research. Age 62.

Paul Batchelor
Managing Director and Chief Executive Officer FCA

Appointed to the Board in July 1999 and as Managing Director and CEO in August 1999. Joined AMP in March 1997 as Chief Financial Officer and led the successful demutualisation and listing of the company. Member of the Board's Finance, Governance and Nomination Committees. Director of AMP's key operating subsidiaries in Australia and the UK.

Experience

20 years international financial services and executive experience. Most recently was Chief Financial Officer and Group Executive Australasia & Pacific at Colonial Limited, responsible for its life and superannuation business. Led Colonial's successful demutualisation and managed major acquisitions including the purchase of State Bank of NSW.

Other interests

Member of the Business Council of Australia, the Financial Sector Advisory Council and the Investment Advisory Committee for the Australian Olympic Foundation. Age 51.

Sir Malcolm Bates MSc, FCIS, FRAeS, CIMgt

Appointed to the Board in 1998. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK financial services operating subsidiaries that year. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Resident of the UK.

Experience

30 years experience as a senior executive and director of major international manufacturing and distribution organisations. Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, for 12 years until 1997, having previously been Senior Commercial Director since 1976.

Other directorships

Chairman of Premier Farnell plc, a distributor of electrical and other components, and Chairman of London Transport, the holding company for the London Underground system.

Other interests

A Governor and Deputy Chairman of the University of Westminster (UK). Age 67.

Patricia Cross BSc (Hons), FAICD, FAIM, FFTA

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Appointed as a Director of AMP Bank Limited from February 2002.


RICHARD GRELLMAN
LORD KILLEARN
PAUL MAZOUDIER
IAN RENARD

Experience
20 years international experience in banking and finance, having held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.

Other interests
Director of Opera Australia Capital Fund Limited, Heide Park and Art Gallery Limited and Board of Partners and external adviser to the Board of Directors of Deloitte Touche Tohmatsu. Member of the Financial Sector Advisory Council, the Appeal Panel of the Essential Services Commission and the Murdoch Children's Research Institute Investment Committee. Age 42.

Richard Grellman FCA

Appointed to the Board in 2000. Chairman of the Board Audit and Compliance Committee, member of its Nomination Committee and has recently been appointed a Director of AMP Life Limited.

Experience
32 years in the accounting profession. Financial Services partner with KPMG from 1982 to 2000, providing broad commercial services including specialist strategic advice to large international financial institutions. Served as a member of KPMG's National Board before being invited to sit on its National Executive in 1997 - a position held until retirement from the firm. Acted as Independent Financial Expert for the AMP demutualisation and subsequently as Investigating Accountant for the AMP prospectus and listing.

Other directorships
Chairman of the Board and Council of the Motor Accidents Authority of NSW.

Other interests
President and Chairman of the Board of Mission Australia and its controlled entities. Age 51.

Lord Killearn

Appointed to the Board in 1999. Chairman of Henderson Global Investors (Holdings) plc and the Board Finance Committee. Member of the Board Remuneration Committee. Resident of the UK.

Experience
28 years international financial services knowledge and experience. Until his retirement in April 2002, Managing Director - Corporate Finance of Cazenove & Co, an investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and became Cazenove Managing Director responsible for the Asia Pacific region, having established the Cazenove office in Hong Kong in 1974.

Other directorships
Director of Albion Investment Company (Alderney) Limited, a close-ended investment trust. Age 60.

Paul Mazoudier BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board Governance Committee, a member of its Audit and Compliance Committee and has recently been appointed a Director of AMP Life Limited.

Experience
35 years in the legal profession. Commercial partner of Minter Ellison, Lawyers, until retiring in 2000. Extensive experience in negotiation and structuring of international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former member of Minter Ellison's National Executive Committee and at the time of his retirement was NSW Chairman.

Other directorships
Chairman of Simsmetal Limited (metal processing and recycling), Bishop Technology Group Limited (automotive engineering technology), The Ambition Group Limited (finance and technology recruitment) and Atlas Copco Australia Pty Ltd (mining equipment, tools and compressors). Also a Director of HPAL Limited (essential mail and digital imaging).

Other interests
Member of the Advisory Council of the Caliburn Partnership. Age 60.

Ian Renard BA, LLM, FAICD

Appointed to the Board of AMP in 1998. Member of the Board's Finance, Audit and Compliance and Governance Committees. Appointed as a Director of AMP Bank Limited from March 2002.

Experience
29 years in the legal profession. Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited (a pharmaceutical, veterinary and health care products company), Newcrest Mining Limited (a gold and copper mining and processing company) and Hurstmead Pastoral Company Pty Ltd (sheep and cattle).

Other interests
Deputy Chancellor of the University of Melbourne and chairs or serves on various University Council committees. Chairman of the Melbourne Theatre Company, a member of the Collections Committee of the State Library of Victoria and a trustee of the R E Ross Trust and the Queen's Fund public charitable trusts. Director of Australian Major Performing Arts Group Ltd, a non-profit company. Age 55.

The Board believes that an effective corporate governance culture is critical to the success of AMP.

Corporate Governance

A Corporate Governance Charter, adopted by the Board, provides an overall governance framework and identifies the respective roles and responsibilities of AMP's Board of Directors and management in setting the strategy and direction of AMP and in managing and controlling the organisation. The governance principles adopted by the Board are designed to meet best practice.

The role of the Board

The Board is responsible for the long-term growth and profitability of AMP. The Board charts the direction of AMP and monitors management's performance on behalf of the shareholders. A critical role of the Board is to ensure that AMP is pursuing a winning strategy. To achieve this result the Board is constructively engaged with management to ensure the appropriate development, execution and modification of AMP's strategy.

Board meetings

The Board normally meets seven times each year for scheduled meetings and on other occasions to deal with any specific matters that require attention between scheduled meetings. Scheduled meetings include annual strategic reviews; an annual management resource review; and visits to Australian and overseas operations. Board meetings are used to monitor, challenge and fully understand the business and operational issues.

Composition of the Board

The Board will continue to have a substantial majority of independent Directors. There are currently seven non-executive Directors, including the Chairman, plus the Managing Director and Chief Executive Officer. Profiles of each of the Directors are shown on pages 24 and 25 of this report. All non-executive Directors are considered by the Board to be independent of management and free from any business, interest or other relationship which could materially interfere with the exercise of their independent judgement.

Criteria for membership

For Directors appointed by the Board, the Board will consider the range of skills and experience required in the light of:

→ the geographic spread and diversity of AMP's businesses;

→ the strategic direction and progress of AMP;

→ the current composition of the Board; and

→ the need for independence.

When a vacancy exists, the Board identifies candidates with the mix of capabilities and perspectives considered necessary for the Board to carry out its responsibilities effectively. A Director appointed by the Board must stand for election at the next Annual General Meeting.

A person is not eligible to hold the office of Director unless he or she holds at least 2,000 AMP shares at all times after 60 days from first appointment or election. The Director's retirement age is 70.

Board performance

The Board has a process in place to facilitate a review of its composition and an evaluation of its performance. The review covers a range of issues including the Board's role, capabilities, processes, interaction with management and contribution to the ongoing performance and strategic direction of AMP.

Director education

An orientation program is arranged for new members of the Board to meet the senior management and gain an understanding of AMP's businesses, markets, and customers in each geographic region. Resources are provided to enable Directors to continually update their knowledge and skills.

Board Committees

The Board carries out certain of its duties by delegation to Board Committees. These Committees meet regularly and make recommendations to the Board on issues delegated to them. The Committees operate under Terms of Reference approved by the Board and their duties extend across AMP.

Board Audit and Compliance Committee - The Committee assists the AMP Board to discharge its corporate governance responsibilities, including: the business's relationship with, and the independence of, the external auditors; the reliability and appropriateness of the disclosure of the financial statements and external financial communication; and the maintenance of an effective business risk management framework including compliance and internal controls. The Committee is composed of at least three non-executive Directors.

Board Finance Committee - The Committee's responsibilities include advising the Board on AMP's risk appetite in relation to financial and credit risk and the target credit rating and earnings volatility limits which underpin capital management decisions. The Committee is composed of at least two non-executive Directors and the Managing Director and Chief Executive Officer. This Committee replaced the Board Finance and Investment Committee with effect from January 2002.

Board Governance Committee - The Committee considers corporate governance matters across AMP, including AMP's corporate social responsibility policies and governance issues referred for consideration by the AMP Board and Chairman from time to time. The Committee is composed of at least two non-executive Directors and the Managing Director and Chief Executive Officer. This Committee has been operating since January 2002.

Board Nomination Committee - The Committee supports and advises the AMP Board on composition and succession planning for the Board and on the remuneration of non-executive Directors. The Committee is composed of at least three non-executive Directors and the Managing Director and Chief Executive Officer. This Committee has been operating since January 2002.

Board Remuneration Committee - The Committee reviews AMP's remuneration and compensation plans, policies and practices and makes recommendations to the AMP Board on matters related to the Chief Executive Officer's remuneration, including appraisal of the performance of the Chief Executive Officer. The Committee is composed of at least three non-executive Directors. This Committee replaced the Board Human Resources Committee with effect from January 2002.

Conflicts of interest

The Board has in place a policy and procedures for the disclosure and resolution of any matter which may give rise to actual or potential conflicts between the interests of a Director and those of AMP.

Access to independent advice

Where a Director perceives an irregularity or matter of concern in relation to an AMP related matter, he or she may seek independent advice at AMP's expense.

Risk management and controls

The Board is responsible for ensuring adequate measures are in place to manage risk. AMP has a risk management program that is supported by tools and techniques to enable the business to identify and assess risks, respond appropriately and monitor/review risks and related management and control techniques. The Board is also responsible for ensuring that adequate measures are undertaken to manage compliance. To facilitate proper compliance, a systematic approach to compliance management has been implemented across AMP covering a broad range of legal and regulatory requirements and corporate policies.

Ethical standards

AMP conducts its business with the highest standards of personal and corporate integrity. AMP has adopted a Code of Conduct outlining the standards of personal and corporate behaviour which Directors and employees observe.

Trading in shares

AMP's Employee Share Trading Policy requires that Directors or employees must not trade in AMP securities or in other entities' securities whilst in the possession of inside information. Additionally, Directors, executives and other senior staff are only permitted to deal in AMP securities in the 30-day period beginning on the second day after the release of AMP's half-year results, yearly results and the Annual General Meeting or the issue of an AMP prospectus offering securities.

Communications with shareholders

AMP is committed to:

→ ensuring that shareholders and the financial markets are provided with full and timely information about its activities;

→ complying with continuous disclosure obligations contained in applicable Listing Rules and the Corporations Act in Australia; and

→ ensuring that all stakeholders have equal opportunities to receive externally available information issued by AMP.

AMP's approach to communicating with shareholders and the financial markets is set out in AMP's Market Disclosure Policy which has been endorsed by the Board and senior management.

Information is communicated to shareholders through the distribution of the annual report and newsletters to shareholders following release of the half-yearly and yearly results and whenever there are other significant developments to report. In addition, all significant information is posted on AMP's website (www.ampgroup.com/shareholdercentre) as soon as it is disclosed to the financial markets.

Directors' Report

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2001 (AMP Group).

Directors' details
Details of Directors of the company in office at the date of this report, and each Director's qualifications, experience and special responsibilities are included on pages 24 to 25 of this report.

Directors' meetings
Details of meetings of the Board and each Board Committee held and attended during the year are included on page 33 of this report.

Principal activities
AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results
The result for 2001 was net profit after tax attributable to shareholders of $690 million, compared to $1,152 million for 2000. A detailed analysis of shareholder profit is shown below in this report.

AMP's results are made up of two primary components: operating margins and investment income. The fundamentals of the business, as reflected in core recurring operating margins, remain positive with strong growth of 14% to $938 million, compared with $823 million in 2000. Investment income was significantly lower than last year due to a reduction in the market value of equity investments, principally in the UK. This had an adverse impact on the net profit after tax.

A number of significant restructuring activities were undertaken during the year, the largest being the sale of the General Insurance business. AMP continues to distribute AMP branded general insurance products provided by the purchasers and continues to manage in run-off the reinsurance and corporate businesses retained. AMP sold its 25% interest in Virgin One for a profit of $76 million.

Assets under management at 31 December 2001 of $292 billion remain steady compared with $291 billion at 31 December 2000, with the impact of lower equity markets offset by new business growth and currency effects. Both business growth and retention have been solid in the challenging market conditions with net cashflows from our wealth creation and protection products reaching $25.2 billion, against $31.0 billion achieved in strong markets during 2000.

The aggregate of all life insurance premiums received and receivable, and general insurance premiums, decreased overall to $17.8 billion from $18.9 billion in 2000 due largely to the divestment of the General Insurance business. These amounts include premiums received and receivable on policies in the life insurance funds in the nature of deposits of $13.6 billion, which decreased slightly from $13.9 billion in 2000. For financial reporting purposes these items are accounted for as increases in life insurance policy liabilities and only the margins attributable to AMP from that business are classified as revenue in the statement of financial performance.

Shareholder capital and reserves have increased by 8% to $9,520 million since 31 December 2000, reflecting the profit for the year after dividends and the unrealised increase in reserves due to the strengthening of sterling against the Australian dollar on the net sterling denominated assets. The increase also includes additional share capital of $407 million issued under the Dividend Reinvestment and Share Purchase and Option Plans.

In our operating businesses:

- → AMP Financial Services in Australia and New Zealand performed well, with a 12% increase to $393 million in core operating margins driven by strong growth in new business.
- → AMP UK Financial Services also lifted operating margins by 24% to $328 million. This is due to experience gains, cost management, revenue growth, particularly in the IFA channel, and favourable exchange rate movements.
- → Henderson Global Investors, AMP's asset management business, contributed $208 million after tax to core recurring operating margins in difficult markets compared with $216 million for 2000.
- → AMP International's operating businesses continued to show growth. In particular, Cogent and AMP Banking in Australia and New Zealand produced both increased revenues and profits. New businesses were launched in Indian and Japanese retail financial services markets.

Residual exposures in discontinued businesses (reinsurance and residual lines of general insurance business retained by AMP) continue to be run down. The profit of $126 million includes releases of provisions and reserves no longer required as the portfolio risks are reduced, as well as the first half results of the divested General Insurance business.

Political donations
AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2001 were:

Federal Liberal Party of Australia	$55,000
Federal Australian Labor Party	$55,000
National Party of Australia	$25,000
Australian Democrats	$15,000
Labor Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2001 to Australian State political parties.

Significant changes in the state of affairs
The divestment of general insurance businesses in Australia, New Zealand and the UK, announced in June, was settled in the second half of the year. The sale resulted in the realisation of $1.8 billion in value for AMP. Overall, the transactions realised intangible assets of $1.1 billion without financial loss or detriment to shareholder value.

During the year AMP acquired the independent financial advisory firm Towry Law in the UK and the UK online personal finance service company Interactive Investor.

AMP established two retail financial services joint ventures in Asia during the period under review - with NEC in Japan, supported by a distribution alliance with Miroku Jyoho Service Co and with The Sanmar Group in India.

In July, AMP announced a restructuring of its Virgin joint ventures, and the sale of its 25% stake in Virgin One, also through AMP International. The sale generated a profit of $76 million. The restructure has brought together the remaining two Virgin businesses, Virginmoney.com and Virgin Direct. The new business is called Virgin Money and AMP continues to own 50% of the joint venture.

Likely developments
Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment
AMP recognises it has direct and indirect impacts on the environment. Its direct impacts include the consumption of energy, water, paper and other materials, as well as the production of waste, through its day-to-day operations. Its indirect impacts come from its significant and varied investments in listed and private companies and commercial operations around the globe.

Many areas of AMP have been active in environmental management for some time. That knowledge is increasingly being shared across the company, recognising that improvements in environmental management are more pertinent to some areas of AMP's operations than to others.

AMP has adequate systems in place for the management of its environmental requirements generally and various AMP businesses have a specific focus on the environmental impact of their business activities. While AMP is subject to environmental regulations in relation to its activities on land, these are general regulations that apply to all persons and are not particular and significant in their application to AMP.

Property

AMP continues to progressively implement environmental management plans at key facilities in its Australian and New Zealand property (land and building) portfolio.

In June 2001, AMP piloted an environmental management system across its Australasian property investment management division, which will be used as the basis of a company-wide program during 2002. This system is based on the principle that environmental management is integral to effective property and investment management. The system commits the business to achieving above-compliance standards and to promoting the environmental education of employees, contractors and stakeholder businesses.

As part of the pilot, office buildings and shopping centres representing 57%, an investment of $9.1 billion, of the total portfolio by value were assessed on environmental management criteria under three broad categories: air, land and sea/waterways. This process identified a number of initiatives that combine financial savings with environmental benefits, such as reductions in water usage, and their roll-out to other AMP Henderson properties will be progressed during 2002.

In Europe, AMP's property acquisition due diligence process incorporates an environmental assessment to determine any environmental hazards that may directly or indirectly affect the property. When purchases are considered that incorporate any form of environmental remediation, a risk review is undertaken to establish any residual hazards.

In the UK, AMP implements other environmental management systems in association with UK development partners and tailored to particular projects. These systems recognise the importance of consultation during the development process both within the developers' immediate implementation structure and with the local and regional community.

Stanbroke Pastoral Company

Stanbroke is an AMP subsidiary managing a portfolio of properties in northern Australia for beef production.

Stanbroke remains committed to managing its significant resources in an environmentally sensitive and sustainable way through its land management policy.

As part of the continuous improvement of this policy, Stanbroke has commenced an environmental review of its 12.6 million hectares. Current and historical environmental features of the central Queensland region and the Stanbroke properties within that region have been recorded in an independently compiled environmental register. The next step is to review the format of the register in preparation for expansion to the remaining regions where Stanbroke properties are located.

In support of Stanbroke's commitment to sustainable land management, representatives from the Australian Conservation Council, World Wildlife Fund, Queensland

Conservation Council, Queensland Department of Natural Resources and Mines, and Toowoomba Regional Environmental Council visited the central Queensland group of properties to view and discuss the results of Stanbroke's land management practices in June 2001. Dialogue with these and other environmental groups will be ongoing.

A self-imposed moratorium on clearing of remnant vegetation was set in 2000 and remains in force.

Proactive monitoring of ground water quality on the Queensland properties will continue to be undertaken along with practices to identify potential areas of dry land salinity hazard.

Additional environmental protection and resource management developments will continue in 2002, including fencing of riparian and remnant vegetation zones and the expansion of innovative soil conservation and vegetation management practices.

Investment management

AMP is an investor in entities which engage in a wide range of activities. AMP is not generally involved in the active management of such organisations. However, where AMP has invested more than A$100 million in an entity and appointed nominee directors to the board, those directors have reported to the Board Audit and Compliance Committee (pursuant to a requirement that they report to AMP on any compliance issues) on environmental issues.

Specifically they are required to report on whether the compliance programs employed at the relevant entities are appropriate to identify environmental breaches and report them in a timely fashion, and whether they are aware of any breaches of particular and significant environmental regulations as they apply to those entities.

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the group and options granted are disclosed in Note 33 of the Full Financial Report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares is shown in Note 32 of the Full Financial Report.

Directors' interests

The interests of each Director in AMP shares, options over AMP shares and other registered schemes made available by AMP as at the date of this report are as shown on page 33.

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by the Corporations Act 2001, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal (including the costs and expenses of defending actions for an actual or alleged liability), which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

→ the Directors will have access to the books of AMP Limited for their period of office and for seven years after they cease to hold office;

→ AMP Limited indemnifies the Directors to the extent permitted by the Corporations Act 2001; and

→ AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the Corporations Act 2001 for the period of their office and for seven years after they cease to hold office.

The Deeds of Indemnity and Access were amended during the financial year, as approved by the Board, principally to clarify that the indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies.

Dividends

Details of the dividends paid and declared during the financial year are disclosed in Note 18 of the Full Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis
Chairman

Paul Batchelor
Managing Director and
Chief Executive Officer

Sydney, 27 February 2002

Directors' interests

At 27 February 2002, the Directors hold the following beneficial interests in AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

S D M Wallis	11,000	Shares
P J Batchelor	104,569	Shares
	60,000	Rights to shares under the Performance Share and Option Plan
	200,000	Options held under the Executive Option Plan
	1,282,980	Options held under the Managing Director and Chief Executive Officer's Option Plan
Sir Malcolm Bates	5,000	Shares
P A Cross	10,000	Shares
R J Grellman	5,000	Shares
Lord Killearn	12,623	Shares
P K Mazoudier	2,600	Shares
I A Renard	5,085	Shares
	50	AMP Income Securities

Attendance at Board and Board Committee meetings

Details of attendance by Directors of AMP Limited at the Board and Board Committee meetings held during the year ended 31 December 2001 are as follows:

DIRECTORS AT 31 DECEMBER 2001[1]	AMP LIMITED BOARD		BOARD AUDIT AND COMPLIANCE COMMITTEE		BOARD FINANCE AND INVESTMENT COMMITTEE		BOARD HUMAN RESOURCES COMMITTEE		OTHER COMMITTEES[2]	
	A	B	A	B	A	B	A	B	A	B
S D M Wallis	15	15					7	7	2	2
P J Batchelor	15	15			7	6			3	3
Sir Malcolm Bates	15	15					7	7	1	0
P A Cross	15	15			7	6	7	7		
R J Grellman	15	15	9	9					1	1
Lord Killearn	15	14			7	7				
P K Mazoudier	15	14	9	8			7	7		
I A Renard	15	15	9	8	7	6				

Note:
Column A – Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B – Indicates number of those meetings attended.
(1) C J Hewson who retired on 11 December 2001 attended meetings during 2001 as follows: 14 of 15 Board meetings, 8 of 9 Board Audit and Compliance meetings and 5 of 6 Board Finance and Investment Committee meetings.
(2) Other Committees of the Board were constituted during the year in relation to the financial results and the acquisition of Towry Law plc.

Detailed analysis of shareholder profit

for the year ended 31 December 2001

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

	Year ended 31 Dec 2001 A$million	Year ended 31 Dec 2000 A$million
Core recurring operating margins[1]		
AMP Financial Services	**393**	350
UK Financial Services	**328**	264
Henderson Global Investors	**208**	216
AMP International	**9**	(7)
Total core recurring operating margins	**938**	823
Non-recurring margins		
AMP Financial Services	**(27)**	20
Henderson Global Investors	**2**	99
AMP International	**76**	-
Total non-recurring margins	**51**	119
Discontinuing businesses		
Discontinuing business	**109**	(22)
General Insurance	**17**	39
Total discontinuing businesses	**126**	17
Total operating margins	**1,115**	959
Normalised investment income attributable to Business Units	**533**	511
Interest expense on corporate debt	**(242)**	(278)
Corporate and other expenses	**(102)**	(128)
Normalised contribution	**1,304**	1,064
Investment income market adjustment	**(559)**	106
Other	**-**	3
Net profit after tax attributable to shareholders before goodwill amortisation	**745**	1,173
Amortisation of goodwill	**(55)**	(21)
Net profit after tax attributable to shareholders of AMP Limited	**690**	1,152

Note:
(1) Core recurring operating margins include experience profits, capitalised losses and reversals.

Full Financial Report to members

For the year ended 31 December 2001

Statements of financial performance

for the year ended 31 December 2001

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Premium and related revenue	3	**4,155**	5,006	**-**	-
Fee and other revenue	3	**1,809**	2,037	**16**	14
Investment gains (losses) on policyholder funds, unattributed life funds and shareholder funds	3	**(1,605)**	7,157	**165**	81
Claims expense	4	**(9,242)**	(9,775)	**-**	-
Movement in life insurance policy liabilities	4	**9,645**	2,194	**-**	-
Operating expenses	4	**(4,455)**	(5,012)	**(14)**	(10)
Borrowing costs		**(894)**	(971)	**-**	-
Profit (loss) from ordinary activities before income tax - shareholders and other equity interests		**(587)**	636	**167**	85
Income tax (expense) credit		**397**	107	**(1)**	(2)
Net profit (loss) from ordinary activities after income tax - shareholders and other equity interests		**(190)**	743	**166**	83
Other equity interests					
- Unattributed life funds		**940**	455	**-**	-
- Outside equity interests - controlled entities		**(60)**	(46)	**-**	-
Net profit after tax attributable to shareholders of AMP Limited		**690**	1,152	**166**	83
Net exchange difference on translating self-sustaining foreign operations	20	**211**	279	**-**	-
Total changes in equity other than those resulting from transactions with owners as owners		**901**	1,431	**166**	83

	Note	2001 A$ cents per share	2000 A$ cents per share
Basic earnings per ordinary share	19	**62.1**	105.2
Diluted earnings per ordinary share	19	**61.9**	102.9
Proposed and paid dividends per share	18	**51.0**	47.0

Statements of financial position

as at 31 December 2001

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Assets					
Cash at bank and on deposit		**8,485**	5,960	**16**	2
Receivables	7	**7,832**	6,760	**5**	8
Equity securities	8	**71,772**	75,648	**-**	-
Debt securities	8	**61,064**	62,097	**413**	550
Property	8	**18,072**	18,361	**-**	-
Other investments	8	**1,186**	2,514	**-**	-
Operating assets	9	**306**	651	**-**	-
Deferred tax assets	6	**367**	356	**2**	2
Other assets	10	**489**	660	**-**	-
Intangibles	11	**866**	195	**-**	-
Excess of market value over net assets of controlled entities	12	**2,926**	3,945	**-**	-
Investments in controlled entities	8, 27	**-**	-	**9,001**	8,846
Total assets		**173,365**	177,147	**9,437**	9,408
Liabilities					
Accounts payable	13	**4,364**	3,546	**3**	3
Income tax payable		**166**	507	**1**	-
Unearned premiums		**108**	861	**-**	-
Outstanding claims	24(b)	**3,772**	5,497	**-**	-
Provisions	14	**2,572**	2,838	**300**	272
Deferred tax liabilities		**1,666**	2,305	**-**	-
Borrowings	15	**10,668**	10,979	**-**	-
Life insurance policy liabilities	23(d)	**130,188**	131,213	**-**	-
Subordinated debt	16	**2,544**	2,478	**-**	-
Total liabilities		**156,048**	160,224	**304**	275
Net assets		**17,317**	16,923	**9,133**	9,133
Equity attributable to shareholders					
Contributed equity	17	**4,613**	4,206	**4,613**	4,206
Capital reserve	20	**510**	510	**510**	510
Foreign currency translation reserve	20	**313**	102	**-**	-
Shareholders' retained profits	20	**4,084**	3,967	**4,010**	4,417
Total equity attributable to shareholders		**9,520**	8,785	**9,133**	9,133
Other equity					
Unattributed life funds	21	**6,232**	6,802	**-**	-
Other equity interests in controlled entities	22	**1,565**	1,336	**-**	-
Total other equity		**7,797**	8,138	**-**	-
Total equity		**17,317**	16,923	**9,133**	9,133

Statements of cash flows

for the year ended 31 December 2001

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Cash flows from operating activities					
Cash receipts in the course of operations		**21,521**	21,593	**19**	16
Interest and other items of a similar nature received		**4,065**	3,474	**1**	1
Dividends received		**1,505**	1,405	**163**	81
Cash payments in the course of operations		**(26,587)**	(24,370)	**(13)**	(17)
Borrowing costs		**(807)**	(960)	**-**	-
Income tax paid		**(641)**	(860)	**-**	-
Net cash flows from (used in) operating activities	25(a)	**(944)**	282	**170**	81
Cash flows from investing activities					
Proceeds from sale of properties		**3,824**	1,247	**-**	-
Proceeds from sale of equities		**18,453**	37,090	**-**	-
Proceeds from sale of units in unit trusts		**4,453**	6,726	**-**	-
Proceeds from sale of controlled entities - sale of Australasian General Insurance business (net of cash disposed)	25(e)	**1,021**	-	**-**	-
Proceeds from sale of other controlled and associated entities		**250**	137	**-**	-
Proceeds from sale of interest-bearing securities		**116,095**	72,128	**-**	-
Proceeds from repayment of loans		**4,725**	3,758	**137**	393
Proceeds from sale of other investments		**2,863**	2,444	**-**	-
Payments to acquire properties		**(2,504)**	(1,827)	**-**	-
Payments to acquire equities		**(16,915)**	(29,109)	**-**	-
Payments to acquire units in unit trusts		**(6,949)**	(14,172)	**-**	-
Capital contributions to associated/controlled entities		**-**	-	**(155)**	(59)
Payments to acquire controlling interest - Towry Law (2000: NPI) (net of cash acquired)	25(d)	**(209)**	(860)	**-**	-
Payments to acquire other controlled and associated entities (net of cash acquired)		**(156)**	(583)	**-**	-
Payments to acquire interest-bearing securities		**(110,980)**	(72,854)	**-**	-
Loans granted		**(4,886)**	(4,846)	**-**	(173)
Payments to acquire other investments		**(2,804)**	(1,119)	**-**	-
Net cash flows from (used in) investing activities		**6,281**	(1,840)	**(18)**	161
Cash flows from financing activities					
Proceeds from borrowings		**6,434**	7,136	**-**	-
Repayment of borrowings		**(7,686)**	(7,872)	**-**	-
Dividends paid		**(381)**	(333)	**(381)**	(333)
Proceeds from the issue of shares		**243**	91	**243**	91
Other equity interest		**294**	(42)	**-**	-
Net cash flows from (used in) financing activities		**(1,096)**	(1,020)	**(138)**	(242)
Net increase (decrease) in cash		**4,241**	(2,578)	**14**	-
Balance at the beginning of the year		**4,732**	6,966	**2**	2
Effect of exchange rate changes on cash balances		**342**	344	**-**	-
Balance at the end of the year	25(b)	**9,315**	4,732	**16**	2

Notes to the financial statements

for the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated Financial Report of the economic entity comprises AMP Limited (the parent entity) and all entities which AMP Limited controlled from time to time during the year and at balance date (the Group).

(a) Basis of accounting
The Financial Report is a general purpose Financial Report which has been prepared on an accruals basis in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The Group is predominantly a financial services operation conducted through life insurers and financial institutions. The Financial Reports comprising the assets, liabilities, revenues and expenses of the Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the Group are accounted for in accordance with the historical cost convention.

(b) Comparative information
Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

(c) Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except for the first time application of revised Accounting Standard AASB 1018: 'Statement of Financial Performance', revised AASB 1034: 'Financial Report Presentation and Disclosure' and AASB 1040: 'Statement of Financial Position'.

Under the new rules, the concept of abnormal items has been removed. Previously the required format showed a calculation of operating profit before abnormals, abnormals, and operating profit after abnormals. Presentation of a line described as operating profit before abnormals is no longer allowed, and the official term "abnormals" has been removed.

However in accordance with the requirements of AASB 1018, individual components of revenue or expense that are of such a size, nature or incidence "that disclosure is relevant in explaining the financial performance", which may have been previously described as abnormal, have been disclosed in Note 5.

A number of other minor disclosures and presentation changes have also been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position valuations.

In accordance with the requirements of AASB 1038: 'Life Insurance Business', life insurance premiums have been split between their revenue and deposit components. Similarly, expenses relating to life insurance policy payments and policy liabilities have been split between their expense and withdrawal components.

This requirement applies to the Group for the first time in 2001. Previously the total amount of premiums received and receivable was recognised as revenue and the total amount of the claims paid and payable was treated as expense. There is no effect on net profit (loss) as a result of the change.

The details of the split are shown in Notes 3 and 4.

Presentation of the statements of financial position
AASB 1038: 'Life Insurance Business' requires the Group to adopt a liquidity basis for either the whole or the predominant part of its consolidated statement of financial position.

The parent entity, AMP Limited, acts as a holding company and is not a life insurer or financial institution. Its statement of financial position has also been presented in its broad order of liquidity.

(d) Principles of consolidation
Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated Financial Report includes the results for the part of the reporting period during which the parent company has control.

The Financial Reports of controlled entities are prepared for the same reporting period as the parent entity using consistent accounting policies where applicable. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities mandated by specific regulatory requirements are conducted within separate life insurance funds containing both policyholder and shareholder interests.
The activities of these funds are reported in aggregate with all other shareholder interests in the Group's statement of financial performance, statement of financial position and statement of cash flows.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.

(e) Cash at bank and on deposit
For the purposes of the statements of cash flows and the statements of financial position, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and tradeable investments in money market instruments not subject to significant risk of change in value which mature within 90 days, net of outstanding bank overdrafts and deposits in.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

(f) Receivables
Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

Notes to the financial statements (cont)

for the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(g) Investments

Investments held by non-life insurance businesses and investments within the general insurance business which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value. Investments by AMP Limited in controlled entities are recorded at the lower of cost or recoverable amount.

Investment assets held by the Group's life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are deemed equivalent to net market value. Details of particular methods adopted are set out below.

Equity securities

(i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at their latest available market value or, where no quoted market value exists, at Directors' valuations with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples;

(ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cash flows or a multiple of earnings of the controlled entity. Also refer to Note 1(k) Excess of market value over net assets of controlled entities;

(iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity; and

(iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their discounted cash flow or net tangible assets, as applicable.

Debt securities

(i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

(ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

(i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, values are determined annually, or more frequently as required, by qualified independent valuers; and

(ii) For properties held in respect of other classes of life insurance business, annual valuations are made by qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

(h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operations.

(i) Other assets

Deferred acquisition costs – general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

(j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis, over the period during which benefits are expected to be received or 20 years, whichever is the lesser. All purchased goodwill is currently being amortised over a period not greater than 20 years.

(k) Excess of market value over net assets of controlled entities

Interest in controlled entities held by life insurance companies is subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the values consolidated line by line and the market value of the controlled entity recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 12.

(l) Taxes

Income tax expense

Income tax expense applicable to life insurance businesses within the Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standard AASB 1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the Group.

Income tax expense on all other businesses within the Group are based on the applicable local tax rates and are calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances

The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

Future income tax benefits and provisions for deferred income tax within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Future income tax benefits and provisions for deferred income tax within non-life insurance entities are not discounted.

Goods and Services Tax (GST)

The Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of GST imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any GST paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities.

In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the tax authorities is included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

(m) Accounts payable

Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

(n) Unearned premiums

Unearned premiums represent premium revenue attributable to future accounting periods. In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

(o) Outstanding claims

General insurance

The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future ultimate cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined on a best estimate basis in accordance with Actuarial Standards. Advice is taken from independent actuaries.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided.

The level of prudential margin has been set having regard to the volatility and predictability of the claims portfolio.

(p) Provisions

Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within 12 months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

Notes to the financial statements (cont)

for the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(p) Provisions (cont)
In respect of the Group's defined benefits superannuation plans, any contributions made to the superannuation funds by entities within the Group are recorded as expenses when due.

Employee share and option plans
When new shares are issued to employees as remuneration for past services or on exercise of options previously issued to employees under any of the share and option plans outlined in Note 32, no employee entitlement expense is recognised. Any consideration received on exercise of the options issued is recorded as contributed equity.

Pension transfers and opt-outs
In common with other life insurance entities in the UK which have written pensions, transfer and opt-out business, the Group's UK operations have provisions for the review and possible redress relating to personal pension policies. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are part of policyholder funds, the shareholder portion (generally 10%) is determined in accordance with the profit sharing arrangements of each fund, the exception being Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where any change in the provision is fully attributable to the shareholders.

(q) Borrowings and subordinated debt
Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(r) Contributed equity
Ordinary share capital is recognised at the fair value of consideration received by the company.

(s) Foreign currency translation reserve
All overseas operations are deemed self-sustaining as each is financially and operationally independent of AMP. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

(i) Controlled other than by life insurance companies are taken directly to the foreign currency translation reserve; and

(ii) Controlled by life insurance companies are included in investment gains (losses) consistent with market value accounting.

(t) Premium and related revenue
Life insurance
Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received, which are akin to deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance
General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including unclosed business, is recognised as revenue from ordinary activities.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are classified as premium revenue in the statement of financial performance.

(u) Investment gains (losses)
Dividend and interest income is brought to account on an accruals basis when the Group obtains control of the right to receive the interest income or dividend revenue.

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments Note 1(g) above.

(v) Claims expense
Life insurance
Claims are separated into their expense and withdrawal components. Claims paid on risk business are treated as an expense. Other claim amounts, which are akin to withdrawals, do not relate to the provision of services or the bearing of risks, and are instead recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance
Claims expense is recognised in respect of general insurance as claims are paid or as movements in outstanding claims occurs.

(w) Outward reinsurance premiums expense
Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is classified as claims expense in the statement of financial performance.

(x) Operating expenses
Basis of apportionment of operating expenses
Life insurance expenses are apportioned between acquisition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to a particular expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment basis has been made in accordance with Actuarial Standard 1.02: 'Valuation Standard', issued by the Life Insurance Actuarial Standards Board.

Investment management expenses of life insurance operations along with all other shareholder expenses relating to the Group's non-life insurance operations are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results for the Group and do not directly impact shareholder profitability.

(y) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(z) Allocation of life insurance operating profit under Margin on Services (MoS)

For the Australian and NZ life insurance business, operating profit, determined by applying the principles of MoS as prescribed in the Life Insurance Act 1995, is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to Australian and New Zealand policyholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

For UK life insurance operations, the profit arising in the with-profits funds is also determined on the basis of the Australian requirements. The allocation of profit between shareholders and policyholders is made solely for the purpose of producing the consolidated accounts of the Group. Distributions from UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. For this reason the consolidated statement of financial performance and statement of financial position do not ascribe non-shareholder profit and equity in life funds specifically to policyholders. However, for the purposes of the description of principles of allocation in the following paragraphs, the term "policyholders" includes equity interest in UK life funds not attributable to shareholders.

The bonuses distributed to UK with-profits policy owners are shown as part of expenses. A related movement in Unattributed Life Funds is shown below the operating profit line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

The principles of allocation of the life insurance profit determined under MoS are as follows:

(i) Investment income (net of tax and investment expenses) on retained earnings in respect of AMP Life's participating business and Pearl Assurance's and London Life's with-profits business is allocated between "policyholders" and shareholders in proportion to the balances of "policyholders'" and shareholders' retained earnings. In AMP Life these proportions are 80:20. In Pearl Assurance and London Life, these proportions are approximately 90:10;

(ii) Other MoS profits arising from AMP Life's participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to "policyholders" and 20% to shareholders. Prior to 2 May 2000 the profit arising from open Australian superannuation business written in AMP Life's No. 1 Statutory Fund was apportioned such that the shareholders were allocated 15% of the profit;

(iii) For Pearl Assurance's and London Life's with-profits business the assumed allocation to shareholders is one ninth the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not shift significantly from 10% over time;

(iv) All profits arising from non-participating (without-profits) business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders; and

(v) All the profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all the profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

(aa) Translation of foreign currency transactions

Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

Notes to the financial statements (cont)

for the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(bb) Derivative financial instruments

Hedges

The Group is exposed to changes in interest rates and foreign exchange rates from its activities. The Group uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements, options and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated.

Effectiveness of the hedge is evaluated on an initial and ongoing basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

Exchange gains and losses on transactions hedging investments in foreign operations:

(i) Controlled other than by life insurance companies are taken to the foreign currency translation reserve on consolidation; and

(ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:

(i) Controlled other than by life insurance companies are deferred and included in the measurement of those items; and

(ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts.

(cc) Loan securitisation

The Group's banking operation, through its loan securitisation program, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP receives fees for various services provided to the program on an arms-length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The Group also provides arms-length interest rate swaps and loan facilities to the program in accordance with the APRA Prudential Guidelines.

2. SEGMENT INFORMATION

Business segments	Total revenue 2001 A$million	Total revenue 2000 A$million	Net profit after tax attributable to shareholders[1][2] 2001 A$million	Net profit after tax attributable to shareholders[1][2] 2000 A$million	Total assets 2001 A$million	Total assets 2000 A$million
AMP Financial Services	**2,809**	5,983	**600**	628	**56,111**	58,260
UK Financial Services	**(2,237)**	3,755	**564**	468	**100,895**	101,328
Henderson Global Investors	**1,085**	1,322	**219**	322	**1,193**	1,274
AMP International	**959**	386	**88**	(6)	**7,919**	7,342
Corporate Office	**128**	(62)	**(877)**	(232)	**3,835**	1,501
	2,744	11,384	**594**	1,180	**169,953**	169,705
Discontinuing operations						
- General Insurance business	**1,028**	1,888	**32**	73	**604**	4,275
- Corporate and Reinsurance business	**668**	1,014	**145**	(15)	**4,039**	4,332
Eliminations[3]	**(81)**	(86)	**(81)**	(86)	**(1,231)**	(1,165)
Total	**4,359**	14,200	**690**	1,152	**173,365**	177,147

Geographic segments	Total revenue 2001 A$million	Total revenue 2000 A$million	Net profit after tax attributable to shareholders[1][2][4] 2001 A$million	Net profit after tax attributable to shareholders[1][2][4] 2000 A$million	Total assets 2001 A$million	Total assets 2000 A$million
Australasia	**5,460**	8,260	**272**	494	**68,197**	69,851
United Kingdom and Continental Europe	**(1,387)**	5,187	**405**	632	**103,411**	105,439
Rest of the world	**367**	839	**94**	112	**2,988**	3,022
	4,440	14,286	**771**	1,238	**174,596**	178,312
Eliminations[3]	**(81)**	(86)	**(81)**	(86)	**(1,231)**	(1,165)
Total	**4,359**	14,200	**690**	1,152	**173,365**	177,147

Business and Geographic segments

- AMP Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.
- UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.
- Henderson Global Investors provides investment management services including private capital and property portfolios and socially responsible investments.
- AMP International comprises AMP Banking, Cogent, Virgin Direct, eBusiness strategies and initiatives and new geographic markets.
- Discontinuing operations include:
  (i) General Insurance business; and
  (ii) Corporate insurance operations, mortgage insurance operations and reinsurance operations.
- Corporate Office provides support services to each of the business units.

Note:
(1) Net profit after tax attributable to shareholders by business segments varies from the Detailed Analysis of Shareholder Profit in the Directors' Report which attributes only operating margins to business segments whereas this segment note also includes normalised investment income for each segment.
(2) To eliminate the impact of market volatility on the underlying performance of the business segments, investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income is allocated to Corporate Office.
(3) The elimination of net profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segment for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.
(4) The 2001 net profit after tax attributable to shareholders includes the results from the divestment of General Insurance of $183 million loss for Australasia and a $183 million gain for the UK and Continental Europe.

Notes to the financial statements (cont)

for the year ended 31 December 2001

3. ANALYSIS OF REVENUES FROM ORDINARY ACTIVITIES

		CONSOLIDATED		PARENT	
	Note	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Premium and related revenue[1]					
Life insurance premium and related revenue received and receivable	23(a)	**16,694**	16,993	**-**	-
Less: deposits recognised as an increase in life insurance policy liabilities		**(13,649)**	(13,874)	**-**	-
Life insurance premium and related revenue - recognised as revenue		**3,045**	3,119	**-**	-
General insurance premium and related revenue received and receivable	24(a)	**1,110**	1,887	**-**	-
Total premium and related revenue		**4,155**	5,006	**-**	-
Fee and other revenue					
Investment management fees		**723**	929	**-**	-
Service fees		**456**	406	**15**	14
Other revenue		**630**	702	**1**	-
Total fee and other revenue		**1,809**	2,037	**16**	14
Investment gains (losses)[2]					
Interest					
- Other related parties - associated entities		**29**	37	**-**	-
- Other corporations		**4,026**	4,010	**2**	-
Dividends and distributions					
- Wholly owned group - controlled entities		**-**	-	**161**	81
- Other related parties - associated entities		**158**	45	**-**	-
- Other corporations		**1,889**	2,072	**2**	-
Net rents		**895**	864	**-**	-
Net realised and unrealised gains (losses)		**(8,773)**	(91)	**-**	-
Other investment income		**171**	220	**-**	-
Total investment gains (losses)		**(1,605)**	7,157	**165**	81

Note:

(1) Life insurance premiums are split between their revenue and deposit components (see Note 1(t)). A similar split has been applied to life insurance claims between their expense and withdrawal components and a corresponding offsetting adjustment (i.e. equivalent to the net of the adjustment to premiums and claims) is made to "Movement in life insurance policy liabilities". There is no profit effect.

(2) Investment gains (losses) include all investment income received and receivable and realised and unrealised gains and losses from investment transactions relating to all policyholder funds, unattributed life funds and shareholder funds. The amount attributable to shareholders is a loss of $26 million (2000: $617 million gain).

4. ANALYSIS OF EXPENSES FROM ORDINARY ACTIVITIES

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Claims					
Life insurance claims paid and payable	23(b)	**(18,539)**	(19,580)	-	-
Less: withdrawals recognised as a reduction in life insurance policy liabilities		**10,420**	11,929	-	-
Life insurance claims recognised as expense		**(8,119)**	(7,651)	-	-
General insurance claims recognised as expense	24(a)	**(1,123)**	(2,124)	-	-
Claims expense		**(9,242)**	(9,775)	-	-
Movement in life insurance policy liabilities					
Change in net policy liabilities and unvested policyholder benefits		**6,416**	249	-	-
Add: deposits recognised as an increase in life insurance policy liabilities		**13,649**	13,874	-	-
Less: withdrawals recognised as a reduction in life insurance policy liabilities		**(10,420)**	(11,929)	-	-
Movement in life insurance policy liabilities		**9,645**	2,194	-	-
Operating expenses					
Policy acquisition - life insurance	23(b)	**(925)**	(924)	-	-
Policy maintenance - life insurance	23(b)	**(1,192)**	(1,160)	-	-
Other operating expenses		**(2,338)**	(2,928)	**(14)**	(10)
Operating expenses		**(4,455)**	(5,012)	**(14)**	(10)
Other operating expenses includes the following items:					
Amortisation of goodwill		**(55)**	(21)	-	-
Depreciation of operating assets		**(71)**	(134)	-	-
Rental - operating leases		**(47)**	(58)	-	-
Increase in provisions for employee entitlements		**(86)**	(121)	**(6)**	(7)

Notes to the financial statements (cont)

for the year ended 31 December 2001

5. SIGNIFICANT ITEMS

The following items have been recognised in the statement of the financial performance for the period:

	Significant items before income tax A$million	Income tax on significant items A$million	Policyholder interests in significant items after income tax A$million	Significant items after income tax attributable to shareholders A$million
2001 - Consolidated				
Divestment from general insurance business				
- Increase in the value of UK general insurance business prior to divestment	**250**	**(67)**	**-**	**183**
- Decrease in the value of Australasian general insurance business prior to divestment	**(233)**	**50**	**-**	**(183)**
Other significant items				
- Increase in value of Virgin One business prior to divestment	**76**	**-**	**-**	**76**
2000 - Consolidated				
Restructuring and integration costs	(276)	83	42	(151)
Release of deferred tax provisions no longer required	-	154	-	154

The parent entity has no significant items in either 2001 or 2000.

6. INCOME TAX

The Financial Report of a group that includes a life insurer is required to recognise income tax expenses and benefits irrespective of whether they are designated as relating to policyholders or shareholders. Accordingly, a reconciliation between income tax expense (credit) and prima facie net profit (loss) at the current corporate income tax rate is not included in the Financial Report.

The income tax rates and the basis for taxation relating to shareholder interests differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	2001 %	2000 %
Australia		
Ordinary life insurance business	**30**	39/34
Complying superannuation	**15**	15
Non-complying superannuation	**30**	47/34
Immediate annuity business	**Exempt**	Exempt
Shareholder fund	**30**	34
Controlled companies/other business	**30**	34
United Kingdom		
Life insurance business	**20/22**	23
Controlled companies/other business	**30**	30
New Zealand	**30/33**	33

6. INCOME TAX (cont)

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	**23**	50	**-**	-
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain[1]	**397**	407	**-**	-

Note:
(1) The future income tax benefit will only be obtained if:
(a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
(b) The conditions for deductibility imposed by tax legislation continue to be complied with; and
(c) No changes in tax legislation adversely affect the economic entity in realising the benefit.

7. RECEIVABLES

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Gross policy liabilities ceded under reinsurance	**1,711**	1,260	**-**	-
Investment income and sales proceeds receivable	**2,560**	2,511	**-**	-
Outstanding premiums	**679**	836	**-**	-
Reinsurance claims recoverable	**1,124**	1,185	**-**	-
Sundry debtors (related)				
- Wholly owned group - controlled entities	**-**	-	**5**	8
- Associated entities	**77**	67	**-**	-
Trade debtors	**208**	424	**-**	-
Other sundry debtors	**1,473**	477	**-**	-
Total receivables	**7,832**	6,760	**5**	8

Notes to the financial statements (cont)

for the year ended 31 December 2001

8. INVESTMENTS

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Equity securities, at net market value					
Directly held (other than associated entities)		**57,697**	63,186	**-**	-
Associated entities	28	**2,179**	2,034	**-**	-
Unit trusts held		**11,896**	10,428	**-**	-
Total equity securities		**71,772**	75,648	**-**	-
Debt securities, at net market value[1]					
Interest-bearing securities		**49,078**	50,402	**-**	-
Loans					
- Controlled entities (unsecured)		**-**	-	**413**	550
- Associated entities (unsecured)		**497**	587	**-**	-
Other loans					
- Secured[1]		**9,174**	8,546	**-**	-
- Unsecured[1]		**229**	644	**-**	-
Convertible notes		**86**	145	**-**	-
Unit trusts held		**2,000**	1,773	**-**	-
Total debt securities		**61,064**	62,097	**413**	550
Property, at net market value					
Directly held		**14,087**	15,021	**-**	-
Unit trusts held		**3,985**	3,340	**-**	-
Total property		**18,072**	18,361	**-**	-
Other, at Directors' valuation or net market value[2]		**1,186**	2,514	**-**	-
Investments in controlled entities					
At net asset value on demutualistaion, or cost if acquired subsequent to demutualisation		**-**	-	**9,001**	8,846

Note:

(1) All debt securities are recorded at net market value, with the exception of A$4,174 million (2000: A$4,102 million) of loans secured and A$174 million (2000: A$156 million) of loans unsecured held by banking and finance operations which are recorded at recoverable amount after assessing provisions for impairment.

(2) The Other category includes investments in vehicles such as joint ventures, partnerships and cash trusts.

9. OPERATING ASSETS

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
At cost	**631**	1,298	-	-
Less: accumulated depreciation	**(325)**	(647)	-	-
Total operating assets, at written down value	**306**	651	-	-

10. OTHER ASSETS

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Inventories	**139**	109	-	-
Other assets	**350**	551	-	-
Total other assets	**489**	660	-	-

11. INTANGIBLES

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Goodwill, at cost[1]	**1,034**	305	-	-
Less: accumulated amortisation	**(168)**	(110)	-	-
Goodwill, at written down value	**866**	195	-	-

Note:
(1) During the year $715 million was transferred from Excess of market value over net assets of controlled entities to goodwill as part of the restructure of a number of GIO businesses.

Notes to the financial statements (cont)

for the year ended 31 December 2001

12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
AG Australia Holdings Limited (formerly GIO Australia Holdings Limited)[3][4]	**34**	1,719	**-**	-
Henderson Global Investors (Holdings) Plc[1]	**986**	948	**-**	-
Interactive Investor[1][2]	**54**	-	**-**	-
NPI Limited[1]	**1,373**	1,267	**-**	-
Towry Law[1][2]	**412**	-	**-**	-
Other	**67**	11	**-**	-
Total excess of market value over net assets of controlled entities	**2,926**	3,945	**-**	-

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Note:
(1) The underlying investments have not been written up since acquisition except to reflect the following:
- Exchange rate fluctuations;
- Additional investments and development expenditure.
(2) Interactive Investor and Towry Law were acquired during 2001.
(3) In 2001, GIO's Financial Services and Asset Management businesses were restructured and integrated into AMP's Financial Services and Henderson Global Investors. This internal restructure resulted in the transfer of $619 million to goodwill.
(4) The movement in AG Australia Holdings Limited excess of market value over net assets of controlled entities comprises:
- Transfers to goodwill of $715 million;
- Amounts realised due to the sale of the General Insurance business of $1,072 million; and
- Net movements in the value of residual GIO assets and provisions of $102 million.

13. ACCOUNTS PAYABLE

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Investment purchases payable	**1,608**	1,072	**-**	-
Policies in process of settlement	**404**	480	**-**	-
Trade creditors	**210**	221	**-**	-
Other creditors	**2,142**	1,773	**3**	3
Total accounts payable	**4,364**	3,546	**3**	3

14. PROVISIONS

		CONSOLIDATED		PARENT	
	Note	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Dividends on ordinary shares	18	**293**	265	**293**	265
Employee entitlements		**329**	353	**7**	7
Pensions, transfers and opt-outs		**1,366**	1,743	**-**	-
Other		**584**	477	**-**	-
Total provisions		**2,572**	2,838	**300**	272

15. BORROWINGS

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Bank loans		**1,504**	1,905	-	-
Bank overdrafts		**50**	223	-	-
Bonds and notes	26(b)	**6,296**	6,300	-	-
Deposits		**2,107**	1,675	-	-
Other loans					
- Other corporations		**705**	868	-	-
Finance lease liability		**6**	8	-	-
Total borrowings		**10,668**	10,979	-	-

16. SUBORDINATED DEBT

	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1]	**1,240**	1,240	-	-
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)	**100**	100	-	-
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)	**367**	346	-	-
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)	**468**	442	-	-
9.625% GBP Undated Subordinated Guaranteed Bonds[2]	**369**	350	-	-
Total subordinated debt	**2,544**	2,478	-	-

Note:

(1) AMP Income Securities - interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at AMP's option from 10 February 2005 onwards.

(2) The bonds are repayable by NPI Finance Plc on a non-instalment basis, on 30 June 2006 and each fifth anniversary thereafter, so long as the bonds are outstanding.

Notes to the financial statements (cont)

for the year ended 31 December 2001

17. CONTRIBUTED EQUITY

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Issued and paid up capital					
1,128,502,798 (2000: 1,104,598,613) ordinary shares fully paid		**4,613**	4,206	**4,613**	4,206
Movements in contributed equity					
Balance at the beginning of the year		**4,206**	3,967	**4,206**	3,967
8,679,997 (2000: 8,855,187) shares issued under the Dividend Reinvestment Plan[1]		**164**	148	**164**	148
6,121,320 (2000: 5,329,952) shares issued under share purchase plan[2]		**114**	89	**114**	89
8,202,111 (2000: 742,500) shares issued on the exercise of employee options	32	**129**	1	**129**	1
887,055 (2000: 433,665) shares issued under employee share plans		**-**	1	**-**	1
13,702 (2000: 28,280) shares issued to former members of the AMP Society[3]		**-**	-	**-**	-
Balance at the end of the year		**4,613**	4,206	**4,613**	4,206

Note:
(1) Under the terms of the Dividend Reinvestment Plan, shareholders may elect to have all or part of their dividend entitlements satisfied by the issue of new shares rather than by being paid in cash. The interim dividend in 2001 and the 2000 final and interim dividends involved the issue of shares under this plan at A$17.80, A$20.10 and A$16.70 respectively.
(2) These shares were issued to eligible shareholders under a share purchase plan. The shares were issued at an average price of A$18.62 (2000: A$16.69) per share.
(3) The former members of AMP Society exchanged their membership rights for shares in AMP Limited on demutualisation. 1,043,333,045 (2000: 1,043,319,343) shares have been issued to former members at an issue price of $3.00 per share.

18. DIVIDENDS AND FRANKING CREDITS ACCOUNT

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
Dividends paid					
Dividends on ordinary shares - franked to 15% at tax rate of 30% (2000: unfranked)		**280**	252	**280**	252
Dividends proposed					
Dividends on ordinary shares franked to 15% at tax rate of 30% (2000: franked to 15% at a rate of 34%)	14	**293**	265	**293**	265
Total dividends paid and proposed	20	**573**	517	**573**	517
Dividend franking account[1]					
Class C - 30% (2000: 34%) franking credits		**120**	82	**6**	(40)[2]

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Note:
(1) Balance of franking account adjusted for:
- *Franking credits which will arise from the payment of income tax provided for in the financial statements;*
- *Franking credits to be utilised in payment of the above dividends; and*
- *Franking credits that the entity may be prevented from distributing in the subsequent financial year.*

(2) The franking account deficit was offset by franked dividends received from Group companies in the following financial year.

19. EARNINGS PER SHARE

Basic earnings per share for the year is based on 1,113,739,500 shares being the weighted average number of all shares on issue (2000: based on 1,094,770,795 shares).

Diluted earnings per share for the year is based on 1,156,637,764 shares being the weighted average number of all issued and potential shares (2000: based on 1,138,390,357 shares).

20. RESERVES AND RETAINED PROFITS

		CONSOLIDATED		PARENT	
	Note	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Capital reserve[1]					
Balance at the beginning of the year		**510**	510	**510**	510
Movements during the year		**-**	-	**-**	-
Balance at the end of the year		**510**	510	**510**	510
Foreign currency translation reserve[2]					
Balance at the beginning of the year		**102**	(177)	**-**	-
Net translation adjustment on self sustaining foreign operations		**211**	279	**-**	-
Balance at the end of the year		**313**	102	**-**	-
Shareholders' retained profits					
Balance at the beginning of the year		**3,967**	3,332	**4,417**	4,851
Net profit after tax attributable to shareholders of AMP Limited		**690**	1,152	**166**	83
Total available for appropriation		**4,657**	4,484	**4,583**	4,934
Dividend provided for or paid	18	**(573)**	(517)	**(573)**	(517)
Balance at the end of the year		**4,084**	3,967	**4,010**	4,417

Note:
(1) The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.
(2) Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).

Notes to the financial statements (cont)

for the year ended 31 December 2001

21. UNATTRIBUTED LIFE FUNDS

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Unattributed life funds[1]				
At historic exchange rate	**5,535**	6,380	-	-
Related accumulated sterling translation adjustment	**697**	422	-	-
At year end exchange rate	**6,232**	6,802	-	-

Note:

(1) For those UK life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under MoS are neither attributed to shareholders or policyholders. Distributions from the UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. After allowing for the shareholders' entitlement to 10% (2001: $692 million, 2000: $756 million) of the surplus distributed in respect of these funds, the remaining 90% (2001: $6,232 million, 2000: $6,802 million) of the excess assets is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests.

These unattributed life funds are increased by the UK operating profits not allocated to shareholders (refer Note 1), less distributions to UK with-profits policyholders by way of bonuses. A large component of the UK operating profits is the investment earnings on the excess assets in the with-profits funds. These are, by their nature, volatile from one period to the next. By contrast, bonus distributions are determined with reference to a more long-term sustainable basis than the current year's profit. The movement in unattributed life funds is therefore potentially volatile, depending on the relationship between investment earnings and bonus distributions.

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

22. OTHER EQUITY INTERESTS IN CONTROLLED ENTITIES

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Other equity interests in controlled entities				
Subscribed capital in unit trusts	**1,442**	1,247	-	-
Retained profits in trusts	**54**	54	-	-
Share capital in companies	**60**	42	-	-
Retained profits in companies	**9**	(7)	-	-
Total other equity interests in controlled entities	**1,565**	1,336	-	-

23. LIFE INSURANCE BUSINESS

	Note	CONSOLIDATED 2001 A$million	CONSOLIDATED 2000 A$million	PARENT 2001 A$million	PARENT 2000 A$million
(a) Analysis of life insurance premium and related revenue					
Total premiums received and receivable[1]	3	**16,652**	16,884	-	-
Inward reinsurance premiums		**1**	(1)	-	-
Reinsurance and other recoveries		**41**	110	-	-
Total premium and related revenue		**16,694**	16,993	-	-
(b) Analysis of life insurance operating expenses					
Claims paid and payable[1]	4	**(18,539)**	(19,580)	-	-
Change in net policy liabilities and unvested policyholder benefits[1]	4	**6,416**	249	-	-
Policy acquisition expenses					
- Commission		**(277)**	(238)	-	-
- Other		**(648)**	(686)	-	-
Policy maintenance expenses					
- Commission		**(155)**	(136)	-	-
- Other		**(1,037)**	(1,024)	-	-
Investment management expenses		**(251)**	(263)	-	-
Interest					
- Deposits		**(8)**	(16)	-	-
- Borrowings		**(221)**	(387)	-	-
Other		**(100)**	(54)	-	-
Restructuring and integration costs		**-**	(79)	-	-
Life insurance operating expenses		**(14,820)**	(22,214)	-	-
(c) Analysis of life insurance results					
Components of operating profit after income tax related to movements in policy liabilities attributable to shareholders include:					
- Planned margins of revenues over expenses released		**537**	522	-	-
- Profits (losses) arising from difference between actual and assumed experience		**24**	138	-	-
- Capitalised (losses) reversals		**43**	58	-	-
- Investment earnings on assets in excess of policy liabilities within the life insurance funds[2][3]		**(119)**	467	-	-
Net profit after income tax attributable to shareholders arising from the life insurance funds[2][3][4]		**485**	1,185	-	-

Note:
(1) These amounts are grossed up to include all premiums including deposit components and all claims including withdrawal components.
(2) These results reflect the investment earnings on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations as well as the excess notionally allocated to Corporate Office in the segment note.
(3) After eliminating dividends of A$81 million (2000: A$86 million) payable between UK Financial Services and AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.
(4) The operating result above does not agree with that disclosed for AMP Financial Services and UK Financial Services businesses in the segment information (Note 2) for the following reasons:
– Investment income on shareholder capital attributed to those businesses is normalised for segment reporting purposes; and
– Certain costs, including restructuring costs, are classified as Corporate Office expenses for segment reporting purposes.

23. LIFE INSURANCE BUSINESS (cont)

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
(d) Policyholder liabilities				
Value of policyholder liabilities - projection method[1]				
Best estimate liability				
- Value of future policy benefits[3]	**51,408**	50,558	-	-
- Value of future expenses	**4,556**	4,539	-	-
- Value of future premiums	**(15,216)**	(16,538)	-	-
Total best estimate liability - projection method	**40,748**	38,559	-	-
Value of future profits				
- Policyholder bonuses[4]	**12,971**	17,907	-	-
- Shareholders' profit margins	**3,442**	4,537	-	-
Total value of future profits	**16,413**	22,444	-	-
Value of policyholder liabilities - accumulation method[2]				
Best estimate liability				
- Value of future policy benefits[3]	**46,344**	39,539	-	-
- Value of future charges for acquisition expenses	**(704)**	(489)	-	-
Total best estimate liability - accumulation method	**45,640**	39,050	-	-
Value of declared bonus	**1,474**	1,691	-	-
Policy liabilities ceded under reinsurance	**1,711**	1,260	-	-
Unvested policyholder benefits	**1,088**	1,068	-	-
NPI policy liabilities in funds with no shareholder interest[5]	**23,114**	27,141	-	-
Total policyholder liabilities	**130,188**	131,213	-	-
Policyholder liabilities subject to capital guarantees	**49,880**	43,626	-	-

Note:
(1) For businesses valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.
(2) Where the accumulation method of valuation is used, policy liabilities are divided into the two components – Value of future policy benefits and Value of future charges for acquisition expenses.
(3) Future policy benefits include bonuses credited to policyholders in prior periods but exclude current year and future bonuses.
(4) Future bonuses exclude current year bonuses.
(5) Policy liabilities in respect of National Provident Life Limited (NPI Closed Fund).

23. LIFE INSURANCE BUSINESS (cont)

(e) Life insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses are established applying the principles of Margin on Services ("MoS"). MoS is the financial reporting methodology for Australian life insurance companies as prescribed under the Life Insurance Act 1995 ("the Life Act"). Policy liabilities are determined in accordance with Actuarial Standard 1.02: 'Valuation Standard' issued by the Life Insurance Actuarial Standards Board under the Life Act.

The life insurance business of the Group's overseas subsidiaries is not directly subject to the Life Act. However, policy liabilities arising in all of the Group's life insurance subsidiaries have been calculated on the basis of the Australian requirements for the purpose of producing AMP Limited consolidated accounts.

The policy liabilities and solvency reserves for all life insurance businesses have been determined at the reporting date, and relevant actuarial officers within those businesses are satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business type	Method	Profit carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Investment account	Projection/Modified accumulation	Interest credits
Investment-linked	Projection/Accumulation	Asset under management charges
Allocated annuity	Accumulation/Modified accumulation	Interest credits
Risk	Projection/Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

Under the projection method, estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The projected profit margins are expressed as a percentage of the relevant profit carrier. The policy liability is calculated as the net present value of these projected cash flows.

Under the accumulation method for investment products the policy liability is the accumulation of amounts invested by policyholders, less fees specified in the policy plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium and outstanding claims at the valuation date.

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

All the profits arising from the life insurance funds of NP Life accrue to the policy owners of that fund. As shareholders have no direct interest in those funds the policy liabilities for this business are equal to the net assets of the relevant life insurance funds.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profit are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption varies with the proportion of each asset sector backing the product. Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector.

For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate risk margin.

The assumed earning rates for non-matched business are largely driven by long term (e.g. 10 year) government bond yields. The bond yields used at 31 December 2001 were (2000 in parentheses):

	Long term bond yield
Australia	6.1% (5.5%)
New Zealand	6.9% (6.1%)
United Kingdom	5.1% (5.0%)

Notes to the financial statements (cont)

for the year ended 31 December 2001

23. LIFE INSURANCE BUSINESS (cont)

(e) Life insurance policy liabilities valuation (cont)
Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premiums which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premiums assumed at 31 December 2001 are unchanged from those assumed at 31 December 2000, apart from a new assumption that high quality corporate bonds will earn 0.5% more than government bonds. Only minor variations in asset mixes have occurred. Minor changes have also been made to the assumed mix of investment earnings between income and capital gains.

(ii) Future growth in unit prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees.

(iii) Future participating benefits
For participating business, the total value of future bonus (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the assumed relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

The assumed relationship between reversionary bonus and terminal bonus as at 31 December 2001 is unchanged from that assumed at 31 December 2000, except at Pearl, where the assumed pattern of future terminal bonus has been altered to better reflect the current bonus philosophy. The effect of this change is to increase the assumed level of terminal bonus in the short term.

Actual bonus rates are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for a reasonable degree of smoothing; reasonable expectations of policyholders; equity between generations of policyholders and across different classes and types of business; and ongoing solvency and capital adequacy. Given the many factors involved, the range of bonus structures and rates for the Group's participating business is extremely diverse.

(iv) Future maintenance expenses
Unit maintenance costs are based on budgeted expenses (including GST as appropriate) in the year following the reporting date, increased by the rate of inflation set out below. Unit costs vary by product line and class of business based on the detailed expense analysis which supports apportionments to products.

Future investment expenses are based on the fees currently charged by the asset managers.

(v) Inflation and indexation
Annual inflation rates of 2.60%, 2.42% and 1.94% are assumed for Australia, New Zealand and the UK respectively (2000: 1.84% for Australia, 1.74% for New Zealand and 1.65% for the UK). A higher level of expense inflation is assumed for those entities where new business growth is believed to be limited.

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on the Group's own experience.

(vi) Rates of taxation
The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with current legislation.

Refer to Note 6 for details.

(vii) Voluntary discontinuance
Rates for the incidence of withdrawals, paid-ups and premium dormancy are based on recent investigations of experience. The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups the range of voluntary discontinuance rates across the Group is extremely diverse.

Future rates of discontinuance at 31 December 2001 are unchanged from those assumed at 31 December 2000 apart from:

→ increases ranging from 0.5%p.a. to 2%p.a. to withdrawal rates for risk and conventional business in Australia, with the most significant increases applying to the closed product groups;

→ increases in withdrawal and premium dormancy rates for most New Zealand products.

(viii) Surrender values
The surrender bases assumed are those current at the reporting date. There have been no significant changes to these over the year.

(ix) Mortality and morbidity
Standard mortality tables applicable to each country are used (e.g. IA95-97 and IM(F)80 in Australia and New Zealand, AM(F)80 and RM(C)V92 in the UK). These standard tables are based on national or industry wide data. They are then adjusted by factors which take account of the Group's own experience. For annuity business adjustment is also made for mortality improvement prior to and after the valuation date.

Assumed rates of mortality at 31 December 2001 are largely unchanged from those assumed at 31 December 2000, except for initial rates of annuitant mortality in Australia and New Zealand being generally reduced with allowances for future annuitant mortality improvement being increased, particularly at younger ages and shorter durations.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on recent AMP and industry experience. There have been no significant changes to these assumptions over the year.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is extensively adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 31 December 2001 minor changes have been

23. LIFE INSURANCE BUSINESS (cont)

made to the age, waiting period and occupation factors such that, on average, the assumed rates of claim incidence are slightly lower than those assumed at 31 December 2000.

(f) Policy acquisition costs - life insurance

Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future profits are insufficient to cover net acquisition costs.

(g) Unvested policyholder benefits

For those life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under MoS are attributed to policyholders in Australia and New Zealand. Under the Life Act they are referred to as Policyholder Retained Profits.

For the purpose of reporting under Accounting Standard AASB1038 these are referred to as Unvested Policyholder Benefits and are treated as liabilities due to policy owners, as they represent amounts that have been allocated to participating policyholders generally, although they are yet to be vested in specific policyholder entitlements.

(h) Restrictions on assets

Investments held in the life funds can only be used within the restrictions imposed under the Life Act in Australia and the Financial Services and Markets Act in the UK. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

(i) Solvency and capital adequacy

Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by the Group to support policy owner benefits is laid down by the Life Act and accompanying actuarial standards in Australia and by the UK Act and accompanying regulations in the UK. The Group holds additional amounts within its life insurance controlled entities to ensure a higher level of security for policyholder benefits.

At 31 December 2001, AMP Life's available assets across all its statutory funds were approximately 77% higher (2000: 59% higher) than the required solvency reserve.

In the UK, a common measure of financial strength is the free asset ratio, being the excess of admissable assets over statutory liabilities (i.e. the solvency requirement) expressed as a percentage of those statutory liabilities. This measure is particularly relevant for companies with a substantial proportion of participating (with-profits) business. At 31 December 2001, the free asset ratios of the three entities for which the measure is most relevant were approximately 11% (2000: 16%) for Pearl, 8% (2000: 10%) for London Life and 13% (2000: 8%) for NPI.

(j) Disaggregated information

The Group's life insurance business is conducted through a number of life insurer entities in Australia and in the UK.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038 (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders' Fund.

Notes to the financial statements (cont)

for the year ended 31 December 2001

24. GENERAL INSURANCE BUSINESS

Activities reflected in 2001 include six months of the Australasian general insurance business divested on 1 July 2001, and 12 months of the general insurance businesses retained, including the run-off businesses.

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
(a) Analysis of general insurance operating result				
Premium and related revenue				
Direct insurance premiums	**1,074**	1,578	-	-
Inwards reinsurance premiums	**36**	309	-	-
Total premiums	**1,110**	1,887	-	-
Direct claims expense	**(906)**	(1,417)	-	-
Inwards reinsurance claims expense	**(276)**	(896)	-	-
Reinsurance and other recoveries	**299**	441	-	-
Outwards reinsurance expense	**(240)**	(252)	-	-
Net claims expense	**(1,123)**	(2,124)	-	-
Acquisition costs	**(140)**	(261)	-	-
Other underwriting expenses	**(56)**	(79)	-	-
Other underwriting income	**6**	19	-	-
Levies and charges	**(33)**	(75)	-	-
Total underwriting expenses	**(223)**	(396)	-	-
Underwriting result	**(236)**	(633)	-	-
General administration expenses	**(210)**	(339)	-	-
Sundry income	**76**	158	-	-
	(370)	(814)	-	-
Investment income from general insurance activities				
Dividends	**8**	17	-	-
Interest	**253**	271	-	-
Rental income	**13**	12	-	-
Changes in net market value of investments				
- Unrealised	**(61)**	77	-	-
- Realised	**263**	445	-	-
Total investment income	**476**	822	-	-
Operating profit (loss) before income tax[1]	**106**	8	-	-

Note:

(1) The operating result above does not agree with that disclosed for general insurance business in the segment information (Note 2) for the following reasons:

- *All components of general insurance business are classified as discontinued for segment reporting purposes;*
- *Investment income on shareholder capital attributed to the general insurance business is normalised for segment reporting purposes; and*
- *Certain costs, including restructuring costs, are classified as Corporate Office expenses for segment reporting purposes.*

24. GENERAL INSURANCE BUSINESS (cont)

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
(b) Outstanding claims - general insurance[1]				
Expected future claims payments - undiscounted	**4,163**	6,206	**-**	-
Discount to present value	**(391)**	(709)	**-**	-
Total outstanding claims	**3,772**	5,497	**-**	-
Current	**1,079**	1,845	**-**	-
Non-current	**2,693**	3,652	**-**	-
Total outstanding claims	**3,772**	5,497	**-**	-
The liability for outstanding claims is segmented as follows:				
Direct insurance	**1,517**	2,781	**-**	-
Inwards reinsurance	**2,255**	2,716	**-**	-
Total outstanding claims	**3,772**	5,497	**-**	-

(c) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For the year ended 31 Dec 2001		For the year ended 31 Dec 2000	
	Year ending 31 Dec 2002 %	Subsequent years %	Year ending 31 Dec 2001 %	Subsequent years %
Direct insurance				
Inflation rate[2]	**0-10.0**	**0-10.0**	0-12.0	0-12.0
Discount rate	**4.0-5.5**	**4.0-7.5**	5.0-6.9	5.0-6.9
Inwards reinsurance				
Inflation rate[2]	**0**	**0**	0	0
Discount rate	**4.5-4.7**	**4.5-4.7**	5.0-5.3	5.0-5.3

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards, community attitudes and the like.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.2 years (2000: 2.9 years) for direct insurance and 2.8 years for inwards reinsurance (2000: 2.8 years).

Note:
(1) Reinsurance claims recoverable are included in Receivables (Note 7).
(2) For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.

Notes to the financial statements (cont)

for the year ended 31 December 2001

24. GENERAL INSURANCE BUSINESS (cont)

(d) Analysis of claims expense

Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial years.

	2001			2000		
	Current year A$million	**Prior years A$million**	**Total A$million**	**Current year A$million**	**Prior years A$million**	**Total A$million**
Direct insurance						
Gross claims incurred and related expenses - undiscounted	**828**	**165**	**993**	1,284	39	1,323
Reinsurance and other recoveries - undiscounted	**(247)**	**(37)**	**(284)**	(175)	(34)	(209)
Net claims incurred - undiscounted	**581**	**128**	**709**	1,109	5	1,114
Discount and discount movement - gross claims incurred	**(80)**	**(6)**	**(86)**	(29)	122	93
Discount and discount movement - reinsurance and other recoveries	**17**	**8**	**25**	15	(17)	(2)
Net discount movement	**(63)**	**2**	**(61)**	(14)	105	91
Direct insurance claims expense	**518**	**130**	**648**	1,095	110	1,205

	2001 A$million	**2000 A$million**
Inwards reinsurance		
Gross claims incurred and related expenses - undiscounted	**179**	798
Reinsurance and other recoveries - undiscounted	**(38)**	(177)
Net claims incurred - undiscounted	**141**	621
Discount and discount movement - gross claims incurred	**97**	98
Discount and discount movement - reinsurance and other recoveries	**(2)**	(52)
Net discount movement	**95**	46
Inwards reinsurance claims expense	**236**	667
Direct insurance	**648**	1,205
Inwards reinsurance	**236**	667
Net claims expense	**884**	1,872

25. NOTES TO THE STATEMENTS OF CASH FLOWS

	CONSOLIDATED		PARENT	
	2001 A$million	**2000 A$million**	**2001 A$million**	**2000 A$million**
(a) Reconciliation of the net profit (loss) after income tax to the net cash flows from operating activities				
Net profit (loss) after income tax	**(190)**	743	**166**	83
Depreciation of operating assets	**72**	134	**-**	-
Amortisation of intangibles	**55**	21	**-**	-
Net profit (loss) on sale of investments and operating assets	**(2,553)**	(11,014)	**-**	-
Decrease (increase) in investment asset values	**12,031**	10,922	**-**	-
Dividend income reinvested	**(365)**	(314)	**-**	-
Decrease (increase) in receivables and other assets	**(164)**	825	**3**	1
(Decrease) increase in net policy liabilities	**(6,070)**	2,159	**-**	-
(Decrease) increase in income tax provisions	**(1,064)**	(643)	**1**	1
(Decrease) increase in other creditors	**(2,696)**	(2,551)	**-**	(4)
Net cash flows from operating activities	**(944)**	282	**170**	81
(b) Reconciliation of cash				
Comprises:				
Cash on hand	**881**	819	**16**	2
Cash on deposit	**7,604**	5,141	**-**	-
Deposits in	**(2,107)**	(1,675)	**-**	-
Bank overdrafts	**(50)**	(223)	**-**	-
Short-term bills and notes (included in investments)	**2,987**	670	**-**	-
Balance at the end of the year	**9,315**	4,732	**16**	2
(c) Financing arrangements				
(i) Overdraft facilities				
Bank overdraft facility available	**452**	455	**-**	-
(ii) Credit standby facilities				
Revolving and standby credit facilities				
Available	**2,675**	2,551	**-**	-
Used	**-**	-	**-**	-
Unused	**2,675**	2,551	**-**	-
(iii) Loan facilities				
In addition to facilities arranged through bond and note issues (refer Notes 15 and 16), financing facilities are provided through bank loans under normal commercial terms and conditions.				
Available	**2,260**	2,854	**-**	-
Used	**(2,209)**	(2,773)	**-**	-
Unused	**51**	81	**-**	-
(iv) Bond and note funding programs				
Available	**24,173**	22,025	**-**	-
Used	**(6,296)**	(6,300)	**-**	-
Unused	**17,877**	15,725	**-**	-

Notes to the financial statements (cont)

for the year ended 31 December 2001

25. NOTES TO THE STATEMENTS OF CASH FLOWS (cont)

(d) Acquisition of controlled entities

(i) Acquisition of Towry Law (2000: National Provident Institution)

2001: On 3 August 2001, AMP acquired the independent financial advice company Towry Law plc in the UK.

2000: On 1 January 2000, AMP acquired the business of UK mutual National Provident Institution ("NPI") under a Court Scheme involving the demutualisation of NPI and cash payments to members in compensation for the cancellation of membership rights of existing policyholders.

	CONSOLIDATED		PARENT	
	2001 A$million	**2000 A$million**	**2001 A$million**	**2000 A$million**
Consideration				
Cash paid	**186**	1,177	-	-
Loan notes	**33**	-	-	-
Total consideration	**219**	1,177	-	-
Fair value of net assets acquired				
Cash at bank	**3**	335	-	-
Trade debtors	**40**	424	-	-
Investments	**-**	35,020	-	-
Other assets	**92**	1,770	-	-
Bank overdraft	**(26)**	-	-	-
Trade creditors	**(77)**	(1,342)	-	-
Policy owner liabilities	**-**	(35,202)	-	-
Other liabilities	**(215)**	(919)	-	-
Total fair value of net assets acquired	**(183)**	86	-	-
Percentage acquired	**100%**	100%	-	-
Net cash effect				
Cash consideration paid	**186**	1,177	-	-
Cash at bank and on deposit included in net assets acquired	**(3)**	(335)	-	-
Bank overdrafts	**26**	18	-	-
Cash paid for the purchase of controlled entity as reflected in the consolidated statement of cash flows	**209**	860	-	-
(ii) Acquisition of other controlled entities				
Details of the acquisition of other controlled entities are set out below:				
Consideration - cash	**162**	40	-	-
Net assets (liabilities) acquired	**106**	40	-	-
Percentage acquired	**100%**	100%	-	-

25. NOTES TO THE STATEMENTS OF CASH FLOWS (cont)

(e) Disposal of controlled entities

(i) Disposal of Australasian General Insurance business

2001: AMP's General Insurance businesses in Australia and New Zealand were sold in 2001. Details of the sale are outlined below.

2000: There were no significant disposals of controlled entities in 2000.

	CONSOLIDATED		PARENT	
	2001 A$million	**2000 A$million**	**2001 A$million**	**2000 A$million**
Consideration				
Cash received	1,062	-	-	-
Fair value of shares and derivatives	300	-	-	-
Total consideration	**1,362**	-	-	-
Assets				
Cash at bank and on deposit	41	-	-	-
Outstanding premiums	206	-	-	-
Receivables	307	-	-	-
Equity securities	144	-	-	-
Debt securities	932	-	-	-
Property	119	-	-	-
Other investments	461	-	-	-
Operating assets	24	-	-	-
Deferred tax assets	53	-	-	-
Other assets	146	-	-	-
Excess of market value over net assets of controlled entities	1,102	-	-	-
Total assets sold	**3,535**	-	-	-
Liabilities				
Accounts payable	111	-	-	-
Unearned premiums	507	-	-	-
Outstanding claims	1,296	-	-	-
Provisions	34	-	-	-
Deferred tax liabilities	22	-	-	-
Borrowings	21	-	-	-
Total liabilities sold	**1,991**	-	-	-
Net assets sold	**1,544**	-	-	-
Net cash effect				
Cash consideration received	1,062	-	-	-
Less: cash at bank and on deposit included in net assets of entities disposed	(41)	-	-	-
Net cash received from sale of Australasian General Insurance business	**1,021**	-	-	-

Notes to the financial statements (cont)

for the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The following tables provide information about financial assets and financial liabilities showing the weighted average effective interest rate and the earlier of the contractual repricing or maturity date for each class of interest-bearing financial instrument in the statement of financial position.

Life insurance operations are conducted within life insurance funds containing policyholder, shareholder and unattributed interests. All of these interests are included in the consolidated statement of financial position for the Group in accordance with AASB 1038 'Life Insurance Business'.

The management of the risks associated with investments undertaken by life insurance funds, including interest rate risk, is subject to the requirements of the relevant local regulatory requirements, which for Australia are governed by the Life Insurance Act 1995 and for the UK, by the Insurance Companies Act 1982. This includes satisfying solvency requirements, which requires statutory reserves to be held specifically to address interest rate risk to the extent that assets are not matched against liabilities. A substantial portion of the interest-bearing financial assets outlined in the following tables represent investments held in life insurance funds in respect of policyholder and unattributed interests.

		Interest-bearing Contractual repricing or maturity date (whichever is earlier) A$million				
31 December 2001	**Non-interest-bearing A$million**	**1 year or less**	**1 to 5 years**	**More than 5 years**	**Total carrying amount A$million**	**Weighted average effective interest rate[1]**
Financial assets						
Cash at bank and on deposit	47	8,438	-	-	8,485	3.6%
Outstanding premiums	679	-	-	-	679	-
Receivables	7,153	-	-	-	7,153	-
Equity securities	71,772	-	-	-	71,772	-
Debt securities						
- Interest-bearing securities[2]	-	8,816	7,820	32,442	49,078	4.9%
- Loans associated entities	222	17	5	253	497	7.6%
- Loans secured	22	5,249	2,869	1,034	9,174	6.4%
- Loans unsecured	15	208	6	-	229	11.6%
- Convertible notes	-	-	69	17	86	7.8%
- Debt unit trusts	2,000	-	-	-	2,000	-
Total financial assets	81,910	22,728	10,769	33,746	149,153	
Other assets					24,212	
Total assets per statement of financial position					173,365	
Financial liabilities						
Accounts payable	4,364	-	-	-	4,364	-
Borrowings						
- Bank overdrafts	-	50	-	-	50	5.1%
- Bank loans	392	851	261	-	1,504	6.0%
- Bonds and notes	-	4,236	600	1,460	6,296	5.4%
- Deposits	4	2,033	70	-	2,107	5.2%
- Other loans	22	35	91	557	705	7.4%
- Lease liability	-	-	6	-	6	7.5%
Subordinated debt						
- 6.875% Subordinated Guaranteed Bonds	-	-	-	367	367	7.0%
- 7.125% Subordinated Guaranteed Step-up Bonds	-	-	-	468	468	7.3%
- AMP Income Securities	-	1,240	-	-	1,240	6.9%
- 9.625% Undated Subordinated Guaranteed Bonds	-	-	369	-	369	9.6%
- Subordinated Floating Rate Note	-	100	-	-	100	5.7%
Total financial liabilities	4,782	8,545	1,397	2,852	17,576	
Other liabilities					138,472	
Total liabilities per statement of financial position					156,048	
Interest rate swaps[3]		(2,171)	1,161	1,010		

Note:

(1) The weighted average effective interest rates are calculated on the interest-bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancilliary costs.

(2) Interest-bearing securities may be traded before their contractual or maturity dates.

(3) Notional principal amounts. The impact of the swaps has been incorporated into the effective interest rates.

26. FINANCIAL INSTRUMENTS (cont)

31 December 2000	Non-interest-bearing A$million	Interest-bearing Contractual repricing or maturity date (whichever is earlier) A$million 1 year or less	1 to 5 years	More than 5 years	Total carrying amount A$million	Weighted average effective interest rate[1]
Financial assets						
Cash at bank and on deposit	-	5,960	-	-	5,960	5.3%
Outstanding premiums	836	-	-	-	836	-
Receivables	5,924	-	-	-	5,924	-
Equity securities	75,648	-	-	-	75,648	-
Debt securities						
- Interest-bearing securities(2)	-	12,828	6,553	31,021	50,402	5.2%
- Loans associated entities	-	-	-	587	587	8.4%
- Loans secured	-	4,369	2,972	1,205	8,546	5.8%
- Loans unsecured	-	239	226	179	644	7.3%
- Convertible notes	-	80	59	6	145	7.6%
- Debt unit trusts	1,773	-	-	-	1,773	-
Total financial assets	84,181	23,476	9,810	32,998	150,465	
Other assets					26,682	
Total assets per statement of financial position					177,147	
Financial liabilities						
Accounts payable	3,546	-	-	-	3,546	-
Borrowings						
- Bank overdrafts	-	223	-	-	223	6.0%
- Bank loans	-	928	395	582	1,905	6.5%
- Bonds and notes	-	3,777	1,142	1,381	6,300	6.4%
- Deposits		1,631	44	-	1,675	5.3%
- Other loans		114	381	373	868	6.3%
- Lease liability	-	4	4	-	8	7.5%
Subordinated debt						
- 6.875% Subordinated Guaranteed Bonds	-	-	-	346	346	7.0%
- 7.125% Subordinated Guaranteed Step-up Bonds	-	-	-	442	442	7.3%
- AMP Income Securities	-	1,240	-	-	1,240	7.6%
- 9.625% Undated Subordinated Guaranteed Bonds		-	-	350	350	9.6%
- Subordinated Floating Rate Note	-	100	-	-	100	6.0%
Total financial liabilities	3,546	8,017	1,966	3,474	17,003	
Other liabilities					143,221	
Total liabilities per statement of financial position					160,224	
Interest rate swaps[3]		(2,070)	1,115	955		

Note:

(1) The weighted average effective interest rates are calculated on the interest-bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancilliary costs.

(2) Interest-bearing securities may be traded before their contractual or maturity dates.

(3) Notional principal amounts. The impact of the swaps has been incorporated into the effective interest rates.

Notes to the financial statements (cont)

for the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS (cont)

(b) Net fair values

The aggregate carrying amount of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, approximate their net fair values except for the following:

	Total carrying amount as per the statement of financial position		Aggregate net fair value	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Financial assets				
Loans - secured	**9,174**	8,546	**9,241**	8,491
Total financial assets	**9,174**	8,546	**9,241**	8,491
Financial liabilities				
AMP Income Securities	**1,240**	1,240	**1,130**	1,135
Bonds and notes	**6,296**	6,300	**6,148**	6,164
6.875% Subordinated Guaranteed Bonds	**367**	346	**383**	370
7.125% Subordinated Guaranteed Step-up Bonds	**468**	442	**495**	465
9.625% Undated Subordinated Guaranteed Bonds	**369**	350	**417**	393
Other	**100**	100	**104**	105
Total financial liabilities	**8,840**	8,778	**8,677**	8,632

	Aggregate face value		Aggregate net fair value	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Off-balance sheet items				
Interest rate derivatives	**9,264**	4,354	**(181)**	(86)
Forward foreign exchange contracts	**3,945**	663	**(12)**	1
Total off-balance sheet items	**13,209**	5,017	**(193)**	(85)

26. FINANCIAL INSTRUMENTS (cont)

The net fair value estimates for financial assets and liabilities of the Group are based on the following methodologies and assumptions:

On-balance sheet

Cash at bank and on deposit

The carrying value of Cash at bank and on deposit approximate their net fair value as they are short term in nature. Details of balances comprising cash at bank and on deposit and valuation methods applied are outlined in Note 1(e).

Receivables

Receivables comprise balances carried at nominal amounts due, less any provision for impairment or receivables integral to the general insurance or life insurance operations of the Group which are either discounted to their present value or reported at their market value. In each case the carrying values approximate their net fair value. Further details in relation to the valuation methods adopted are outlined in Note 1(f).

Equity securities

Equity securities, the majority of which are listed are market value, are based either on their quoted market prices or Directors' valuations. In each case their carrying values approximate their net fair value. Further details in relation to the valuation methods applied are outlined in Note 1(g).

Debt securities – loans secured

The net fair value of loans secured are calculated by utilising a discounted cash flow model (the net present value of the future principal and interest cash flows), based on the maturity of the loans. As loans secured are unlisted the discount rates applied are based on the yield curve appropriate to the remaining term of the loans.

Loans secured may be carried in excess of fair value due to fluctuations in interest rates on fixed rate loans. As the fluctuations in fair value do not represent a permanent diminution and the carrying amount of the loans are recorded at recoverable amount after assessing the required impairment provision, it is not appropriate to restate their carrying amount.

Debt securities – other

Other Debt securities include interest-bearing securities, unsecured loans, loans to associated entities, convertible notes or debt securities held through unit trusts. Most of these assets are held in life funds and are market valued. Details of valuation methods are outlined in Note 1(g).

Accounts payable

Accounts payable comprises trade creditors, policies in the process of settlement and other creditors. Accounts payable are carried at nominal amounts due. The carrying value of accounts payable approximate their net fair value.

Borrowings

Borrowings comprise domestic commercial paper and various floating rate and medium term notes. Their net fair value is estimated by discounting their cash flows at market fair value rates appropriate for their respective maturity. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Subordinated debt

Subordinated debt for the Group comprises various subordinated guaranteed bonds, and AMP income securities. As these instruments are listed securities their fair value is determined with reference to their actual quoted market prices at balance date. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Off-balance sheet

Interest rate swap agreements

The net fair value of interest rate swap agreements is determined as the difference in present value of the future interest cash flows. This is the estimated amount which the Group would receive or pay to terminate the contracts at the reporting date. The discount rates applied were based on quoted market prices.

Forward foreign exchange contracts

The net fair value of forward foreign exchange contracts is determined as the gain or loss, at balance date, by applying the closing quoted market spot rate. This is the estimated amount which the Group would receive or pay to terminate the contracts at the reporting date.

(c) Credit risk exposures

The maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

At balance date, AMP had no specific concentration of credit risk with a single counterparty arising from the use of financial instruments other than the normal clearing house exposures associated with dealings through recognised exchanges.

The counterparties to off-exchange contracts are limited to companies with strong credit ratings. The credit risks associated with these counterparties are assessed under the same management policies as applied to direct investments in AMP's portfolio.

Notes to the financial statements (cont)

for the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS (cont)

(d) Derivative financial instruments

Derivative transactions undertaken by life insurance controlled entities as part of life insurance operations

The Group uses derivative financial instruments as a means of hedging against the impact of market movements on the value of assets in the portfolio and as a means of effecting a change in the asset mix of the portfolio so as to reduce and eliminate risks. AMP's policy is to trade in derivatives only to hedge existing financial market risk and not for the purpose of speculation.

In respect of the risks associated with the use of derivative financial instruments, price risk is controlled through the setting of exposure limits which are subject to detailed monitoring and review. Foreign exchange hedges are monitored on a regular basis to ensure they are effective in the reduction of price risk. The monitoring and review procedures are performed independently of the dealing function.

All derivatives including financial futures, forward foreign exchange contracts, interest rate swaps, exchange traded and other options and forward rate agreements are recognised, recorded at market value and included in the investment asset category being hedged. The weighted average effective interest rate of each interest-bearing investment asset incorporates the effective interest rate of all instruments including derivatives in the asset class.

Derivative transactions undertaken by non-life insurance controlled entities

The principle of using derivative financial instruments for hedging in AMP Treasury and Banking operations is to minimise financial risk from movements in interest rates and foreign exchange rates. To achieve this objective, a combination of derivatives including swaps, futures, forwards and options in the interest rate and foreign exchange markets may be used.

Swaps

A swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

Forward contracts

A forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

Futures contracts

A futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures are exchange traded.

Options

An option contract gives the option holder the right, but not the obligation, to buy or sell a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date. The writer of the option contract is obliged to perform if the holder exercises the right contained therein.

(e) Securitisation

During the year mortgages totalling $1,265 million were sold into a securitisation vehicle. At 31 December 2001, AMP has outstanding securitised assets amounting to $1,233 million after allowing for amortisation of the initial assets securitised.

The securities issued by the securitisation programs do not represent deposits or other liabilities of the Group. The Group does not in any way stand behind the capital value and/or performance of the securities or the assets of the program except to the limited extent provided in the transaction documents for the program through the provision of arm's length services and facilities as outlined in Note 1(cc). The Group does not guarantee the payment of interest or the repayment of principal due on the securities. The Group is not obliged to support anylosses that may be suffered by the investors and does not intend to provide such support. The Group has no right to repurchase any of the securitised loans and no obligation to do so.

(f) Terms, conditions and accounting policies

The accounting policies and terms and conditions for each class of financial asset and financial liability at the balance date, are outlined in Note 1. Further details in relation to the terms and conditions of financial instruments are also provided in Note 16 in relation to subordinated debt and Note 25 in relation to cash, deposits and financing arrangements.

26. FINANCIAL INSTRUMENTS (cont)

Terms and conditions relating to borrowings are outlined following:

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Bonds and notes				
A$50m Floating Rate Notes (at 3 month BBSW+0.13% maturing March 2001)	-	50	-	-
A$200m Medium Term Notes (at weighted average rate of 4.75% maturing in November 2003)	**200**	-	-	-
A$400m Medium Term Notes (at weighted average rate of 5% maturing in November 2001)	-	396	-	-
A$400m Medium Term Notes (at weighted average rate of 5.5% maturing in April 2004)	**400**	200	-	-
DEM1bn Euro Medium Term Note (at 4.875% maturing November 2008)	**1,010**	955	-	-
Domestic Commercial Paper (at various rates maturing in less than 1 year)	**228**	254	-	-
Euro Commercial Paper (various short term discounted securities issued with a maturity of less than 1 year)	**1,865**	1,273	-	-
Floating Rate Notes (at 6 month LIBOR- 1% maturing March 2006)	**33**	-	-	-
GBP40m Floating Rate Note (at 3 month LIBOR+0.3% maturing November 2003)	**114**	107	-	-
GBP60m Floating Rate Notes (at 3 month LIBOR+0.22% maturing June 2002)	**171**	161	-	-
GBP100m Eurobond (at 11.5% maturing December 2004)	-	269	-	-
GBP160m Euro Medium Term Note (at 6.375% maturing November 2010)	**450**	426	-	-
Henderson Floating Rate Notes due 2004	**5**	49	-	-
Medium Term Notes (at various rates maturing in less than 1 year)	-	145	-	-
Negotiable Certificates of Deposit (at various rates maturing in less than 1 year, predominantly 1-3 months)	**1,444**	1,659	-	-
USD200m Floating Rate Notes (at 3 month LIBOR+0.25% maturing June 2003)	**376**	356	-	-
Total bonds and notes	**6,296**	6,300	-	-

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS

Companies **Name of company**	***Country of*** **incorporation**	**Share type**	**Ref**	***% Holdings*** **2001**	**2000**
1 York Street Holdings Pty Limited	Australia	Ord		**100**	100
145 Old Pittwater Road Pty Limited	Australia	Ord		**100**	100
255 George Street Investment A Pty Limited	Australia	Ord		**100**	100
255 George Street Investment B Pty Limited	Australia	Ord		**100**	100
345 Nominees Pty Limited	Australia	Ord		**100**	100
500 Collins Street Pty Limited	Australia	Ord A,B,C		**100**	100
A and B Properties Pty Limited	Australia	Ord		**100**	100
A.C.N. 063 600 260 Pty Limited	Australia	Ord		**100**	100
A.C.N. 086 091 643 Pty Limited	Australia	Ord		**100**	100
A.C.N. 086 091 689 Pty Limited	Australia	Ord		**100**	100
AASM Pty Limited	Australia	Ord		**100**	100
Abbey Capital Properties (NSW) Pty Limited	Australia	Ord		**100**	100
Abbey Capital Real Estate Pty Limited	Australia	Ord		**100**	100
AG Australia Holdings Limited [formerly GIO Australia Holdings Limited]	Australia	Ord		**100**	100
AG Life Limited [formerly GIO Life Limited]	Australia	Ord		**100**	100
Akimbo Nominees Limited	Hong Kong	Ord	2	**100**	-
Alaska Fibre Star, LLC	Alaska	None	4	**-**	90
Alaska Northstar Communications, LLC	USA	None	4	**-**	90
Albert Street Properties Limited	NZ	Ord		**100**	100
Alcobendas Entrust Limited	UK	Ord		**100**	100
Allmarg Corporation Limited	NZ	Ord, Pref	2	**100**	-
AMP (Bermuda) Limited	Bermuda	Ord, Pref		**100**	100
AMP (Buchanan Galleries) Limited	UK	Ord		**100**	100
AMP (Moor House) Limited	UK	Ord		**100**	100
AMP (NPI) Finance Limited	UK	Ord, Pref		**100**	100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		**100**	100
AMP (NPI) Payments Limited	UK	Ord		**100**	100
AMP (UK) Finance Services Plc	UK	Ord		**100**	100
AMP (UK) Financial Planning Limited	UK	Ord	2	**100**	-
AMP (UK) Financial Services Limited [formerly NPI Financial Services Limited]	UK	Ord		**100**	100
AMP (UK) Investment Services 2 Limited	UK	Ord	2	**100**	-
AMP (UK) Investment Services Limited	UK	Ord	2	**100**	-
AMP (UK) PGI Limited [formerly Pearl General Insurance Company Limited]	UK	Ord		**100**	100
AMP (UK) Plc	UK	Ord, Pref A,B		**100**	100
AMP (UK) Services Limited	UK	Ord		**100**	100
AMP (US) Holdings Co.	USA	Ord		**100**	100
AMP Annuities Limited [formerly GIO Annuities Limited]	Australia	Ord		**100**	100
AMP ASAL Pty Ltd	Australia	Ord	2	**100**	-
AMP Asset Management Holdings Limited	Australia	Ord		**100**	100
AMP Asset Management Limited	UK	Ord		**100**	100
AMP Australia Nominees Pty Limited [formerly GIO Nominees Pty Limited]	Australia	Ord	3	**100**	100
AMP Australian Real Estate Holdings Pty Limited	Australia	Ord		**100**	100
AMP Bank Limited	Australia	Ord		**100**	100
AMP Bayswater Coal Pty Limited	Australia	Ord		**100**	100

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
AMP Buchanan Plc	UK	Ord		**100**	100
AMP Capital Holdings Limited	NZ	Ord A,B		**100**	90
AMP Capital Investments Limited	NZ	Ord, Pref		**90**	90
AMP Capital Investments No. 11 Limited	NZ	Ord A,B	2	**90**	-
AMP Capital Investments No. 10 Limited	NZ	Ord		**90**	100
AMP Capital Investments No. 2 Limited	NZ	Ord A,B		**100**	90
AMP Capital Investments No. 3 Limited	NZ	Ord A,B		**100**	100
AMP Capital Investments No. 4 Limited	NZ	Ord A,B		**100**	90
AMP Capital Investments No. 5 Limited	NZ	Ord A,B, Pref		**100**	90
AMP Capital Investments No. 6 Limited	NZ	Ord A,B, Pref	1	**-**	90
AMP Capital Investments No. 7 Limited	NZ	Ord A,B		**100**	90
AMP Capital Investments No. 8 Limited	NZ	Ord		**90**	100
AMP Capital Investments No. 9 Limited	NZ	Ord		**90**	100
AMP Chile Holdings Limitada	Chile	Stock		**100**	100
AMP Commercial Property Management Pty Limited	Australia	Ord	2	**100**	-
AMP Consulting Pty Limited	Australia	Ord		**100**	100
AMP Custodial Investments No. 1 Limited	NZ	Ord		**90**	100
AMP Custodian Services (NZ) Limited	NZ	Ord		**100**	100
AMP Finance Limited [formerly GIO Finance Limited]	Australia	Ord		**100**	100
AMP Finance Services Limited	Australia	Ord		**100**	100
AMP Financial Investment Group Holdings Limited	Australia	Ord		**100**	100
AMP Financial Planning Pty Limited	Australia	Ord		**100**	100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord	2	**100**	-
AMP Financial Services Holdings Limited	Australia	Ord		**100**	100
AMP General Insurance Holdings Limited	Australia	Ord		**100**	100
AMP General Insurance Limited	Australia	Ord		**100**	100
AMP GI Distribution Pty Limited	Australia	Ord	2	**100**	-
AMP Global Property Investments Pty Limited	Australia	Ord		**100**	100
AMP Group Finance Services Limited	Australia	Ord		**100**	100
AMP Group Holdings Limited	Australia	Ord		**100**	100
AMP Group Services Limited	Australia	Ord		**100**	100
AMP Guardians Pty Limited [formerly GIO Guardians Pty Limited]	Australia	Ord		**100**	100
AMP Henderson Asset Management Limited [formerly GIO Asset Management Limited]	Australia	Ord		**100**	100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		**100**	100
AMP Henderson Global Investors Limitada [formerly AMP Investments Chile Limitada]	Chile	Ord		**100**	100
AMP Henderson Global Investors Limited	Australia	Ord		**100**	100
AMP Henderson Property Nominees Ltd [formerly Schroders Australia Property Nominees Limited]	Australia	Ord		**100**	100
AMP Holdings Limited	Australia	Ord A,B, Pref B		**100**	100
AMP IFA Holdings Limited	Australia	Ord A,B		**100**	100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		**100**	100
AMP Insurances Limited	Hong Kong	Ord	1	**-**	100
AMP Interactive Investor Limited	UK	Ord	2	**100**	-
AMP International (Holdings) S.A.	Luxembourg	Ord		**100**	100
AMP International and Technology Ventures Limited	UK	Ord	2	**100**	-
AMP International Holdings Limited	UK	Ord	2	**100**	-

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	2000
AMP International Management Services S.A.	Luxembourg	Ord		**100**	100
AMP Invest Plc	UK	Ord A,B		**100**	100
AMP Investment Management (NZ) Limited	NZ	Ord		**100**	100
AMP Investment Services No. 2 Pty Limited	Australia	Ord		**100**	100
AMP Investment Services Pty Limited	Australia	Ord		**100**	100
AMP Japan Co. Limited [formerly AMP Japan KK]	Japan	Ord		**100**	100
AMP Life Limited	Australia	Ord		**100**	100
AMP Life Limited (UK)	UK	Ord		**100**	100
AMP Medallist Investor, Inc	USA	Stock	3	**100**	100
AMP Nominees Limited	UK	Ord		**100**	100
AMP Overseas Investments (NZ) Limited	NZ	Ord		**100**	100
AMP Personal Investment Services Limited [formerly GIO Personal Investment Services Limited]	Australia	Ord		**100**	100
AMP Plus Limited [formerly GIO Fund Managers Limited]	Australia	Ord		**100**	100
AMP Portfolio Managers Limited [formerly NPI Portfolio Managers Limited]	UK	Ord	3	**100**	100
AMP Private Capital Limited	UK	Ord		**100**	100
AMP Private Capital New Zealand Limited	NZ	Ord	2	**100**	-
AMP Private Capital No. 2 Pty Limited	Australia	Ord		**100**	100
AMP Private Capital NZ Fund Limited	NZ	Ord		**100**	100
AMP Private Capital NZ Holdings Limited	NZ	Ord		**100**	100
AMP Private Capital Pty Limited	Australia	Ord		**100**	100
AMP Private Investments Pty Limited	Australia	Ord		**100**	100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		**100**	100
AMP Real Estate Pty Limited	Australia	Ord		**100**	100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		**100**	100
AMP Securities Co. Limited	Japan	Ord	2	**100**	-
AMP Service Software Development (NZ) Limited	NZ	Ord		**100**	100
AMP Services (NZ) Limited	NZ	Ord		**100**	100
AMP Services Holdings Limited	Australia	Ord		**100**	100
AMP Services Limited	Australia	Ord		**100**	100
AMP Shopping Centres Pty Limited	Australia	Ord		**100**	100
AMP Society Pty Limited	Australia	Ord		**100**	100
AMP Superannuation (NZ) Limited	NZ	Ord		**100**	100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		**100**	100
AMP Superannuation Limited	Australia	Ord		**100**	100
AMP Technology Ventures Limited	UK	Ord		**100**	100
AMP Virgin Holdings Limited	UK	Ord		**100**	100
AMP Workers' Compensation Services (NSW) Limited	Australia	Ord		**100**	100
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord		**100**	100
AMP/Ergo Mortgage and Savings Limited	NZ	Ord		**100**	100
AMPG (1992) Limited	Australia	Ord		**100**	100
Ample Investment Limited [formerly Henderson Group Limited]	UK	Ord		**100**	100
Australian Administration Services Pty Limited	Australia	Ord	1	**-**	100
Australian Mutual Provident Society Pty Limited	Australia	Ord		**100**	100
Australian Securities Administration Limited [formerly AMP Personal Investments Limited]	Australia	Ord		**100**	100
Balclutha Holdings Limited	NZ	Ord	2	**78**	-

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
Basil Investments Limited	UK	Ord A, Pref B		**100**	100
Bolfend Pty. Limited	Australia	Ord		**100**	100
Carillon Avenue Pty Limited	Australia	Ord	2	**100**	-
Cathjoh Holdings Pty Limited	Australia	Ord	1	**-**	90
Celbella Pty Limited	Australia	Ord		**100**	100
Charter Sense Investments Limited	Hong Kong	Ord	2	**100**	-
Cinema Entrust Limited	UK	Ord		**100**	100
Cliffpath Pty Limited	Australia	Ord		**100**	100
Cloud Investments Limited	NZ	Ord		**100**	100
Cobalt Runoff Services Limited	Australia	Ord	2	**100**	-
Cogent Investment Operations Ireland Limited	Ireland	Ord		**100**	100
Cogent Investment Operations Jersey Limited [formerly TR Development Capital Management Limited]	Jersey	Ord		**100**	100
Cogent Investment Operations Limited [formerly Henderson Investment Services Limited]	UK	Ord		**100**	100
Cogent Investment Operations Luxembourg SA [formerly Henderson International Luxembourg SA]	Luxembourg	Ord		**100**	100
Cogent Investment Operations Pty Limited	Australia	Ord		**100**	100
Cogent Nominees (NZ) Limited	NZ	Ord	2	**100**	-
Cogent Nominees Pty Limited	Australia	Ord		**100**	100
Cogent Operations Limited	UK	Ord		**100**	100
Cogent Pensions Administration Limited [formerly Henderson Korean Investors Limited]	UK	Ord		**100**	100
Cogent Secretarial Services Limited	UK	Ord		**100**	100
Cogent Securities Pty Limited	Australia	Ord		**100**	100
Collins Place No. 2 Pty Limited	Australia	Ord		**100**	100
Collins Place Pty Limited	Australia	Ord		**100**	100
Comercial Inversora Aljarafe Sevilla, S.L.	Spain	Ord	1	**-**	100
Comercial Inversora Manregalery, S.L.	Spain	Ord	1	**-**	100
Comercial Inversora Tarragalery, S.L.	Spain	Ord	1	**-**	100
Commercial Investment Aljarafe Sevilla (No. 1) S.a r.L.	Luxembourg	Ord	1	**-**	100
Commercial Investment Aljarafe Sevilla, S.a.r.L.	Luxembourg	Ord	1	**-**	100
Commercial Investment Gallarate (No. 1) S.a.r.L	Luxembourg	Ord	1	**-**	100
Commercial Investment Gallarate S.a.r.L	Luxembourg	Ord	1	**-**	100
Commercial Investment Manregalery (No. 1) S.a r.L.	Luxembourg	Ord	1	**-**	100
Commercial Investment Manregalerya, S.a.r.L.	Luxembourg	Ord	1	**-**	100
Commercial Investment San Guiliano (No. 1) S.a.r.L	Luxembourg	Ord	1	**-**	100
Commercial Investment San Guiliano S.a.r.L	Luxembourg	Ord	1	**-**	100
Commercial Investment Tarragalery, S.a.r.L.	Luxembourg	Ord	1	**-**	100
Commercial Investment Terragalery (No. 1) S.a r.L.	Luxembourg	Ord	1	**-**	100
Compania Contractual Minera Equatorial Resources	Chile	Ord		**95**	95
Compania Contractual Minera Leonor	Chile	Ord A,B		**95**	95
Compania Contractual Minera Los Andes	Chile	Ord	1	**-**	51
Compania Contractual Minera Pabellon	Chile	Ord		**51**	51
Culinary Air Limited	NZ	Ord		**100**	100
DTB Nominees Pty Limited	Australia	Ord		**100**	100
Eagle Towers Pty Limited	Australia	Ord		**100**	100

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
ELOANNZ.CO.NZ LIMITED	NZ	Ord	2	**100**	-
Equatorial Mineral Park, Inc	USA	Ord		**100**	95
Equatorial Mining Limited	Australia	Ord		**95**	95
Equatorial Mining North America, Inc	USA	Ord, Pref		**95**	95
Equatorial Nova Scotia Corp.	Canada	Ord	2	**100**	-
Equatorial Resources Limited	Bermuda	Ord, Pref		**95**	95
Equatorial Tonopah, Inc	USA	Ord		**95**	95
Equatorial Treasure Limited	Bermuda	Ord		**95**	95
Equitorial Zonia, Inc	USA	Ord		**94**	94
ERGO Personal Financial Services Limited	NZ	Ord		**100**	100
Finance Services Distribution Limited	NZ	Ord		**100**	100
Forms Investment Limited	NZ	Ord		**100**	100
Frozen Foods Investment Limited	NZ	Ord		**100**	100
Genlis Pty Limited	Australia	Ord		**100**	100
GIO Australia Limited	Australia	Ord	1	**-**	100
GIO Building Society Limited	Australia	Fixed	3	**100**	100
GIO General Limited	Australia	Ord, Pref A,B	1	**-**	100
GIO General New Zealand Limited	NZ	Ord	1	**-**	100
GIO Insurance Investment Holdings A Pty Limited [formerly AMP Insurance Investment Holdings A Pty Limited]	Australia	Ord A,B	1	**-**	100
GIO New Zealand Holdings Limited	NZ	Ord, Pref A,B		**100**	100
GIO Superannuation Guardian Pty Limited	Australia	Ord	1	**-**	100
GIO Technical Services Pty Limited	Australia	Ord	1	**-**	100
GIO Workers' Compensation (NSW) Limited	Australia	Ord	1	**-**	100
GIO Workers' Compensation (SA) Limited	Australia	Ord	1	**-**	100
GIO Workers' Compensation (VIC) Limited	Australia	Ord, Red Pref	1	**-**	100
Gordian Mortgage Insurance Limited [formerly GIO Mortgage Insurance Limited]	Australia	Ord		**100**	100
Gordian RunOff (UK) Limited [formerly GIO (UK) Limited]	UK	Ord		**100**	100
Gordian RunOff Limited [formerly GIO Insurance Limited]	Australia	Ord, Pref A,B,C,D		**100**	100
GRW Corporate Pty Limited	Australia	Ord	1	**-**	100
GRW Group Property Services Pty Limited	Australia	Ord	1	**-**	100
GRW Group Pty Limited	Australia	Ord	1	**-**	100
GRW Property Limited	Australia	Ord	1	**-**	100
Guthrie Herrington & Co Limited	UK	Ord	2	**100**	-
Henderson (Bull Ring) Limited	UK	Ord		**100**	100
Henderson (Covent Garden) Limited	UK	Ord	2	**100**	-
Henderson (Martineau Phase 1) Limited	UK	Ord		**100**	100
Henderson (Martineau Phase 2) Limited	UK	Ord		**100**	100
Henderson (Moor House) Limited	UK	Ord	2	**100**	-
Henderson Administration Services Limited [formerly Henderson International Limited]	UK	Ord		**100**	100
Henderson Administration (Guernsey) Limited	Guernsey	Ord		**100**	100
Henderson Administration Group Limited	UK	Ord		**100**	100
Henderson Administration International Holdings Limited	UK	Ord, Pref		**100**	100
Henderson Administration Limited	UK	Ord		**100**	100
Henderson BR Birmingham Limited	UK	Ord	3	**100**	100
Henderson Equity Partners Limited	UK	Ord		**100**	100

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	% Holdings 2000
Henderson Fund Management Plc	UK	Ord		**100**	100
Henderson Fund Management Stakeholder GP Limited	UK	Ord	2	**100**	-
Henderson Global Investors (Holdings) Plc	UK	Ord		**100**	100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord		**100**	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		**100**	100
Henderson Global Investors BV	Netherlands	Ord		**100**	100
Henderson Global Investors Equity Planning	USA	Stock		**100**	100
Henderson Global Investors Japan KK	Japan	Ord	3	**100**	100
Henderson Global Investors Jersey Limited	Jersey	Ord		**100**	100
Henderson Global Investors Limited	UK	Ord		**100**	100
Henderson Global Investors North America Inc	USA	Ord		**100**	100
Henderson Global Investors Singapore Limited	Singapore	Ord		**100**	100
Henderson Global Investors Stakeholder GP Limited	UK	Ord	2	**100**	-
Henderson Independent Fund Management SA	Luxembourg	Ord		**100**	100
Henderson International Inc	USA	Ord		**100**	100
Henderson Invest Limited	UK	Ord	2	**100**	-
Henderson Investment Funds Limited	UK	Ord		**100**	100
Henderson Investment Management Limited	UK	Ord		**100**	100
Henderson Investors Limited	UK	Ord		**100**	100
Henderson Management SA	Luxembourg	Ord		**100**	100
Henderson MG Birmingham Limited	UK	Ord	3	**100**	100
Henderson MP Birmingham Limited	UK	Ord		**100**	100
Henderson Nominees Limited	UK	Ord		**100**	100
Henderson North American Partners	USA	Ord	3	**100**	100
Henderson Premier Greenford Limited	UK	Ord		**100**	100
Henderson Private Capital (GP) Limited	Scotland	Ord	2	**100**	-
Henderson Private Capital Limited	UK	Ord		**100**	100
Henderson Property Management (Jersey) Limited	Jersey	Ord	3	**100**	100
Henderson Real Estate Strategy Limited	UK	Ord	1	**-**	100
Henderson Secretarial Services Limited	UK	Ord		**100**	100
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		**100**	100
Henderson Trust Company Limited	Jersey	Ord		**100**	100
Hillross Financial Services Pty Limited	Australia	Ord		**100**	100
INSSA Pty Limited	Australia	Ord		**100**	100
Interactive Investor (Overseas) Limited	UK	Ord	2	**100**	-
Interactive Investor International (SA)	South Africa	Ord	2, 3	**100**	-
Interactive Investor Limited	UK	Ord	2	**100**	-
Interactive Investor Solutions Limited	UK	Ord	2	**100**	-
Interactive Investor Trading Limited	UK	Ord	2	**100**	-
Interactive Markets Limited	UK	Ord	2	**100**	-
Inversiones Mineras Los Andes Limitada [formerly Inversiones Mineras Los Andes SA]	Chile	Ord		**51**	51
Investimenti Commerciali Gallarate, S.R.L.	Italy	Ord	1	**-**	100
Investimenti Commerciali San Giluliano, S.R.L.	Italy	Ord	1	**-**	100
Investment Services Nominees Pty Limited	Australia	Ord		**100**	100
JAMPS (Bermuda) Limited	Bermuda	Ord		**70**	70
Jetcloud Pty Limited	Australia	Ord		**70**	70

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
Johcath Holdings Pty Limited	Australia	Ord	1	-	100
Kadella Park Pty Limited	Australia	Ord		**100**	100
Kent Street Pty Limited	Australia	Ord		**100**	100
KMH Holdings Pty Limited	Australia	Pref		**100**	100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		**100**	100
Leonor Mine Development Limited	Cyprus	Ord		**100**	95
London Life (Four Pools) Limited	UK	Ord		**100**	100
London Life (Hambridge) Limited [formerly London Life (Kings Road) Limited]	UK	Ord	2	**100**	100
London Life (High Road, Whetstone) Limited	UK	Ord		**100**	100
London Life (Kings Road) Limited [formerly London Life (20-21 Leicester Square) Limited]	UK	Ord		100	100
London Life (Lochside Court) Limited	UK	Ord		**100**	100
London Life (Marsh Barton) Limited	UK	Ord		**100**	100
London Life (Oldham Broadway) Limited	UK	Ord		**100**	100
London Life (Oxford SP) Limited	UK	Ord	2	**100**	-
London Life (Picketts Lock) Limited	UK	Ord		**100**	100
London Life (Rivergate) Limited	UK	Ord		**100**	100
London Life (Solihull) Limited	UK	Ord	2	**100**	-
London Life (Union Park) Limited	UK	Ord		**100**	100
London Life (Wharf) Limited	UK	Ord		**100**	100
London Life (Wincheap) Limited	UK	Ord		**100**	100
London Life Association Limited	UK	None		**100**	100
London Life Grosvenor Crescent Limited	UK	Ord		**100**	100
London Life Group Services Limited	UK	Ord		**100**	100
London Life Holdings Limited [formerly AMP (UK) Holdings Limited]	UK	Ord		**100**	100
London Life Limited	UK	Ord		**100**	100
London Life Linked Assurances Limited	UK	Ord		**100**	100
London Life Staff Superannuation Scheme Trustee Limited	UK	Ord	1	-	100
London Life Trustees Limited	UK	Ord		**100**	100
Lonsdale Management Pty Limited	Australia	Ord		**100**	100
Marina Entrust Limited	UK	Ord		**100**	100
Maritime Insurance Agency (NZ) Pty Limited	NZ	Ord		**100**	100
Maritime Insurance Agency Pty Limited	Australia	Ord		**100**	100
Medallist AMP Golf Holding Pty Limited	Australia	Ord		**80**	80
Mermaid Nominees Limited	UK	Ord		**100**	100
Merson (Qld) Pty Limited	Australia	Ord		**100**	100
Merson Property Pty Limited	Australia	Ord, Pref		**100**	100
Michie European Holdings BV - Amsterdam	Netherlands	Ord		**100**	100
Mowla Pty Limited	Australia	Ord		**100**	100
Muirfield Properties Pty Limited	Australia	Ord		**100**	100
Narrawa Pty Limited	Australia	Ord		**100**	100
National Provident Institution	UK	None		**100**	100
National Provident Life Limited	UK	Ord		**100**	100
New London Properties Limited	UK	Ord, Pref		**100**	100
Nexis Proprietary Limited	Australia	Ord	1	-	100

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
NP Life Holdings Limited	UK	Ord		**100**	100
NPI (10 Gt Newport) Limited	UK	Ord		**100**	100
NPI (103 Broad Street) Limited	UK	Ord		**100**	100
NPI (107 Peascod) Limited	UK	Ord		**100**	100
NPI (118 High Street Winchester) Limited	UK	Ord		**100**	100
NPI (12 Eastgate) Limited	UK	Ord		**100**	100
NPI (201 High Street Cheltenham) Limited	UK	Ord		**100**	100
NPI (226 Sauchiehall) Limited	UK	Ord		**100**	100
NPI (31 Cornmarket) Limited	UK	Ord		**100**	100
NPI (3210 Magna Park) Limited	UK	Ord	2	**100**	-
NPI (41 Kingsway) Limited	UK	Ord		**100**	100
NPI (5010 Middlemarch) Limited	UK	Ord	2	**100**	-
NPI (67/68 Long Acre) Limited	UK	Ord		**100**	100
NPI (Acton Lane) Limited	UK	Ord		**100**	100
NPI (Aspen) Limited	UK	Ord	2	**100**	-
NPI (Astec West) Limited	UK	Ord	2	**100**	-
NPI (Barnet) Limited	UK	Ord	2	**100**	-
NPI (Belford) Limited	UK	Ord		**100**	100
NPI (Belvedere) Limited	UK	Ord	1	**-**	100
NPI (Boots Corner) Limited	UK	Ord	1	**-**	100
NPI (Brandon Road) Limited	UK	Ord		**100**	100
NPI (Broadway) Limited	UK	Ord		**100**	100
NPI (Butlers Wharf) Limited	UK	Ord	1	**-**	100
NPI (CBX) Limited	UK	Ord		**100**	100
NPI (Chesford Grange) Limited	UK	Ord		**100**	100
NPI (Chilwell) Limited	UK	Ord	1	**-**	100
NPI (Clarendon Road) Limited	UK	Ord	2	**100**	-
NPI (Corinthian House) Limited	UK	Ord		**100**	100
NPI (County Oak) Limited	UK	Ord		**100**	100
NPI (Cranmer House) Limited	UK	Ord		**100**	100
NPI (Cribbs Causeway) Limited	UK	Ord		**100**	100
NPI (Crossways) Limited	UK	Ord		**100**	100
NPI (Crossweys Guildford) Limited	UK	Ord		**100**	100
NPI (Daten Park) Limited	UK	Ord	1	**-**	100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord		**100**	100
NPI (Fleet) Limited	UK	Ord	2	**100**	-
NPI (Gentleman's Walk) Limited	UK	Ord		**100**	100
NPI (Heathfield Road) Limited	UK	Ord		**100**	100
NPI (Hendon) Limited	UK	Ord		**100**	100
NPI (Holdenhurst Road) Limited	UK	Ord	1	**-**	100
NPI (Hook) Limited	UK	Ord		**100**	100
NPI (Interplex 16) Limited	UK	Ord		**100**	100
NPI (IT, Maidenhead) Limited	UK	Ord		**100**	100
NPI (Kimpton) Limited [formerly NPI (34 Brook Street) Limited]	UK	Ord		**100**	100
NPI (Kings Road Reading) Limited	UK	Ord		**100**	100

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
NPI (Lexicon) Limited	UK	Ord		**100**	100
NPI (Linkmel) Limited	UK	Ord		**100**	100
NPI (Lister Road) Limited	UK	Ord		**100**	100
NPI (Long Acre) Limited	UK	Ord		**100**	100
NPI (Merlin Place) Limited	UK	Ord		**100**	100
NPI (Mile End) Limited	UK	Ord		**100**	100
NPI (Mount Pleasant) Limited	UK	Ord		**100**	100
NPI (Old Jewry) Limited	UK	Ord		**100**	100
NPI (Petty Cury) Limited	UK	Ord		**100**	100
NPI (Phase 20 GBP) Limited	UK	Ord	2	**100**	-
NPI (Phase 21 GBP) Limited	UK	Ord	2	**100**	-
NPI (Phase 9 GBP) Limited	UK	Ord	2	**100**	-
NPI (Piercy House) Limited	UK	Ord	2	**100**	-
NPI (Plough Place) Limited	UK	Ord	1	**-**	100
NPI (Poplar) Limited	UK	Ord		**100**	100
NPI (Princes Road) Limited	UK	Ord		**100**	100
NPI (Printworks) Limited	UK	Ord		**100**	100
NPI (Queen Annes Gate) Limited	UK	Ord		**100**	100
NPI (Ranger House) Limited	UK	Ord		**100**	100
NPI (Riverside) Limited	UK	Ord	2	**100**	-
NPI (Roddis House) Limited	UK	Ord		**100**	100
NPI (Rutland Court) Limited	UK	Ord		**100**	100
NPI (Sitel House) Limited	UK	Ord		**100**	100
NPI (St Catherines) Limited	UK	Ord		**100**	100
NPI (St Johns Wolverhampton) Limited	UK	Ord	2	**100**	-
NPI (St Martins Place) Limited	UK	Ord		**100**	100
NPI (St Vincent Street) Limited	UK	Ord		**100**	100
NPI (Stonecutter Square) Limited	UK	Ord		**100**	100
NPI (Stonecutter, Bristol) No. 1 Limited [formerly NPI (Wellcroft House, Slough) Limited]	UK	Ord		**100**	100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord	2	**100**	-
NPI (Stratford) Limited	UK	Ord		**100**	100
NPI (Taunton) Limited	UK	Ord	1	**-**	100
NPI (Temple Row) Limited	UK	Ord		**100**	100
NPI (Troy Court) Limited	UK	Ord		**100**	100
NPI (Vastern Court) Limited	UK	Ord		**100**	100
NPI (Victoria Square) Limited	UK	Ord		**100**	100
NPI (Westgate) Limited	UK	Ord		**100**	100
NPI Annuities Limited	UK	Ord		**100**	100
NPI Asset Management Limited	UK	Ord		**100**	100
NPI Finance Plc	UK	Ord		**100**	100
NPI International Dublin Limited	UK	Ord		**100**	100
NPI Investment Managers Limited	UK	Ord		**100**	100
NPI Limited	UK	Ord		**100**	100
NPI Managed Properties Limited	UK	Ord		**100**	100
NPI Marlow [formerly NPI (North Row) Limited]	UK	Ord		**100**	100

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
NPI Properties Limited	UK	Ord		**100**	100
NPI Self Invested Personal Pensions Limited	UK	Ord		**100**	100
NPI Trustee Services Limited	UK	Ord		**100**	100
Oyster Holding Company Limited	UK	Ord		**100**	100
Oyster Overseas Limited	UK	Ord		**100**	100
Pacemaker Limited	UK	Ord	2	**100**	-
Palmcord Holdings Pty Limited	Australia	Ord		**100**	100
Parentcraft Pty Limited	Australia	Ord		**51**	51
Pearl (1/9 Friar Lane) Limited	UK	Ord		**100**	100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		**100**	100
Pearl (184/190 Oxford Street) Limited	UK	Ord		**100**	100
Pearl (19-20 New Bond Street) Limited	UK	Ord		**100**	100
Pearl (20/21 Leicester Square) Limited	UK	Ord	1	**-**	100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		**100**	100
Pearl (29/30 Commercial Street) Limited	UK	Ord		**100**	100
Pearl (40 Marsh Wall) Limited	UK	Ord		**100**	100
Pearl (55 Bishopsgate) Limited	UK	Ord		**100**	100
Pearl (75/81 George Street) Limited	UK	Ord	1	**-**	100
Pearl (76/77 Princes Street) Limited	UK	Ord		**100**	100
Pearl (81/103 Kings Road) Limited	UK	Ord	1	**-**	100
Pearl (Alcobendas) Limited	UK	Ord		**100**	100
Pearl (Alder Castle) Limited	UK	Ord	2	**100**	-
Pearl (Bampton Way) Limited	UK	Ord		**100**	100
Pearl (Barwell) Limited	UK	Ord		**100**	100
Pearl (Blythswood Square) Limited	UK	Ord		**100**	100
Pearl (Bridge St) Limited	UK	Ord		**100**	100
Pearl (Brighton Marina 2) Limited	UK	Ord		**100**	100
Pearl (Buchanan Galleries) Limited	UK	Ord		**100**	100
Pearl (Cameron Toll) Limited	UK	Ord	1	**-**	100
Pearl (Carlton Lanes) Limited	UK	Ord	2	**100**	-
Pearl (Castle Street/George Street) Limited	UK	Ord		**100**	100
Pearl (Chiswick House) Limited	UK	Ord		**100**	100
Pearl (Commonwealth House) Limited	UK	Ord		**100**	100
Pearl (Cutlers Court) Limited	UK	Ord		**100**	100
Pearl (Dimensions) Limited	UK	Ord		**100**	100
Pearl (Ellerman House) Limited	UK	Ord		**100**	100
Pearl (Enfield Retail Park) Limited	UK	Ord	1	**-**	100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		**100**	100
Pearl (Farnborough Gate) Limited	UK	Ord		**100**	100
Pearl (Fort Shopping Park) Limited	UK	Ord	1	**-**	100
Pearl (Grand Island) Limited	UK	Ord		**100**	100
Pearl (Great Ancoats) Limited	UK	Ord	1	**-**	100
Pearl (Great Minster East) Limited [formerly Pearl (Newbridge) Limited]	UK	Ord		**100**	100
Pearl (Great Minster North) Limited [formerly Pearl (Great Minster) Limited]	UK	Ord	1	**-**	100
Pearl (High Street, Exeter) Limited	UK	Ord		**100**	100

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
Pearl (High Wycombe) Limited	UK	Ord		**100**	100
Pearl (Highland Landmark III) USA Inc.	USA	Common Stk	2	**100**	-
Pearl (Holbrook House) Limited	UK	Ord		**100**	100
Pearl (Hounds Hill) Limited	UK	Ord		**100**	100
Pearl (Icerenkoy) Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		**100**	100
Pearl (Key West, Slough) Limited	UK	Ord		**100**	100
Pearl (Midway MK) Limited	UK	Ord		**100**	100
Pearl (New Bridge Street West) Limited	UK	Ord		**100**	100
Pearl (New Castle House) Limited	UK	Ord	1	**-**	100
Pearl (Nicholsons Centre) Limited	UK	Ord		**100**	100
Pearl (Orbital Park) Limited	UK	Ord		**100**	100
Pearl (Park Place, Leeds) Limited	UK	Ord		**100**	100
Pearl (Parkway Bridge) Limited	UK	Ord		**100**	100
Pearl (Potteries) Limited	UK	Ord		**100**	100
Pearl (Princes Quay) Limited	UK	Ord		**100**	100
Pearl (Print Works) Limited	UK	Ord		**100**	100
Pearl (Quadrant) Limited	UK	Ord		**100**	100
Pearl (Reading Link) Limited	UK	Ord	1	**-**	100
Pearl (Rockingham House) Limited	UK	Ord		**100**	100
Pearl (Royal Parade, Plymouth) Limited	UK	Ord	1	**-**	100
Pearl (Silwood Park) Limited	UK	Ord	2	**100**	-
Pearl (St Georges St, Canterbury) Limited	UK	Ord		**100**	100
Pearl (Stockingswater Lane) Limited	UK	Ord		**100**	100
Pearl (Stockley Park) Limited	UK	Ord		**100**	100
Pearl (Tavistock Road) Limited	UK	Ord		**100**	100
Pearl (Turkey) Limited	UK	Ord		**100**	100
Pearl (Vere Street) Limited	UK	Ord		**100**	100
Pearl (Waverley House) Limited	UK	Ord		**100**	100
Pearl (Wexham Springs) Limited	UK	Ord		**100**	100
Pearl (Winter's Building) Limited	UK	Ord		**100**	100
Pearl Assurance (Unit Funds) Limited	UK	Ord		**100**	100
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		**100**	100
Pearl Assurance Group Holdings Limited	UK	Ord		**100**	100
Pearl Assurance Plc	UK	Ord A,B		**100**	100
Pearl Developments Limited	UK	Ord		**100**	100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord	2	**100**	-
Pearl Group Limited	UK	Ord A,B,C, Pref		**100**	100
Pearl ISA Limited	UK	Ord		**100**	100
Pearl Trustees Limited	UK	Ord		**100**	100
Pearl Unit Trusts Limited	UK	Ord		**100**	100
Pearlinvest Limited	UK	Ord		**100**	100
Priority One Agency Services Pty Ltd	Australia	Ord		**100**	100
Priority One Financial Services Limited	Australia	Ord		**100**	100
Puddle Dock Nominees Limited	UK	Ord		**100**	100
Quay Asset Management (Asia) Sdn Bhd [formerly GIO Asset Management (Asia) Sdn Bhd]	Malaysia	Ord		**100**	100

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
Quay Mining Pty Limited	Australia	Ord		**100**	100
Real Estate Strategy Limited	UK	Ord, Ord B		**100**	100
Resolve Engineering Pty Limited.	Australia	Ord	1	**-**	100
SADS Pty Limited	Australia	Ord		**100**	100
SAPM Limited	Australia	Ord, Red. Pref		**100**	100
SAPS Limited	Australia	Class A,B		**100**	100
Schroders Australia Management Services (Karrinyup) Service Pty Limited	Australia	Ord		**100**	100
Scrabster Bay Limited	Australia	Ord		**100**	100
Shanghai AMP Nan Pu Property Co Limited	China	Ord	3	**81**	80
Snalie Limited	UK	Ord	2	**100**	-
South Pacific Agricultural Company Pty Limited	Australia	Ord	3	**100**	100
SPF Management Limited	Australia	Ord		**100**	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord A,B	3	**100**	100
TGI Australia Limited	Australia	Ord		**100**	100
TLIM Nominees Limited	UK	Ord	2	**100**	-
TOA Pty Limited	Australia	Ord		**100**	100
Touche Remnant Investment Management Limited	UK	Ord		**100**	100
Touche Remnant Property Co	UK	Ord, Pref		**100**	100
Towry Law (Asia) Asset Management Sdn, Bhd	Malaysia	Ord	2	**65**	-
Towry Law (Asia) Holdings Limited	Cayman Islands	Ord	2	**100**	-
Towry Law (Asia) Hong Kong Limited	Hong Kong	Ord	2	**100**	-
Towry Law (Asia) Limited	Hong Kong	Ord	2	**100**	-
Towry Law (Asia) Nominees Limited	BVI	Ord	2	**100**	-
Towry Law (Asia) Services Limited	Hong Kong	Ord	2	**100**	-
Towry Law (Bevingtons) Limited	UK	Ord	2	**100**	-
Towry Law (SE Asia) Limited	Malaysia	Ord	2	**100**	-
Towry Law Central Services Limited	UK	Ord	2	**100**	-
Towry Law Financial Services Limited	UK	Ord, Pref	2	**100**	-
Towry Law Financial Solutions Limited [formerly Advizas Limited]	UK	Ord	2	**100**	-
Towry Law Fraser Smith Limited	UK	Ord	2	**100**	-
Towry Law Insurance Brokers Limited	UK	Ord	2	**100**	-
Towry Law International (Bermuda) Limited	Bermuda	Ord	2	**100**	-
Towry Law International (Japan) Limited	Japan	Ord	2	**100**	-
Towry Law International (SA) (Pty) Limited	South Africa	Ord	2	**100**	-
Towry Law International Europe NV	Belgium	Ord	2, 3	**100**	-
Towry Law International Limited	Jersey	Ord	2	**100**	-
Towry Law Investment Management Limited	UK	Ord	2	**100**	-
Towry Law Investment Services Limited	UK	Ord	2	**100**	-
Towry Law plc	UK	Ord	2	**100**	-
Towry Law Quest Trustee Limited	UK	Ord	2	**100**	-
Towry Law Trustee Company Limited	UK	Ord	2	**100**	-
TR Development Capital Investments Limited	Jersey	Ord A,B		**50**	100
Valley Beef Company Pty Limited	Australia	Ord	3	**55**	55
VHD Holdings Pty Limited	Australia	Ord		**100**	100
Victoria Avenue Nominees Limited	Australia	Ord		**100**	100

Notes to the financial statements (cont)

for the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Companies Name of company	Country of incorporation	Share type	Ref	% Holdings 2001	 2000
Warringah Mall Holdings Pty Limited	Australia	Ord		**100**	100
Warringah Mall Pty Limited	Australia	Ord		**100**	100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		**100**	100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		**100**	100
WCI Hillsboro, LLC	USA	Ord	1	**-**	100
WCI Holdings Pty Limited [formerly AMP Callide Coal Pty Limited]	Australia	Ord		**100**	100
WCI Cable Inc	USA	Ord	4	**-**	90
World Net Communications Inc	USA	Ord, Pref	4	**-**	90

Note:
(1) Disposed in 2001.
(2) Acquired in 2001.
(3) Not audited by Ernst & Young.
(4) Insolvency proceedings commenced August 2001.

Overseas entities audited by Ernst & Young International firms unless stated otherwise.

Trusts Name of trust	Country of incorporation	Ref	% Holdings 2001	 2000
Active Quant Share Fund	Australia		**14**	13
Active Quant Share Fund (Henderson)	Australia		**83**	-
AMP Henderson International Share Wholesale Trust	Australia		**95**	-
AMP Investments Asia Pacific Airports Fund	Australia		**54**	54
AMP Investments Asia Pacific Power Fund	Australia		**100**	84
AMP Investments Australian Energy Fund	Australia		**82**	82
AMP Investments Australian Pacific Airports Fund	Australia		**54**	54
AMP Investments Infrastructure Debt Fund	Australia		**62**	58
AMP Investments Infrastructure Private Debt Fund No. 2	Australia		**58**	38
AMP Liverpool Trust	Australia		**100**	-
AMP New Zealand Property Fund	NZ		**75**	74
AMP Premium Property Trust (NZ)	NZ		**100**	100
AMP Private Capital Trust No. 4	Australia		**100**	100
AMP Private Capital Trust No. 9	Australia		**100**	100
AMP Shopping Centre Holding Trust	Australia		**100**	100
AMP US Property Trust	Australia		**100**	100
AMPAM Bull Ring Fund	Australia		**100**	100
AMPAM Martineau Fund	Australia		**100**	100
AMPAM Martineau Galleries Fund	Australia		**100**	100
Asian Bond Fund	Australia		**100**	100
Australian Bond Index Fund	Australia		**56**	53
Australian Corporate Bond Fund	Australia		**83**	85
Australian Share Ex AMP Fund	Australia		**76**	68
Australian Share Index fund	Australia		**84**	77

27. GROUP CONTROLLED ENTITY HOLDINGS (cont)

Trusts Name of trust	Country of incorporation	Ref	% Holdings 2001	 2000
Balanced Growth Index Fund	Australia		**100**	-
Bishopsgate Property Trust	Australia		**100**	100
Bourke Place Unit Trust	Australia		**57**	57
Combined Asia Share Fund	Australia		**100**	100
Emerging Market Fixed Interest Fund	Australia		**77**	74
Emerging Market Share Fund	Australia		**85**	86
Enhanced Property Securityies Index Fund	Australia		**91**	-
GIO Property Wholesale Trust	Australia		**73**	-
Global Growth Opportunities Fund	Australia		**78**	84
International Bond Index	Australia		**91**	100
International Bond Index Fund	Australia		**92**	100
International Listed Resources Fund	Australia		**-**	100
International Share Index Fund	Australia		**87**	77
International Unlisted Investment Fund	Australia		**100**	100
Kent Street Investment Trust	Australia		**100**	100
Kent Street Unit Trust	Australia		**50**	50
KMH Holdings Unit Trust	Australia	1	**100**	100
Merril Lynch Mercury Capital Stable Fund Pooled Super Trust	Australia	1	**88**	82
Monash House Trust	Australia		**100**	100
New Tech Infrastructure Fund	Australia		**100**	100
Office Building Trust	Australia		**100**	-
Rothschild Australia - Conservative Super Trust	Australia	1	**58**	50
Rothschild Australia Share Super Trust	Australia		**80**	100
TAA Trust	Australia		**96**	96
The Pinnacle Fund	Australia		**99**	100

Note
(1) Not audited by Ernst & Young.

28. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

Companies and partnerships[1] Name of entity	Principal activity	Ownership interests 2001 %	 2000 %	Balance sheet value 2001 A$million	 2000 A$million
Held by life insurers					
AMP Investments' World Index Fund	International equity investment	**30**	31	**187**	178
Australia Pacific Airports Corporation Limited	Infrastructure development	**24**	24	**225**	207
Gove Aluminium Finance Limited	Aluminium smelting	**25**	30	**227**	261
Gove Aluminium Limited	Bauxite and alumina production	**-**	30	**-**	147
Martineau LP	Property development	**17**	17	**81**	51
Priory Square	Property development	**17**	17	**122**	51
Power Partnership Pty Limited	Electricity distribution	**28**	28	**178**	233
The Buchanan Partnership	Property development	**50**	50	**177**	331
The Moor House Limited Partnership	Property development	**33**	50	**50**	61
Virgin Money Group Limited (formerly Virgin Direct Limited and Virgin Money Limited)	Financial services	**50**	50	**186**	190
Others (each less than A$50 million)		**Various**		**746**	324
Total investments in associated entities				**2,179**	2,034

Notes to the financial statements (cont)

for the year ended 31 December 2001

28. INVESTMENTS IN ASSOCIATED ENTITIES (cont)

Details of investments in associated entities are as follows:

Unit trusts[1]	Principal activity	Ownership interests		Balance sheet value	
Name of trust		**2001 %**	**2000 %**	**2001 A$million**	**2000 A$million**
Held by life insurers					
No. 1 Spring Street Trust	Investment trust	**50**	100	**82**	-
AMP International Infrastructure Private Debt Fund No. 2	Investment trust	**-**	38	**-**	69
AMP Investments Global Equity Fund (NZ)	Investment trust	**25**	29	**126**	148
AMP Investments Infrastructure Equity Fund	Investment trust	**32**	30	**76**	78
AMP Office Trust	Investment trust	**-**	40	**-**	233
AMP Property Securities Trust	Investment trust	**-**	26	**-**	57
AMP Shopping Centre Trust	Investment trust	**-**	37	**-**	345
Australian Energy Fund No. 2	Investment trust	**46**	46	**87**	86
Bondi Junction Trust	Investment trust	**-**	50	**-**	102
BT Balanced Returns PST	Investment trust	**30**	31	**145**	169
BT Wholesale International	Investment trust	**34**	47	**324**	341
County Investment Management Australian Equity Trust	Investment trust	**38**	24	**49**	52
County Investment Management Super Corp Trust - Growth	Investment trust	**29**	24	**142**	168
Credit Suisse Asset Management International Shares PST	Investment trust	**11**	19	**78**	63
CSCT Growth Fund	Investment trust	**29**	24	**142**	-
Darling Park Trust	Investment trust	**50**	100	**190**	-
Dresdner RCM International Equities	Investment trust	**-**	37	**-**	190
International Bond Fund	Investment trust	**47**	29	**308**	179
Merrill Lynch Mercury Balanced Pooled Super Fund	Investment trust	**32**	26	**694**	592
Rothschild Australia Balanced Superannuation Trust	Investment trust	**30**	28	**552**	483
Southland Trust	Investment trust	**50**	50	**306**	308
Tea Tree Plaza Trust	Investment trust	**50**	50	**167**	152
Perpetual Investment Share Plus	Investment trust	**25**	-	**415**	-
Mercantile Mutual WT Australia SF	Investment trust	**31**	-	**144**	-
Wholesale Australian Bond Fund	Investment trust	**20**	17	**111**	-
Others (each less than A$50 million)	Investment trusts	**Various**		**54**	578
Investment in associated unit trusts				**4,192**	4,393
Balance of non-associated unit trust investments				**13,689**	11,148
Total investment in unit trusts				**17,881**	15,541

Note:

(1) The balance date for all significant associated companies and partnerships is 31 December. The balance date for all significant associated unit trusts is 30 June, except for Bondi Junction Trust, for which the balance date is 31 December.

29. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	CONSOLIDATED		PARENT	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Forward investment and other commitments at 31 December 2001 not provided for in the financial statements and expected to be payable within one year				
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	**527**	737	-	-
Commitments to provide credit	**1,550**	1,213	-	-
Other	**86**	280	-	-
Total forward investment and other commitments not provided for	**2,163**	2,230	-	-
Operating lease commitments (non-cancellable)				
Due within one year	**84**	104	-	-
Due within one year to two years	**83**	154	-	-
Due within two years to five years	**94**	161	-	-
Due later than five years	**177**	222	-	-
Total operating lease commitments	**438**	641	-	-
Finance lease commitments				
Due within one year	**1**	4	-	-
Due within one year to two years	**3**	3	-	-
Due within two years to five years	**1**	1	-	-
Due later than five years	-	-	-	-
Total lease liability	**5**	8	-	-

Notes to the financial statements (cont)

for the year ended 31 December 2001

30. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) On 31 August 1999, proceedings were commenced in the Federal Court of Australia against GIO Australia Holdings Limited (now AG Australia Holdings Limited) - a wholly owned subsidiary of AMP, Grant Samuel & Associates Pty Limited and a number of former directors of GIO.

The proceedings are brought on behalf of certain shareholders in GIO Australia Holdings Limited at the time of the takeover offer (announced by AMP Limited on 25 August 1998) who owned shares continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

The applicant asserts that an independent expert's report prepared by Grant Samuel and other information provided by GIO Australia Holdings Limited in its Part B Statement (issued in response to AMP Limited's takeover offer) was misleading in that shareholders were not adequately informed of certain risk factors concerning GIO Reinsurance. The applicant seeks damages against the defendants, including GIO Australia Holdings Limited.

These proceedings are not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(ii) A controlled entity is a defendant in legal proceedings whereby it has denied liability under an inwards reinsurance contract. The proceedings also involve a related outwards reinsurance contract. The claim is being vigorously defended. Should the entity fail in its defence of the claim and also be unsuccessful in obtaining the benefit of the reinsurance protection the maximum contingent liability of the Group could be up to A$80 million.

(iii) In the course of normal business operations AMP is exposed to legal issues which involve litigation.

(b) Under the scheme to demutualise National Provident Institution (NPI), AMP Group Holdings Limited has indemnified the Trustees of the NPI Scheme (superannuation plan) for any shortfall which NPI is unable to meet.

(c) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority (APRA) in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(e) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(f) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

(g) Reinsurance notes

Reinsurance Notes were issued to former GIO shareholders as part of a scheme of arrangement to purchase 43% of GIO. One Reinsurance Note was issued for each GIO share held, entitling the holder to receive two cash instalments in the future.

The amounts payable under the first instalment, which was due in September 2000, was A$nil for each Reinsurance Note.

The second instalment amount is not yet known and is contingent on the profits or losses yet to emerge from the GIO Reinsurance business. The amount payable, if any, under the second instalment in September 2002 (or upon the earlier sale of GIO Reinsurance) depends on the profitability of GIO Reinsurance up to 30 June 2002. The second instalment will reflect the former GIO Minority Shareholder's interest in any accumulated business profits of GIO Reinsurance for the period 1 July 1999 to 30 June 2002, after recovering losses in excess of A$328 million in the year ended 30 June 2000 and adjusting for an AMP risk return. There is no maximum amount payable under the second instalment; the minimum amount is zero.

As at the date of this report, based on the performance of GIO Reinsurance since 1 July 1999 and the forecast future performance of GIO Reinsurance, the Directors do not anticipate that any payments will be made in respect of the Reinsurance Notes second instalment.

30. CONTINGENT LIABILITIES (cont)

	CONSOLIDATED		PARENT	
	2001 A$million	**2000 A$million**	**2001 A$million**	**2000 A$million**
(h) Other items				
Uncalled capital on shares in relation to				
- Associated companies	**-**	3	-	-
- Other companies	**373**	84	-	-
Uncalled capital on units in relation to				
- Associated entities	**42**	67	-	-
- Other entities	**37**	17	-	-
Estimated maximum liabilities under legal actions pending	**6**	17	-	-
Financial guarantees	**162**	230	-	-
Bank guarantees and other contingent liabilities arising from participation in joint ventures	**1**	1	-	-

31. SUPERANNUATION COMMITMENTS

AMP contributes to a number of superannuation funds that exist to provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. Certain of the funds are based on defined benefit arrangements, but new employees are generally offered only defined contribution style benefits. AMP entities and employees make contributions as specified in the rules of the respective funds.

Details are provided below of the major defined benefit funds contributed to by AMP in the year ended 31 December 2001.

	Accrued benefits A$million	**Value of plan assets A$million**	**Net surplus A$million**	**Vested benefits A$million**	**Date measured**
AMP (New Zealand) Staff Superannuation Plan[1]	45	74	29	45	01-01-2000[2]
AMP Officers' Provident Fund[1][3]	936	1,055	119	900	01-04-2001[2]
AMP UK Staff Pension Scheme[1][5]	3,470	4,277	807	N/A[4]	31-12-1998[2]
NPI Retirement Benefits Scheme[1][4][5]	296	315	19	N/A[4]	05-04-1997[2]

Note:
(1) In view of significant surpluses, AMP did not make full regular contributions to these funds. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.
(2) Dates of the last actuarial valuations of these funds.
(3) On 1 January 2001, the assets and liabilities of GIO Staff Superannuation Plan were transferred into the AMP Officers' Provident Fund.
(4) On 27 February 2001, the assets and liabilities of the NPI Retirement Benefits Scheme were transferred into the AMP UK Staff Pension Scheme.
(5) Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.

Notes to the financial statements (cont)

32. EMPLOYEE SHARE AND OPTION PLANS

Option plans

(i) Options are granted to employees other than executives under the Employee Option Plan, and to executives under the Executive Option Plan. The exercise price for the options granted at listing in June 1998 was the base price (A$16.00). For all subsequent grants, the exercise price is based on the market price at the date of the grant. The Board Remuneration Committee, in determining the exercise price, is able to approve a 5% discount to the market price. Other than options granted at listing in 1998 which lapse five years from the date of grant, all other options may be exercised between three and 10 years after the date they are granted as long as any applicable exercise conditions are met.

(ii) Options were granted in 1998 and 1999 to a small number of senior executives under the Performance Share and Option Plan to reward outstanding achievement and to provide retention and motivation incentives. The exercise price on these options is A$Nil. There have been no further grants under this plan.

(iii) The Managing Director and Chief Executive Officer's Option Plan provides for the grant of options to the Managing Director and Chief Executive Officer under terms approved at the Annual General Meeting on 18 May 2000. The options are subject to time and performance exercise conditions. After a performance period of at least three years, the Board will determine the number of options capable of vesting based on AMP's financial performance as measured by reference to shareholders' return over the performance period. The exercise price is $15.93 which is based on the market price at the time of Mr Batchelor's appointment as Chief Executive Officer.

Holders of options under these plans do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

Share plans

(i) Shares have been issued for no consideration to a small number of senior executives (other than the Chief Executive Officer) under the Executive Share Ownership Plan which was approved by the Board on 23 February 2000. These shares are subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise.

(ii) The Reward Share Plan and the Access Share Plan give all employees the opportunity to acquire shares at a 5% discount. Shares issued to employees under the Reward Share Plan are subject to restrictions on transfer for three years from the date of issue, but the restrictions are lifted on cessation of employment. After the three year period, employees are entitled to receive, for no consideration, one further share for every 10 shares held under the Reward Share Plan. The last offer made under the Reward Share Plan and the Access Share Plan was in September 2000. These plans have effectively been replaced by the Share Ownership and Share Acquisition Plans described in (v).

(iii) The UK Share Save Scheme involves a form of payroll savings. Eligible employees who wish to purchase shares contribute a monthly amount to a savings account. At the expiration of three years, the employees have the option to use the funds in the account (plus interest) to subscribe for AMP shares.

(iv) Under the Henderson Deferred Equity Plan (DEP), part or all of the annual bonus of an executive in the Henderson business unit may be awarded in the form of AMP shares which are purchased in the market and held by the trustee of the DEP on behalf of the executive for three years. A further but conditional award of shares, usually of an equal number, may also be made. These shares are purchased in the market, and held by the trustee. The executives will only become fully entitled to that further award if the first share award is retained in the trust and the employee remains an employee of the Henderson group for at least three years.

(v) In 2001, the Employee Share Ownership Plan (ESOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) were approved by the Board. Under the plans, eligible employees were invited to apply for approximately A$1,000 (£400) worth of AMP shares for no consideration.

- → Eligible Australian or New Zealand employees could elect to participate in either the ESOP or the ESAP. Employees participating in the Australian/New Zealand plans were issued with 56 shares priced at A$17.85 (based on market price of AMP shares at the time). Under the ESAP, employees may also elect to contribute part of their fixed pay and any bonuses towards acquiring shares. As an additional incentive for employees to acquire AMP shares, each participating employee receives (for no consideration) one AMP share for every 10 AMP shares that are held in the plan for a minimum of three years (to a maximum of 100 shares).
- → Eligible UK employees could elect to participate in the AESOP. Employees participating in the UK plan were issued with 63 shares priced at £6.31 (based on market price of AMP shares at the time). The AESOP also allows for employees to contribute up to 10% of their gross earnings towards acquiring shares, with similar incentives to the ESAP.

(vi) The Henderson Long Term Value Sharing Incentive Plan was introduced for the benefit of eligible employees in the Henderson business unit. Only one offer has been made under the plan to date with a three-year performance period starting from 2001. Participants may forgo a percentage of their annual cash bonus during the performance period in return for units in the plan. Henderson will match these units on the basis of service and whether it achieves its business earnings targets in each of the three years. The value of the units can go up or down, depending on whether Henderson meets, exceeds or misses a hurdle rate that gives an agreed rate of return on capital. At the end of the three-year period, 50% of the value of the units as determined under the plan will be paid in cash and 50% of the value will be applied to acquire AMP shares bought on market at that time. These shares are subject to restrictions on transfer for three years from the date of issue.

32. EMPLOYEE SHARE AND OPTION PLANS (cont)

Details of options over unissued ordinary shares of AMP Limited are as follows:

Grant date	Exercise period	Exercise price	Number on issue 31 Dec 2001	Exercised during the year	Issued during the year	Lapsed during the year	Number on issue 31 Dec 2000
Executive Option Plan							
14/06/98	14/06/2001-13/06/2003	A$16.00	**5,989,955**	1,220,031	-	644,418	7,854,404
26/06/99	26/06/2002-25/06/2009	A$16.13	**2,965,005**	10,000	-	372,795	3,347,800
31/07/99	31/07/2002-30/07/2009	A$16.49	**50,000**	-	-	-	50,000
30/10/99	30/10/2002-29/10/2009	A$15.47	**247,000**	-	-	30,000	277,000
18/12/99	18/12/2001-17/12/2009	A$16.10	**40,000**	-	-	-	40,000
01/01/00	01/01/2003-31/12/2009	A$16.77	**88,500**	-	-	1,500	90,000
22/01/00	22/01/2003-21/01/2010	A$16.13	**335,000**	-	-	-	335,000
19/02/00	19/02/2003-18/02/2010	A$14.33	**30,000**	-	-	-	30,000
30/06/00	30/06/2003-29/06/2010	A$16.41	**6,132,394**	35,500	-	299,882	6,467,776
26/08/00	26/08/2003-25/08/2010	A$17.94	**235,000**	-	-	45,625	280,625
28/10/00	28/10/2003-27/10/2010	A$17.37	**200,000**	-	-	-	200,000
09/12/00	09/12/2003-08/12/2010	A$19.03	**140,000**	-	-	-	140,000
01/02/01	01/02/2004-31/01/2011	A$18.68	**4,366**	-	4,366	-	-
01/02/01	01/02/2004-31/01/2011	A$18.84	**195,634**	-	195,634	-	-
27/02/01	27/02/2004-26/02/2011	A$19.29	**110,000**	-	110,000	-	-
21/03/01	21/03/2004-20/03/2011	A$19.77	**43,308**	-	43,308	-	-
19/05/01	19/05/2004-18/05/2011	A$19.29	**20,000**	-	20,000	-	-
21/07/01	21/07/2004-20/07/2011	A$20.46	**4,981,000**	-	4,981,000	-	-
15/12/01	15/12/2004-14/12/2011	A$18.26	**60,000**	-	60,000	-	-
Employee Option Plan							
14/06/98	14/06/2001-13/06/2003	A$16.00	**5,872,748**	6,003,670	-	2,176,787	14,053,205
26/06/99	26/06/2002-25/06/2009	A$16.13	**3,362,513**	71,938	-	253,898	3,688,349
01/01/00	01/01/2003-31/12/2009	A$16.77	**2,652,043**	54,500	-	60,072	2,766,615
30/06/00	30/06/2003-29/06/2010	A$16.41	**7,877,311**	436,781	-	1,231,408	9,545,500
28/10/00	28/10/2003-27/10/2010	A$17.37	**55,703**	-	-	4,297	60,000
09/12/00	09/12/2003-08/12/2010	A$19.03	**10,000**	-	-	-	10,000
21/07/01	21/07/2004-20/07/2011	A$20.46	**1,965,500**	-	1,965,500	-	-
25/08/01	25/08/2004-24/08/2011	A$19.57	**9,000**	-	9,000	-	-
15/12/01	15/12/2004-14/12/2011	A$18.26	**30,000**	-	30,000	-	-
Performance Share and Option Plan							
29/06/98	29/06/2001-28/06/2003	Nil	-	22,500	-	30,000	52,500
13/07/98	13/07/2001-12/07/2003	Nil	**60,000**	80,000	-	-	140,000
11/10/98	11/10/2002-10/10/2003	Nil	**10,000**	-	-	-	10,000
10/03/99	10/03/2002-09/03/2004	Nil	**15,000**	-	-	-	15,000
19/04/99	19/04/2002-18/04/2004	Nil	-	-	-	15,000	15,000
31/05/99	31/05/2002-30/05/2004	Nil	-	15,000	-	-	15,000
21/06/99	21/06/2002-20/06/2004	Nil	**20,000**	-	-	20,000	40,000
31/09/99	31/09/2002-30/09/2004	Nil	-	-	-	15,000	15,000
30/10/99	30/10/2002-29/10/2004	Nil	-	50,000	-	-	50,000
Managing Director and Chief Executive Officer's Option Plan							
18/05/00	09/09/2002-24/08/2009	A$15.93	**427,660**	-	-	-	427,660
18/05/00	09/09/2003-24/08/2009	A$15.93	**427,660**	-	-	-	427,660
18/05/00	09/09/2004-24/08/2009	A$15.93	**427,660**	-	-	-	427,660
UK Share Save Scheme							
27/07/98	27/07/2001-26/01/2002	£6.73	**576,310**	190,724	-	120,911	887,945
28/09/99	28/09/2002-27/03/2003	£5.75	**502,562**	2,578	-	93,573	598,713
28/03/00	28/03/2003-27/09/2003	£5.25	**697,245**	8,889	-	160,423	866,557
Total			**46,866,077**	8,202,111	7,418,808	5,575,589	53,224,969

Notes to the financial statements (cont)

for the year ended 31 December 2001

32. EMPLOYEE SHARE AND OPTION PLANS (cont)

Since the end of the financial year and up to the date of this report, no options have been granted, 795,907 options have been exercised and 390,818 options have lapsed. The total number of options on issue at 27 February 2002 under all plans is 45,679,352.

Under the Executive Share Ownership Plan, 150,000 shares were issued on 16 March 2001 when the share price was $19.90 and 45,000 shares on 17 September 2001 when the share price was $16.56 to a small number of senior executives (other than the Chief Executive Officer) for no consideration. These shares are subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise.

33. REMUNERATION OF DIRECTORS AND EXECUTIVES

Directors

Fees paid to members of the Board are based on advice from external remuneration advisers and the Group's remuneration specialists. This advice takes into consideration the level of fees paid to board members of other Australian corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

As the focus of the Board is on the long-term direction of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval.

Board fees are not paid to Mr Batchelor since the responsibilities of Board membership are considered in determining remuneration provided as part of his normal employment conditions. Details of remuneration for Mr Batchelor are given later in this note.

Apart from Mr Batchelor, who was granted options as discussed in subsequent pages regarding executive remuneration, no Directors of AMP Limited have been granted options.

Set out below are the fees paid by the Group to non-executive Directors of AMP Limited for the year ended 31 December 2001:

Non-executive directors at 31 December 2001[2]	Fees for AMP Limited Board and Committees	Fees for other Group Boards	Superannuation contributions	Other payments[1]	Total
	A$	A$	A$	A$	A$
S D M Wallis	350,000	-	28,000	47,450	425,450
Sir Malcolm Bates	100,000	249,931[3]	-	-	349,931
P A Cross	100,000	-	8,000	-	108,000
R J Grellman	112,000	12,466[4]	9,957	-	134,423
Lord Killearn	100,000	123,703[5]	-	-	223,703
P K Mazoudier	107,500	12,466[6]	9,597	-	129,563
I A Renard	100,000	-	8,000	-	108,000

Note:
(1) Relates to living away from home costs.
(2) The Directors in the table above were Directors as at 31 December 2001. During the year, amounts were paid to C J Hewson who retired as a non-executive Director during 2001: A$109,858 (comprising fees of A$101,720, and superannuation contributions of A$8,138).
(3) Relates to fees of £90,000 paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries.
(4) Relates to fees paid to R J Grellman as Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.
(5) Relates to fees of £44,545 paid to Lord Killearn as a Director and then as Chairman of Henderson Global Investors (Holdings) plc.
(6) Relates to fees paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

Executives

AMP's remuneration policy is designed to foster a performance culture, to promote teamwork among employees at all levels and to align the interests of employees with shareholders.

Remuneration for senior executives of the Group is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programs that the Committee oversees. The Chief Executive Officer attends the Committee meetings by invitation.

The remuneration of the Chief Executive Officer and senior executives consists of the following components:

Salary - This part reflects the scope of the job and the level of skill and experience of the individual.

Short-term incentive - All management level employees are eligible to receive an annual incentive payment. The Chief Executive Officer is eligible to receive payments with approval from the Board Remuneration Committee. The primary factor for determining the amount available for these payments is the performance of the Group and the business units against the Operating Plan. This plan is taken by the Chief Executive Officer to the Board for approval prior to the beginning of each year.

Long-term incentive - The purpose of the long-term incentive plan is to promote long-term improvements in areas of financial and strategic importance which would strengthen the Group for the future. The Chief Executive Officer is the only participant in the long-term incentive plan reflecting his contractual entitlements as Chief Executive Officer.

Non-cash benefits - The Group contributes to executives' superannuation funds and pension plans, and provides non-cash benefits in addition to salary in line with local country regulations and market conditions.

Option and Share Plans - Executives may be entitled to participate in the Executive Option Plan (EOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) and previously were entitled to participate in the Performance Share and Option Plan (PSOP). Executives based in Australia or New Zealand, other than the Chief Executive Officer, are entitled to participate in ESAP. Executives based in the UK are entitled to participate in AESOP. Details of these plans are described in Note 32.

Executives are eligible to participate in share option grants each year, usually in June. The number of options allocated varies according to the performance of the Group and the business units as well as factors such as market capitalisation. Allocations for individual executives are recommended by each business unit or functional head to the Chief Executive Officer. Each grant will carry time and performance related exercise conditions unless otherwise determined by the Board Remuneration Committee. Final approval for the grant requires approval of the Board through the Board Remuneration Committee. Not all executives will receive a grant each year.

Executives other than the Chief Executive Officer may also be eligible to be issued shares for no consideration under the Executive Share Ownership Plan. The plan is designed to reward and provide retention incentives for executives who are considered key to the future success of AMP.

The Managing Director and Chief Executive Officer's Option Plan provides for the grant of options to the Managing Director and Chief Executive Officer under terms approved at the Annual General Meeting on 18 May 2000. The options are subject to time and performance exercise conditions. After a performance period of at least three years, the Board will determine the number of options capable of vesting based on AMP's financial performance as measured by reference to shareholders' return over the performance period. The exercise price is $15.93, which is based on the market price at the time of Mr Batchelor's appointment as Chief Executive Officer.

Notes to the financial statements (cont)

for the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

Set out in the table below is the remuneration of the Chief Executive Officer of AMP Limited and the most highly remunerated other executive officers who are concerned with the management of the Group for the year ended 31 December 2001:

Executive	Salary	Short-term incentive[1]	Long-term incentive[2]	Superannuation contributions	Other payments[3]	Total	Options granted during 2001[4]	Shares issued during 2001[5]
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	Number	Number
P J Batchelor - Chief Executive Officer	1,418	1,205	408	275	36	3,342	-	-
R Yates - Managing Director, Henderson Global Investors[6]	1,527	1,666	-	790	10	3,993	100,000	-
T Fraser - Managing Director, UK Financial Services[6]	972	486	-	413	681	2,552	200,000	60,000
A Mohl - Managing Director, AMP Financial Services	750	475	-	129	-	1,354	-	-
M de Cure - Chief Financial Officer	700	365	-	112	-	1,177	-	-
W Foster - Chief Information Officer	550	275	-	87	463	1,375	-	20,000

Note:

(1) Short-term incentive payments are based on individual performance for 2001 and are paid in 2002. Mr Batchelor has elected to take 50% of this amount in cash and have the other 50% applied to purchase AMP shares on market.

(2) The long-term incentive amount was determined by the Board Remuneration Committee by reference to the long-term incentive plan rules which take into account AMP performance over the previous three years. Mr Batchelor has elected to take 50% of this amount in cash and have the other 50% applied to purchase AMP shares on market.

(3) Other payments include one-off costs associated with appointment during the year, expatriate and relocation allowances, non-cash benefits (motor vehicles, travel, rent, etc.) and interest forgone on executive loans.

(4) The following information provides indicative values at grant date of options granted in 2001 determined using an adjusted Black Scholes pricing model. The Black Scholes method takes into account a number of factors including share price at the date the options were granted, the exercise price of each option, time to maturity, and the volatility in the price of AMP shares. While this method is widely recognised for valuing options, the subjectivity inherent in estimating volatility means that the value determined should be regarded only as indicative of fair value. A probability discount applied to the Black Scholes calculations reflects the applicable time and performance exercise conditions.
Options were granted to Mr Fraser on 1 February 2001 and to Mr Yates on 21 July 2001 under the Executive Option Plan at an exercise price based on the market price at the time of granting the options, and are subject to time and performance exercise conditions (the same as those applying to the Managing Director and Chief Executive Officer's Option Plan). Using the valuation method described above, the value of each option granted to Mr Fraser is A$2.24 (amounting to a total value of A$448,000) and to Mr Yates is A$1.99 (amounting to a total value of A$199,000).

(5) Shares issued in 2001 to these executives under the Executive Share Ownership Plan are subject to restrictions on transfer for three years from the date of issue. If the executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise. The shares were issued on 16 March 2001 for no consideration. The value of shares is based on A$19.90, the share price on the date of issue (amounting to a total value of A$1,194,000 for Mr Fraser, and A$398,000 for Mr Foster).

(6) Australian dollar equivalents for amounts paid to Mr Yates and Mr Fraser in pounds sterling are based on the average exchange rate for 2001 of £1 = A$2.777.

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

	CONSOLIDATED		PARENT	
	2001 A$'000	2000 A$'000	2001 A$'000	2000 A$'000
Directors' remuneration				
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly by the entities of which they are Directors or by any related party	**7,879**	10,696		
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of AMP, directly or indirectly by the entity or by any related entity			**4,931**	8,209

The number of Directors of AMP whose income (including superannuation contributions) falls within the following bands is:

	Number	Number
20,000 - 29,999	-	1
30,000 - 39,999	-	1
70,000 - 79,999	-	1
80,000 - 89,999	-	2
90,000 - 99,999	-	1
100,000 - 109,999	**3**	-
110,000 - 119,999	-	1
120,000 - 129,999	**1**	-
130,000 - 139,999	**1**	-
160,000 - 169,999	-	1
200,000 - 209,999	-	1
220,000 - 229,999	**1**	-
230,000 - 239,999	-	1
280,000 - 289,999	-	1
300,000 - 309,999	-	1
310,000 - 319,999	-	1
340,000 - 349,999	**1**	-
420,000 - 429,999	**1**	-
430,000 - 439,999	-	1
1,140,000 - 1,149,999	-	1
3,340,000 - 3,349,999	**1**	-
4,600,000 - 4,609,999	-	1
Totals	**9**	16

Notes to the financial statements (cont)

for the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

	CONSOLIDATED				PARENT			
	2001 A$'000		2000 A$'000		2001 A$'000		2000 A$'000	
	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas
Executives' remuneration[1][2]								
Remuneration received or due and receivable by executive officers of the consolidated entity from entities in the consolidated entity, or from a related party, in connection with the management of the affairs of the entities in the consolidated entity[3]	**25,748**	**24,320**	29,655	28,720				
Remuneration received or due and receivable by executive officers of AMP Limited from the company, or from any related party, in connection with the management of the affairs of the company or any related party[3]					**7,233**	**-**	8,787	-

Note:

(1) Executives for the purpose of this disclosure comprise the Chief Executive Officer and his direct reports (called the key executive group), and the direct reports of the key executive group. The presentation of executive information in the parent company is for the Chief Executive Officer and his Corporate direct reports.

(2) Former executives are included in the disclosures including their ex-gratia and severance payments.

(3) Amounts include one-off costs associated with appointments of executives during the year.

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

	CONSOLIDATED				PARENT			
	2001		2000		2001		2000	
	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas
The number of executives whose remuneration falls within *the following bands:*								
90,000 - 99,999	-	-	1	-	-	-	-	-
120,000 - 129,999	1	-	-	-	-	-	-	-
130,000 - 139,999	-	-	-	1	-	-	-	-
140,000 - 149,999	1	-	1	-	-	-	1	-
150,000 - 159,999	-	-	1	-	-	-	-	-
160,000 - 169,999	-	-	1	-	-	-	-	-
190,000 - 199,999	1	-	-	-	-	-	-	-
200,000 - 209,999	1	-	-	1	-	-	-	-
210,000 - 219,999	2	2	3	-	-	-	-	-
220,000 - 229,999	2	-	-	-	-	-	-	-
240,000 - 249,999	-	1	1	-	-	-	-	-
250,000 - 259,999	2	-	-	-	-	-	-	-
260,000 - 269,999	1	-	1	-	-	-	-	-
270,000 - 279,999	4	-	2	2	-	-	-	-
280,000 - 289,999	-	-	1	2	-	-	-	-
290,000 - 299,999	2	1	2	2	-	-	-	-
300,000 - 309,999	-	1	6	-	-	-	-	-
310,000 - 319,999	1	2	2	-	-	-	-	-
320,000 - 329,999	2	-	1	-	-	-	-	-
330,000 - 339,999	1	-	3	-	-	-	-	-
350,000 - 359,999	-	2	1	-	-	-	-	-
370,000 - 379,999	1	2	1	1	-	-	-	-
380,000 - 389,999	-	-	1	1	-	-	-	-
390,000 - 399,999	-	1	1	3	-	-	-	-
410,000 - 419,999	-	-	1	1	-	-	-	-
420,000 - 429,999	-	1	2	1	-	-	-	-
430,000 - 439,999	-	-	1	2	-	-	-	-
440,000 - 449,999	1	-	-	1	-	-	-	-
450,000 - 459,999	1	-	1	-	1	-	-	-
460,000 - 469,999	2	-	2	1	-	-	-	-
470,000 - 479,999	-	-	1	-	-	-	1	-
480,000 - 489,999	1	2	1	1	-	-	-	-
490,000 - 499,999	1	-	-	-	-	-	-	-
500,000 - 509,999	1	1	3	-	-	-	-	-
510,000 - 519,999	-	-	2	-	-	-	-	-
520,000 - 529,999	1	-	-	-	-	-	-	-
530,000 - 539,999	-	-	2	-	-	-	-	-
540,000 - 549,999	4	-	-	1	1	-	-	-
550,000 - 559,999	2	1	-	-	-	-	-	-
560,000 - 569,999	2	-	-	-	-	-	-	-
580,000 - 589,999	-	-	2	-	-	-	-	-
590,000 - 599,999	1	-	-	1	-	-	-	-
600,000 - 609,999	-	1	-	-	-	-	-	-
610,000 - 619,999	-	-	-	1	-	-	-	-
620,000 - 629,999	1	1	-	-	-	-	-	-
630,000 - 639,999	-	1	-	1	-	-	-	-
650,000 - 659,999	-	-	1	-	-	-	-	-

Notes to the financial statements (cont)

for the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

	CONSOLIDATED				PARENT			
	2001		2000		2001		2000	
	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas
Executives' remuneration (cont)								
The number of executives whose remuneration falls within the following bands:								
670,000 - 679,999	1	-	-	1	-	-	-	-
680,000 - 689,999	1	1	2	-	-	-	-	-
700,000 - 709,999	1	-	-	-	1	-	-	-
710,000 - 719,999	-	2	-	1	-	-	-	-
720,000 - 729,999	1	-	-	1	-	-	-	-
740,000 - 749,999	-	-	1	-	-	-	-	-
810,000 - 819,999	-	1	-	1	-	-	-	-
830,000 - 839,999	-	1	-	-	-	-	-	-
850,000 - 859,999	-	-	-	1	-	-	-	-
860,000 - 869,999	-	-	1	-	-	-	1	-
890,000 - 899,999	-	-	-	1	-	-	-	-
900,000 - 909,999	1	-	-	-	-	-	-	-
910,000 - 919,999	-	-	1	-	-	-	1	-
980,000 - 989,999	-	1	-	1	-	-	-	-
990,000 - 999,999	1	-	-	-	1	-	-	-
1,050,000 - 1,059,999	-	-	-	1	-	-	-	-
1,070,000 - 1,079,999	-	1	-	-	-	-	-	-
1,130,000 - 1,139,999	-	1	-	-	-	-	-	-
1,170,000 - 1,179,999	1	-	-	-	1	-	-	-
1,200,000 - 1,209,999	-	-	-	1	-	-	-	-
1,280,000 - 1,289,999	-	-	-	1	-	-	-	-
1,300,000 - 1,309,999	-	-	-	1	-	-	-	-
1,350,000 - 1,359,999	1	-	-	-	-	-	-	-
1,360,000 - 1,369,999	-	1	-	-	-	-	-	-
1,370,000 - 1,379,999	-	1	-	-	-	-	-	-
1,390,000 - 1,399,999	-	-	-	1	-	-	-	-
1,430,000 - 1,439,999	-	-	1	-	-	-	-	-
1,590,000 - 1,599,999	-	-	-	1	-	-	-	-
1,780,000 - 1,789,999	-	-	1	-	-	-	1	-
2,550,000 - 2,559,999	-	1	-	-	-	-	-	-
3,340,000 - 3,349,999	1	-	-	-	1	-	-	-
3,990,000 - 3,999,999	-	1	-	-	-	-	-	-
4,600,000 - 4,609,999	-	-	1	-	-	-	1	-
5,730,000 - 5,739,999	-	-	-	1	-	-	-	-
Totals	**49**	**32**	57	38	**6**	-	6	-

34. RELATED PARTY DISCLOSURES

Directors

The names of all persons who held office as a Director of AMP Limited during the year and the date of appointments and vacations of office during the year are:

S D M Wallis	C J Hewson[1]
P J Batchelor	Lord Killearn
Sir Malcolm Bates	P Mazoudier
P Cross	I A Renard
R Grellman	

Note:
(1) Retired 11 December 2001.

Details of remuneration paid or payable to Directors and Directors of related entities are set out in Note 33.

Transactions were entered into during the year with Directors or their Director-related entities. These transactions are within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those available to other employees, customers or members (unless otherwise described below) and include:

→ normal personal banking with AMP Bank Limited including the provision of credit cards;

→ the purchase of AMP insurance products;

→ financial investment services.

These transactions do not have the potential to adversely affect the decisions about the allocation of scarce resources made by users of AMP's financial statements, or discharge of accountability by the Directors. The transactions are considered to be trivial or domestic in nature.

Australian banks, the parent entities of Australian banks or entities controlled by Australian banks have been exempted (subject to certain conditions), under an Australian Securities and Investments Commission ("ASIC") Class Order No. 98/0110 dated 10 July 1998, from making disclosure of:

→ any loan made, guaranteed or secured by a bank to related parties other than Directors of the Australian bank, the parent entity of the Australian bank or entities controlled by the Australian bank; and

→ financial instrument transactions between related parties (other than in respect of shares and share options), where a Director of the relevant entities is not party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either an arms-length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not include a transaction which has as its subject matter goods (other than financial assets) or services.

The Class Order does not apply to a loan or financial instrument transaction which any Director of the Company should reasonably be aware that, if not disclosed would have the potential to adversely affect the decisions made by the users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the Company must lodge with ASIC, a statutory declaration, signed by two Directors, confirming compliance with the provisions of the Class Order. AMP Bank Limited will be lodging such a declaration with ASIC in its Annual Return.

Loans to Directors

Loans are made to executive Directors and are categorised by the interest rate applicable to the loan.

The categorisation of interest rates applicable to loans made to executive Directors of AMP and its controlled entities is as follows:

At market interest rates:

(i) Loans where either the full market interest rate is payable, or the difference between the actual interest rate charged on the loan and the full market interest rate is deducted from the executive's remuneration package, together with any related fringe benefits tax. These loans are repayable on normal commercial terms and conditions.

(ii) Loans where the interest payable is based on the bank bill rate plus a premium and the loan is repayable over a maximum term of 10 years.

(iii) Finance Leases advanced with market interest rates, repayable over a maximum term of four years.

(iv) Loans where market interest rates are payable and the loan is repayable on retirement of the Director.

Other than market interest rates:

(i) Loans at concessional interest rates, staff discount interest rates or loans provided interest free. The loans advanced in 2001 were interest free.

Notes to the financial statements (cont)

for the year ended 31 December 2001

34. RELATED PARTY DISCLOSURES (cont)

Loans to Directors (cont)

The aggregate amount of such loans made, repayments received and amounts outstanding were:

	CONSOLIDATED		PARENT	
	2001 A$'000	2000 A$'000	2001 A$'000	2000 A$'000
Balance outstanding at 31 December	**7,819**	6,383	-	-
Loans made during the year				
At market interest rates repayable on normal terms and conditions[1]	**2,082**	2,660	-	-
At market interest rates repayable over a maximum of 10 years[2]	**538**	920	-	-
Finance leases repayable over a maximum of 4 years[3]	-	-	-	-
At market interest rates repayable on retirement[4]	-	-	-	-
At other than market interest rates[5]	**2,468**	1	-	-
Repayments received during the year				
At market interest rates repayable on normal terms and conditions[6]	**1,301**	380	-	-
At market interest rates repayable over a maximum of 10 years[7]	**749**	917	-	-
Finance leases repayable over a maximum of 4 years[8]	**62**	50	-	-
At market interest rates repayable on retirement[9]	**116**	60	-	-
At other than market interest rates[10]	**21**	26	-	-
Interest income for the year from loans to Directors	**338**	270	-	-

Note:

(1) Advanced on normal terms and conditions to A Mohl and J Palmer each of whom was a Director of AMP Bank Limited during 2001.
(2) Advanced to H Hill, S Hoole and D Walsh during 2001.
(3) There were no advances in 2001.
(4) There were no advances in 2001.
(5) Advanced in support of relocation arising from employment with AMP to C Arthur, A Jones and T Fraser during 2001.
(6) Repayments received from C Dunn, A Mohl and T Wade during 2001.
(7) Repayments received from H Hill, S Hoole, S Hutchinson, D Ng, and D Walsh during 2001.
(8) Repayments received from J Hasset, S Hutchinson, and D Walsh during 2001.
(9) Repayments received from J Harrison, A Hobern, P Hodgett, R McDonnell and A Vidal during 2001.
(10) Repayments received from C Arthur, P Ellis and S Hutchinson during 2001.

34. RELATED PARTY DISCLOSURES (cont)

Shares, share options, equity instruments and debt instruments

The aggregate number of shares, share options issued, debt instruments disposed/exercised, or held, directly, indirectly or beneficially by Directors of the parent entity and by parties related to them during the year ended 31 December 2001 is set out below. All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, or where applicable to all employees of the company under the Executive Option Plan and Employee Option Plan.

	Acquired during the year(1)		Disposed during the year		Held at the end of the year(2)	
	2001	2000	2001	2000	2001	2000
Ordinary shares	**61,576**	55,227	**1,130**	5,052	**159,191**	104,141
Share options over shares	**-**	1,282,980	**-**	-	**1,542,980**	1,542,980
AMP Income Securities	**-**	1,000	**-**	-	**50**	50

Note:
(1) Includes equities acquired by Directors who have since retired.
(2) Number of equities held by persons who are Directors at the end of each respective year.

Other transactions of Directors

During 2001, fees for legal services totalling A$102,438 (2000: A$55,957) were paid by the Group to the legal firm Arthur Robinson & Hedderwicks (named Allens Arthur Robinson from 1 July 2001). Mr I Renard (a Director of AMP) was a partner of that firm until April 2001 (and since resigning from the partnership, Mr Renard has been continuing in a consultant role) and Mr P Meadows (spouse of Ms P Cross) is a partner. Such services were provided on normal commercial terms and conditions.

During 2001, fees for legal and professional services totalling A$4,261,441 (2000: A$3,040,311) were paid by the Group to Blake Dawson Waldron, a firm in which Mr J K Peterson is a partner; Mr J K Peterson is a Director of Stanbroke Pastoral Company Pty Limited. All these transactions were on normal commercial terms and conditions.

Mr R B Hart and Mr N W F Alexander who are Directors of Valley Beef Company Pty Ltd, a controlled entity of AMP, control Stockyard Pty Limited. During the year Stockyard Pty Limited has transacted purchases and sales of beef with Stanbroke Pastoral Company Pty Limited amounting in aggregate to A$5,332,000 (2000: A$5,215,000), and paid processing fees and related expenses to Valley Beef Company Pty Ltd of A$8,460,892 (2000: A$8,574,342). These transactions were on normal commercial terms and conditions.

During 2001, professional fees totalling A$576,756 (2000: A$1,389,565) were paid by World Net Communications Inc. and WCI Cable Inc. (both are controlled entities of AMP Limited), to Inteq Ltd, a related party of Mr K Jacobs, a Director of World Net Communications Inc. and WCI Cable Inc. World Net Communications Inc. and WCI Cable Inc. also paid advisory fees of A$196,816 (2000: A$232,200) to Notesan Pty Ltd, a related party of Mr R Hudspeth, a Director of World Net Communications Inc. and WCI Cable Inc. These transactions were on normal commercial terms and conditions.

Pearl Assurance plc (Pearl) has agreed to act as a third party guarantor for a housing loan to Mr C McGlasham (a Director of AMP (NPI) Finance Limited) and Mr C Edwards (a Director of Pearl controlled entities) from an external party. Both the Pearl group and AMP (NPI) Finance Limited are controlled entities of AMP Limited. As part of the transaction Pearl will make up any shortfall in the event of the lender having to exercise its power of sale as mortgagee. The first A$49,986 (£18,000) of the loan to Mr C McGlasham and the first A$58,317 (£21,000) of the loan to Mr C Edwards is also subject to a concessionary rate of interest subsidised by Pearl.

Other related party transactions

AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value.

AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis. Interests held in associated entities (including percentage ownership) are set out in Note 28.

Notes to the financial statements (cont)

for the year ended 31 December 2001

35. AUDITORS' REMUNERATION

	CONSOLIDATED		PARENT	
	2001 A$'000	**2000 A$'000**	**2001 A$'000**	**2000 A$'000**
Amounts received or due and receivable by Auditors of AMP Limited for:				
***Auditing the financial statements of AMP Limited* and its controlled entities**				
Half year audit review	**824**	750	**-**	-
Full year audit	**7,074**	6,157	**140**	140
Total financial statement audits	**7,898**	6,907	**140**	140
Other audit services				
Audit of trusts and superannuation funds	**1,861**	2,528	**-**	-
Audit of statutory returns	**1,695**	1,238	**-**	-
Audit of completion accounts	**1,500**	-	**-**	-
Total other audit services	**5,056**	3,766	**-**	-
Total audit services	**12,954**	10,673	**140**	140
Internal controls review	**3,981**	1,501	**-**	-
Technical advice	**104**	82	**-**	-
Total assurance related services	**4,085**	1,583	**-**	-
Other services				
Due diligence	**3,291**	2,130		
Taxation advice	**1,969**	2,001	**-**	-
Actuarial due diligence	**2,662**	200	**-**	-
Other services	**945**	3,158		
Total other services	**8,867**	7,489	**-**	-
Total amounts received or due and receivable by the auditors of AMP Limited	**25,906**	19,745	**140**	140
Other auditors for:				
Auditing of financial statements of certain controlled entities	**229**	306		-
Other services	**64**	166		-
Total amounts received or due and receivable by other auditors	**293**	472	**-**	-

36. EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' declaration

for the year ended 31 December 2001

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

(a) The financial statements and notes of the consolidated entity set out on 36 to 104 are in accordance with the Corporations Act 2001, including;

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.



Stan Wallis
Chairman



Paul Batchelor
Managing Director and Chief Executive Officer

Sydney, 27 February 2002

Independent audit report

for the year ended 31 December 2001

To the members of AMP Limited

Scope

We have audited the Financial Report of AMP Limited for the financial year ended 31 December 2001, as set out on pages 36 to 105, including the Directors' Declaration. The Financial Report includes the financial statements of AMP Limited and the consolidated financial statements of the consolidated entity comprising AMP Limited and the entities it controlled at year's end or from time to time during the financial year. The company's Directors are responsible for the Financial Report. We have conducted an independent audit of the Financial Report in order to express an opinion to the members of AMP Limited.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Financial Report of AMP Limited is in accordance with:

a) The Corporations Act 2001 including:

   (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

b) Other mandatory professional reporting requirements.

Ernst & Young

B J Long
Partner

Sydney, 27 February 2002

Information for shareholders

Distribution of shareholdings as at 7 March 2002

Categories	Number of holders	% of issued capital
1 - 1,000	832,931	27.30
1,001 - 5,000	125,923	19.09
5,001 - 10,000	3,530	2.06
10,001 - 100,000	1,159	2.16
100,001 and over	187	49.39
Total	**963,730**	**100.00**

The number of shareholders holding less than a marketable parcel of ordinary shares is 20,226.

Substantial shareholders
The Company has received no substantial shareholding notices.

Total number of holders of ordinary shares and their voting rights
As at 7 March 2002, the share capital of AMP Limited consisted of 1,129,593,718 ordinary shares, held by 963,730 shareholders. The voting rights attaching to the shares are that each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll.

Total number of options over unissued shares and option holders
As at 7 March 2002, AMP Limited had on issue 44,834,558 options over unissued ordinary shares in AMP Limited, held by 14,700 option holders.

Stock exchange listings
AMP Limited is listed on the Australian Stock Exchange and on the New Zealand Stock Exchange.

Restricted securities
There are no restricted securities on issue.

Buy-back
There is no current on-market buy-back.

Twenty largest shareholders as at 7 March 2002

		Ordinary shares	% of issued capital
1	J P Morgan Nominees Australia Limited	113,354,057	10.03
2	National Nominees Limited	79,389,547	7.03
3	Westpac Custodian Nominees Limited	75,776,005	6.71
4	RBC Global Services Australia Nominees Pty Limited	60,743,131	5.38
5	Citicorp Nominees Pty Limited	35,461,612	3.14
6	Commonwealth Custodial Services Limited	22,875,650	2.03
7	AMP Life Limited	19,639,429	1.74
8	Queensland Investment Corporation	17,628,107	1.56
9	Cogent Nominees Pty Limited	14,170,990	1.25
10	ANZ Nominees Limited	10,854,137	0.96
11	MLC Limited	10,392,181	0.92
12	HSBC Custody Nominees (Australia) Limited	10,111,285	0.90
13	J P Morgan Custodial Services Pty Limited	5,839,727	0.52
14	Westpac Financial Services Limited	5,085,717	0.45
15	The National Mutual Life Association of Australasia Limited	4,844,616	0.43
16	NRMA Nominees Pty Limited	4,779,420	0.42
17	Zurich Australia Limited	3,167,474	0.28
18	Bond Street Custodians Limited	2,987,903	0.26
19	Government Superannuation Office	2,985,557	0.26
20	New Zealand Central Securities Depository Limited	2,809,163	0.25
Top 20 Total		**502,895,708**	**44.52**
Total Shares		**1,129,593,718**	**100.00**

Information for shareholders (cont)

ANNUAL GENERAL MEETING

→ **The meeting will be held in the City Recital Hall, Angel Place, Sydney on 16 May 2002 at 10am.**

A better way to receive your dividend

If we currently pay your dividend by cheque, have you considered the benefits of having your money paid directly to your financial institution account or joining the Dividend Reinvestment Plan (DRP)?

Benefits of direct payment to your financial institution account:

→ Save time - you don't have to go to your financial institution to deposit the cheque;

→ Get your money sooner - your dividend is deposited as cleared funds so you don't have to wait for the cheque to clear;

→ It's safer - it removes the chance of your dividend cheque being lost or stolen; and

→ It saves money - it costs less to deposit your dividend into an account than it does to send you a cheque. Less costs for AMP benefit all shareholders.

Benefits of DRP:

→ Increase your shareholding - your dividend is used to buy more AMP shares;

→ Pay no transaction costs - you do not have to pay brokerage or any other transaction costs. You only pay for the cost of the shares; and

→ It's safer - it removes the chance of your dividend cheque being lost or stolen.

Due to regulatory constraints in many jurisdictions, the DRP is only available to shareholders who have a registered address in and are residents of Australia or New Zealand.

For more information about changing the way we currently pay your dividend, simply contact the share registry. Contact details are on this page.

Shareholder centre
@ www.ampgroup.com

The AMP Shareholder centre is a dedicated section on AMP's website providing services to help you stay informed and manage your shareholding.

At the Shareholder centre, you can register your email address to receive online information, view and update some of your shareholding details, and learn more about the AMP Group of companies.

How to contact us

For information about your AMP shareholding, please contact the share registry.

Shareholder Information Lines

Australia
Telephone 1 300 654 442
Facsimile 1 300 301 721

New Zealand
Telephone 0800 448 062
Facsimile 09 488 8787

United Kingdom
Telephone 0800 783 3315
Facsimile 0870 703 6119

Rest of world
Telephone 61 2 8234 5000
Facsimile 61 2 8234 5002

Registered Office of AMP Limited
Level 24
33 Alfred Street
Sydney NSW 2000
Australia
Telephone 61 2 9257 5000
Facsimile 61 2 8275 0199

Internet www.ampgroup.com

Board Executive and Company Secretary
Christine McLoughlin

→ Unless otherwise specified, information in this report is current as at 7 March 2002.

Designed and produced by Enterprise IG

Corporate Office, 33 Alfred Street, Sydney NSW 2000 AUSTRALIA
Corporate Office, 86-90 Customhouse Quay, Wellington NEW ZEALAND
Corporate Office, 3 Finsbury Avenue, London EC2M 2PA UNITED KINGDOM

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905672

>> - (

Notice of Annual General Meeting and Explanatory Notes

→ **Date**
Thursday 16 May 2002

→ **Time**
10am Sydney time

→ **Place**
City Recital Hall
Angel Place
Sydney NSW

Need Help?

Contact the AMP Share Registry

Phone	1300 654 442 61 2 8234 5000 (international)
Fax	1300 301 721 61 2 8234 5002 (international)
Write to	GPO Box 4257 Sydney NSW 1046 Australia
Website	www.ampgroup.com/shareholdercentre

Dear Shareholder,

I am pleased to invite you to the Annual General Meeting (AGM) for 2002, to be held on Thursday 16 May.

The Meeting will be held in the City Recital Hall, Angel Place, Sydney NSW. A map and directions have been provided on page 8 of this document.

The Meeting will begin at 10am, with registration available from 8:30am.

Voting on Items of Business at the Meeting

The Notice of Meeting and Explanatory Notes set out the items of business for the Meeting. Please take the time to read these documents. It is not compulsory to vote at the Meeting. However, if you would like to vote on the items of business outlined in the Notice, you may attend the Meeting or appoint a proxy to vote for you at the Meeting using the enclosed proxy form.

Easy Registration at the AGM

The proxy form contains a barcode to assist with the registration process at the Meeting. If you are attending the Meeting, please bring this barcoded form with you.

If you are not attending the Meeting, I would encourage you to complete the proxy form and return it in the enclosed reply paid envelope, to reach us by 10am (Sydney time) on Tuesday 14 May 2002.

I look forward to welcoming you at the Meeting. Following the Meeting, I hope you will join me and my fellow Directors for light refreshments.

Yours sincerely,

Stan Wallis
Chairman

AMP Limited
ABN 49 079 354 519

Notice of Annual General Meeting

The Annual General Meeting of shareholders of AMP Limited ("AMP") will be held in the City Recital Hall, Angel Place, Sydney NSW at 10am (Sydney time) on Thursday 16 May 2002.

Business

Item 1: Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and the Auditor in respect of the year ended 31 December 2001.

Item 2: Election of Directors

(a) To consider and, if thought fit, to pass the following ordinary resolution:

"That Stanley David Martin Wallis, a Director retiring in accordance with clause 64.1 of the Constitution, being eligible, is re-elected as a Director of AMP Limited."

(b) To consider and, if thought fit, to pass the following ordinary resolution:

"That Ian Andrew Renard, a Director retiring in accordance with clause 64.1 of the Constitution, being eligible, is re-elected as a Director of AMP Limited."

By Order of the Board

C. McLoughlin

C F McLoughlin
Company Secretary
13 March 2002

Notes

Voting:

AMP has determined, in accordance with regulation 7.11.37 of the Corporations Regulations, that the shares of AMP that are quoted on the Australian Stock Exchange as at 7pm (Sydney time) on 14 May 2002 will be taken, for the purposes of the Annual General Meeting, to be held by the persons who held them at that time. Accordingly, those persons will be entitled to attend and vote at the Annual General Meeting.

Voting by Proxy:

(a) A shareholder who is entitled to attend and vote at the Meeting may appoint not more than two proxies to attend and vote on behalf of that shareholder. If you wish to appoint two proxies, please obtain a second proxy form by telephoning the Shareholder Information Line:

Australia	1300 654 442
New Zealand	0800 448 062
United Kingdom	0800 783 3315
Rest of World	61 2 8234 5000

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or the number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.

(c) Where a shareholder appoints more than one proxy, neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of AMP.

(e) To be effective, AMP must receive the completed proxy form and, if the form is signed by the shareholder's attorney, the authority under which the proxy form is signed (or a certified copy of the authority) by no later than 10am (Sydney time) on Tuesday 14 May 2002.
Proxies may be lodged with AMP:

- by mail, to the AMP Share Registry, using the enclosed reply envelope or by posting it to:
  Australia: GPO Box 5389, Sydney NSW 2001
  New Zealand: PO Box 91-543, Auckland Mail Centre
  United Kingdom: PO Box 1075, Bristol, BS99 3FA
  Rest of World: GPO Box 5389, Sydney NSW 2001, Australia

- by facsimile:

Australia	1300 301 721
New Zealand	09 488 8787
United Kingdom	0870 703 6119
Rest of World	61 2 8234 5002

- by delivery to AMP's registered office, Level 24, 33 Alfred Street, Sydney NSW 2000, Australia or to the AMP Share Registry, c/-Computershare Investor Services Pty Limited, Level 3, 60 Carrington Street, Sydney NSW 2000, Australia.

(f) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(g) A proxy may decide whether to vote on any motion, except where the proxy is required by law or the Constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with the direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

(h) If a shareholder appoints the Chairman of the Meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder, in favour of that item on a poll.

Explanatory Notes

Item 1: Financial Statements and Reports

The Corporations Act requires the Financial Report (which includes the financial statements and Directors' Declaration), the Directors' Report and the Auditor's Report to be laid before the Annual General Meeting. The Constitution of AMP Limited ("AMP") provides for these reports to be received and considered at that Meeting. There is no requirement either in the Corporations Act or the Constitution for shareholders to approve the Financial Report, the Directors' Report or the Auditor's Report. Shareholders will be given a reasonable opportunity at the Meeting to ask questions and make comments on these reports, and on the business, operations and management of AMP.

Item 2: Election of Directors

Profiles of the candidates offering themselves for re-election to the office of Director are set out below.



Mr Stanley David Martin Wallis

Mr Stanley David Martin Wallis, Chairman
BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS
Age 62

Member of the AMP Board since 1990 and appointed Chairman in 2000. Chairman of the Board's Nomination Committee and a member of its Governance and Remuneration Committees.

Experience

Over 40 years, industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships

Chairman of retailer Coles Myer Ltd and technology company Pineapplehead Ltd. Director of the Australian Foundation Investment Company Ltd.

Other interests

Board member of the Melbourne Business School – University of Melbourne – and The Walter & Eliza Hall Institute of Medical Research.



Mr Ian
Andrew Renard

Mr Ian Andrew Renard
BA, LLM, FAICD
Age 55

Appointed to the Board of AMP in 1998. Member of the Board's Finance, Audit and Compliance and Governance committees. Appointed as a Director of AMP Bank Limited from March 2002.

Experience

29 years in the legal profession. Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships

Director of CSL Limited (a pharmaceutical, veterinary and health care products company), Newcrest Mining Limited (a gold and copper mining and processing company) and Hurstmead Pastoral Company Pty Ltd (sheep and cattle).

Other interests

Deputy Chancellor of the University of Melbourne and chairs or serves on various University Council Committees. Chairman of the Melbourne Theatre Company, a member of the Collections Committee of the State Library of Victoria and a trustee of the R E Ross Trust and the Queen's Fund public charitable trusts. Director of Australian Major Performing Arts Group Ltd, a non-profit company.

Additional information

Please visit the AGM page on our website – www.ampgroup.com/agm – to obtain further information about the Meeting. You can also tell us the issues you want to discuss at the AGM. The map below showing the location of the City Recital Hall, Angel Place and its nearest transport routes is an example of the information you will find at the site.



Hunter Street
George Street
Pitt Street
City Recital Hall
Angel Place
Martin
Bridge Street
O'Connell Street
Chifley Square
Hunter Street
City Recital Hall
Wynyard Park
York Street
George Street
Clarence Street
Kent Street
Sussex Street
Castlereagh Street
Phillip Street
Martin Place
GPO
King Street
St James Church
Pitt Street Mall
Market Street

- Parking
- Monorail Station
- Train Station
- Taxi Stand
- Pedestrian Mall

Will you be attending?
To assist our planning, please let us know whether you will be attending the AGM by using the AMP website – www.ampgroup.com/agm or telephoning the Shareholder Information Line:

Australia	1300 654 442
New Zealand	0800 448 062
United Kingdom	0800 783 3315
Rest of World	61 2 8234 5000

By Train – Wynyard Station is a five minute walk from Angel Place.

By Bus – All buses to and from Circular Quay stop nearby on George Street or Pitt Street.

By Car – Secure parking operates a 180-space car park next door to City Recital Hall, Angel Place at 123 Pitt Street, Sydney. Numerous other car parks are also located within walking distance.

By Taxi – A taxi drop-off is located at the front entrance. Enter Angel Place from George Street, travelling south.

By Foot – There is pedestrian access from George and Pitt Streets and from Martin Place.

Instructions for Completion of Proxy Form

1. **Name and Address**
This is the name and address of the shareholder as it appears on the AMP Limited Share Register. If this information is incorrect, please make the correction on the form and cross the box. Shareholders sponsored by a broker should advise their broker of any changes. **Please note you cannot change the ownership of shares using this form.**

2. **Appointment of Proxy**
Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, cross the box. If you leave this section blank or your named proxy is unable to attend, the Chairman of the Meeting will be your proxy to vote your shares. Your proxy need not be a shareholder of AMP Limited. If you are appointing a second proxy, an additional proxy form may be obtained by telephoning the AMP Limited Share Registry.

To appoint a second proxy:

(a) On the first proxy form, state the number of shares or the percentage of your voting rights applicable to the first proxy.

(b) On the second proxy form, state the number of shares or the percentage of your voting rights applicable to the second proxy.

(c) Return both forms in the same envelope.

3. **Directions to Proxy**
You may direct your proxy how to vote on a given item of business by placing an "X" in one of the three boxes opposite that item. Your proxy may decide whether to vote on any motion, except where your proxy is required by law or the Constitution to vote or abstain in their capacity as proxy. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the percentage or number of shares you wish to vote in the appropriate boxes. If you do not mark any of the boxes on a given item, your proxy may decide how to vote on that item. If you mark more than one box on an item, your vote on that item will be invalid.

4. **Signature(s)**
Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an Attorney, then the Power of Attorney must have been noted by the AMP Limited Share Registry or a certified copy of it must accompany this form.

Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary.

5. **Lodgement of Proxy**
A proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by AMP Limited no later than 10am (Sydney time) on Tuesday 14 May 2002. Any proxy form received after that time will be treated as invalid.

Documents may be lodged using the reply paid envelope; or

– by posting, delivery or facsimile to the AMP Share Registry (see details below);

– by delivery to the Registered Office of AMP Limited, Level 24, 33 Alfred Street, Sydney NSW 2000, Australia.

The AMP Share Registry

Australia	AMP Share Registry, GPO Box 5369, Sydney NSW 2001; or Level 3, 60 Carrington Street, Sydney NSW 2000; or Facsimile 1300 301 721
New Zealand	AMP Share Registry, PO Box 91-543, Auckland Mail Centre; or Level 2, 159 Hurstmere Road, Takapuna, North Shore City; or Facsimile 09 488 8787
United Kingdom	AMP Share Registry, PO Box 1075, Bristol, BS99 3FA; or The Pavilions, Bridgwater Road, Bedminster Down, Bristol; or Facsimile 0870 703 6119
Rest of World	AMP Share Registry, GPO Box 5369, Sydney NSW 2001, Australia; or Level 3, 60 Carrington Street, Sydney NSW 2000; or Facsimile 61 2 8234 5002

AMP

POSTAGE PAID AUSTRALIA

Proxy Form

If Undeliverable Please Return to:
PO Box 3086 Kingsgrove DC NSW 2208 Australia

Need Help?

Contact the AMP Share Registry

Phone 1300 654 442
61 2 8234 5000 (international)

Fax 1300 301 721
61 2 8234 5002 (international)

Write to
GPO Box 4257
Sydney NSW 1046
Australia

Website www.ampgroup.com/shareholdercentre

Please visit the AGM page on our website – www.ampgroup.com/agm – to obtain further information about the Meeting. You can also provide comments on issues you would like to hear about at the AGM.

Will you be Attending?

To assist our planning, please let us know if you will be attending the AGM by using the AMP website – www.ampgroup.com/agm – or by telephoning the Shareholder Information Line

Australia	1300 654 442	New Zealand	0800 448 062
United Kingdom	0800 783 3315	Rest of World	61 2 8234 5000

Meeting Registration

The Annual General Meeting of AMP Limited is to be held at 10am on Thursday 16 May 2002 at the City Recital Hall, Angel Place, Sydney, NSW with registration commencing at 8.30am.

Corporate shareholders please note:
Representatives should present satisfactory evidence of their appointment when they register.

AMP Proxy Form

1. Registered Name and Address

Mark this box with an "X" if you have made any changes to your name or address details (see reverse)

To complete the proxy form, please see the instructions on the back of this form and refer to the accompanying documents for details of each item of business.

2. **Appointment of Proxy**

I/We being a member/s of AMP Limited, hereby appoint

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or

failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at the Annual General Meeting of AMP Limited to be held on 16 May 2002 and at any adjournment of that Meeting.

Mark the box with "X" if you are appointing the Chairman of the Meeting

If you are appointing a second proxy please state the number of shares OR the percentage of your voting rights applicable to this proxy form.

Number of shares **OR** %

3. **Directions to Proxy**

Your proxy may decide how to vote on any motion, except where specifically directed below.

For each item of business please mark "**X**" in one box only to indicate your voting instruction.

Item 2: Election of Directors	**For**	**Against**	**Abstain**
(a) S D M Wallis			
(b) I A Renard			

4. **Signature of Shareholder(s)** (see reverse for instructions)

Individual or First Shareholder	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

/ /
Date

Contact Name

( )
Contact Telephone Number

AMP PRX

Instructions for Completion of Proxy Form

1. **Name and Address**
This is the name and address of the shareholder as it appears on the AMP Limited Share Register. If this information is incorrect, please make the correction on the form and cross the box. Shareholders sponsored by a broker should advise their broker of any changes. **Please note you cannot change the ownership of shares using this form.**

2. **Appointment of Proxy**
Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, cross the box. If you leave this section blank or your named proxy is unable to attend, the Chairman of the Meeting will be your proxy to vote your shares. Your proxy need not be a shareholder of AMP Limited. If you are appointing a second proxy, an additional proxy form may be obtained by telephoning the AMP Limited Share Registry.

   To appoint a second proxy

   (a) On the first proxy form, state the number of shares or the percentage of your voting rights applicable to the first proxy.

   (b) On the second proxy form, state the number of shares or the percentage of your voting rights applicable to the second proxy

   (c) Return both forms in the same envelope

3. **Directions to Proxy**
You may direct your proxy how to vote on a given item of business by placing an "X" in one of the three boxes opposite that item. Your proxy may decide whether to vote on any motion, except where your proxy is required by law or the Constitution to vote or abstain in their capacity as proxy. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the percentage or number of shares you wish to vote in the appropriate boxes. If you do not mark any of the boxes on a given item, your proxy may decide how to vote on that item. If you mark more than one box on an item, your vote on that item will be invalid.

4. **Signature(s)**
Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an Attorney, then the Power of Attorney must have been noted by the AMP Limited Share Registry or a certified copy of it must accompany this form.

   Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary

5. **Lodgement of Proxy**
A proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by AMP Limited no later than 10am (Sydney time) on Tuesday 14 May 2002. Any proxy form received after that time will be treated as invalid.

   Documents may be lodged using the reply paid envelope; or

   – by posting, delivery or facsimile to the AMP Share Registry (see details below);

   – by delivery to the Registered Office of AMP Limited, Level 24, 33 Alfred Street, Sydney NSW 2000, Australia

The AMP Share Registry

Australia	AMP Share Registry, GPO Box 5399, Sydney NSW 2001, or Level 3, 60 Carrington Street, Sydney NSW 2000, or Facsimile 1300 301 721
New Zealand	AMP Share Registry, PO Box 91-543, Auckland Mail Centre; or Level 2, 159 Hurstmere Road, Takapuna, North Shore City; or Facsimile 09 488 8787
United Kingdom	AMP Share Registry, PO Box 1075, Bristol, BS99 3FA; or The Pavilions, Bridgwater Road, Bedminster Down, Bristol, or Facsimile 0870 703 6119
Rest of World	AMP Share Registry, GPO Box 5399, Sydney NSW 2001, Australia, or Level 3, 60 Carrington Street, Sydney NSW 2000; or Facsimile 61 2 8234 5002

Permit Post
New Zealand
Permit No. 6493

Proxy Form

Auckland Mail Centre

Need Help?

Contact the AMP Share Registry

Phone 0800 448 062
61 2 8234 5000 (international)

Fax 09 488 8787
61 2 8234 5002 (international)

Write to
PO Box 91-543
Auckland Mail Centre

Website www.ampgroup.com/shareholdercentre

Please visit the AGM page on our website - www.ampgroup.com/agm - to obtain further information about the Meeting. You can also provide comments on issues you would like to hear about at the AGM.

Will you be Attending?

To assist our planning, please let us know if you will be attending the AGM by using the AMP website – www.ampgroup.com/agm – or by telephoning the Shareholder Information Line:

Australia	1300 654 442	New Zealand	0800 448 062
United Kingdom	0800 783 3315	Rest of World	61 2 8224 5000

Meeting Registration

The Annual General Meeting of AMP Limited is to be held at 10am on Thursday 16 May 2002 at the City Recital Hall, Angel Place, Sydney, NSW with registration commencing at 8.30am.

Corporate shareholders please note:
Representatives should present satisfactory evidence of their appointment when they register.

AMP Proxy Form

1. **Registered Name and Address**

Mark this box with an "X" if you have made any changes to your name or address details (see reverse).

To complete the proxy form, please see the instructions on the back of this form and refer to the accompanying documents for details of each item of business.

2. **Appointment of Proxy**

I/We being a member/s of AMP Limited, hereby appoint

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or

failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at the Annual General Meeting of AMP Limited to be held on 16 May 2002 and at any adjournment of that Meeting.

Mark the box with "X" if you are appointing the Chairman of the Meeting

If you are appointing a second proxy please state the number of shares OR the percentage of your voting rights applicable to this proxy form.

Number of shares **OR** %

3. **Directions to Proxy**

Your proxy may decide how to vote on any motion, except where specifically directed below.

For each item of business please mark "**X**" in one box only to indicate your voting instruction.

Item 2: Election of Directors	**For**	**Against**	**Abstain**
(a) S D M Wallis			
(b) I A Renard			

4. **Signature of Shareholder(s)** (see reverse for instructions)

Individual or First Shareholder | Shareholder 2 | Shareholder 3

Sole Director and Sole Company Secretary | Director | Director/Company Secretary

/ / | | ( )

Date | Contact Name | Contact Telephone Number

AMP PRX

Instructions for Completion of Proxy Form

1. **Name and Address**
This is the name and address of the shareholder as it appears on the AMP Limited Share Register. If this information is incorrect, please make the correction on the form and cross the box. Shareholders sponsored by a broker should advise their broker of any changes. **Please note you cannot change the ownership of shares using this form.**

2. **Appointment of Proxy**
Insert the name of your proxy if your proxy is someone other than the Chairman of the Meeting. If your proxy is the Chairman of the Meeting, cross the box. If you leave this section blank or your named proxy is unable to attend, the Chairman of the Meeting will be your proxy to vote your shares. Your proxy need not be a shareholder of AMP Limited. If you are appointing a second proxy, an additional proxy form may be obtained by telephoning the AMP Limited Share Registry.

To appoint a second proxy:

(a) On the first proxy form, state the number of shares or the percentage of your voting rights applicable to the first proxy.

(b) On the second proxy form, state the number of shares or the percentage of your voting rights applicable to the second proxy.

(c) Return both forms in the same envelope.

3. **Directions to Proxy**
You may direct your proxy how to vote on a given item of business by placing an "X" in one of the three boxes opposite that item. Your proxy may decide whether to vote on any motion, except where your proxy is required by law or the Constitution to vote or abstain in their capacity as proxy. If your proxy votes on an item, all of your shares will be voted in accordance with your direction unless you indicate a proportion of voting rights on any item by inserting the percentage or number of shares you wish to vote in the appropriate boxes. If you do not mark any of the boxes on a given item, your proxy may decide how to vote on that item. If you mark more than one box on an item, your vote on that item will be invalid.

4. **Signature(s)**
Each shareholder must sign this form. If your shares are held in joint names, all shareholders must sign in the boxes. If you are signing as an Attorney, then the Power of Attorney must have been noted by the AMP Limited Share Registry or a certified copy of it must accompany this form.

Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided which state the office held by the signatory, i.e. Director and Director, or Company Secretary and Director, or the Sole Director and Sole Company Secretary.

5. **Lodgement of Proxy**
A proxy form (and the original or a certified copy of any power of attorney under which it is signed) must be received by AMP Limited no later than 10am (Sydney time) on Tuesday 14 May 2002. Any proxy form received after that time will be treated as invalid.

Documents may be lodged using the reply paid envelope; or

– by posting, delivery or facsimile to the AMP Share Registry (see details below);

– by delivery to the Registered Office of AMP Limited, Level 24, 33 Alfred Street, Sydney NSW 2000, Australia.

The AMP Share Registry

Australia
AMP Share Registry, GPO Box 5369, Sydney NSW 2001; or
Level 3, 60 Carrington Street, Sydney NSW 2000; or
Facsimile 1300 301 721

New Zealand
AMP Share Registry, PO Box 91-543, Auckland Mail Centre; or
Level 2, 159 Hurstmere Road, Takapuna, North Shore City; or
Facsimile 09 488 8787

United Kingdom
AMP Share Registry, PO Box 1075, Bristol, BS99 3FA; or
The Pavilions, Bridgwater Road, Bedminster Down, Bristol; or
Facsimile 0870 703 6119

Rest of World
AMP Share Registry, GPO Box 5369, Sydney NSW 2001, Australia; or
Level 3, 60 Carrington Street, Sydney NSW 2000; or
Facsimile 61 2 8234 5002

AMP

POSTAGE PAID ROYAL MAIL 2
BQ 5419

Proxy Form

Need Help?

Contact the AMP Share Registry

Phone 0800 783 3315
61 2 8234 5000 (international)

Fax 0870 703 6119
61 2 8234 5002 (international)

Write to
PO Box 82
Bristol BS99 7NH

Website www.ampgroup.com/shareholdercentre

Please visit the AGM page on our website – www.ampgroup.com/agm – to obtain further information about the Meeting. You can also provide comments on issues you would like to hear about at the AGM.

Will you be Attending?

To assist our planning, please let us know if you will be attending the AGM by using the AMP website – www.ampgroup.com/agm – or by telephoning the Shareholder Information Line

Australia	1300 654 442	New Zealand	0800 448 062
United Kingdom	0800 783 3315	Rest of World	61 2 8234 5000

Meeting Registration

The Annual General Meeting of AMP Limited is to be held at 10am on Thursday 16 May 2002 at the City Recital Hall, Angel Place, Sydney NSW with registration commencing at 8:30am.

Corporate shareholders please note:
Representatives should present satisfactory evidence of their appointment when they register.

AMP Proxy Form

1. **Registered Name and Address**

Mark this box with an "X" if you have made any changes to your name or address details (see reverse)

To complete the proxy form, please see the instructions on the back of this form and refer to the accompanying documents for details of each item of business.

2. **Appointment of Proxy**

I/We being a member/s of AMP Limited, hereby appoint

Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or

Mark the box with "X" if you are appointing the Chairman of the Meeting

failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my behalf and to vote in accordance with the following directions (or, if no directions have been given, as the proxy sees fit) at the Annual General Meeting of AMP Limited to be held on 16 May 2002 and at any adjournment of that Meeting.

If you are appointing a second proxy please state the number of shares OR the percentage of your voting rights applicable to this proxy form.

Number of shares **OR** %

3. **Directions to Proxy**

Your proxy may decide how to vote on any motion, except where specifically directed below.

For each item of business please mark "**X**" in one box only to indicate your voting instruction

Item 2: Election of Directors	For	Against	Abstain
(a) S D M Wallis			
(b) I A Renard			

4. **Signature of Shareholder(s)** (see reverse for instructions)

Individual or First Shareholder	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Date / /   Contact Name   Contact Telephone Number ( )

AMP PRX